         As filed with the Securities and Exchange Commission on May 1, 1998

                      Registration Nos. 333-46389 and 811-08645

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                       FORM N-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
     Pre-Effective Amendment No.   1                                         [x]
                                 -----
     Post-Effective Amendment No.                                            [ ]
                                  ------

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
     Amendment No.  1                                                        [x]
                   ---

                           (Check appropriate box or boxes)

               Separate Account Ten of Integrity Life Insurance Company
                              (Exact Name of Registrant)

                           Integrity Life Insurance Company
                                 (Name of Depositor)

                     515 West Market Street, Louisville, KY 40202
          (Address of Depositor's Principal Executive Offices)  (Zip Code)
         Depositor's Telephone Number, including Area Code  (502) 582-7900
                                                         ----------------

                                   Kevin L. Howard
                           Integrity Life Insurance Company
                                515 West Market Street
                             Louisville, Kentucky  40202
                       (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon after the effective date of this Registration Statement as is practicable.

It is proposed that this filing will become effective (check appropriate box)

   / / immediately upon filing pursuant to paragraph (b) of Rule 485

   / / on (date) pursuant to paragraph (b) of Rule 485

   / / 60 days after filing pursuant to paragraph (a)(1) of Rule 485

   / / on (date) pursuant to paragraph (a)(1) of Rule 485

   / / 75 days after filing pursuant to paragraph (a)(2) of Rule 485

   / / on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

   / / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

CROSS REFERENCE SHEET - PINNACLE (VERSION III)

Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information) of Information Required By Form N-3

PART A:  INFORMATION REQUIRED IN PROSPECTUS - PINNACLE (VERSION III)

Form N-3 Item No.                                                Location in Prospectus
1.   Cover Page                                                  Cover Page

2.   Definitions                                                 Part I, Section 1 - Summary

3.   Synopsis                                                    Part I, Section 1 - Summary, Table of Annual Fees and
                                                                 Expenses, Examples

4.   Condensed Financial Information                             Part I, Section 1 - Summary -- Financial Information

5.   General Description of Registrant and                       Part I, Section 2 - Integrity and the Separate Accounts;
     Insurance Company                                           Part I, Section 3 - Your Investment Options;
                                                                 Part II, Section 1 - The Select Ten Plus Division of
                                                                 Separate Account Ten

6.   Management                                                  Part II, Section 2 - Management of Separate Account Ten

7.   Deductions and Expenses                                     Part I, Section 4 - Deductions and Charges

8.   General Description of Variable                             Part I, Section 5 - Terms of Your Variable Annuity
     Annuity Contracts

9.   Annuity Period                                              Part I, Section 5 - Terms of Your Variable Annuity

10.  Death Benefit                                               Part I, Section 5 - Terms of Your Variable Annuity

11.  Purchases and Contract Value                                Part I, Section 5 - Terms of Your Variable Annuity

12.  Redemptions                                                 Part I, Section 5 - Terms of Your Variable Annuity

13.  Taxes                                                       Part I, Section 7 - Tax Aspects of the Contracts

14.  Legal Proceedings                                           Not Applicable

15.  Table of Contents of the Statement                          SAI Table of Contents
     of Additional Information


PART  B:  INFORMATION REQUIRED IN STATEMENT OF ADDITIONAL INFORMATION - PINNACLE (VERSION III)

Form N-3 Item No.                                                Location in Statement of Additional Information

16.  Cover Page                                                  Cover Page

17.  Table of Contents                                           Cover Page

18.  General Information and History                             Part 1 - Integrity and Custodian

19.  Investment Objectives and Policies                          Part 3 - Investment Restrictions and Policies of the
                                                                 Select Ten Plus Division

20.  Management                                                  Part 4 - Management of Separate Account Ten

21.  Investment Advisory and Other Services                      Part 4 - Management of Separate Account Ten

22.  Brokerage Allocation                                        Part 5 - Portfolio Transactions and Brokerage

23.  Purchase and Pricing of Securities                          Part 2 - Distribution of the Contracts;
     Being Offered                                               Part 7 - Determination of Accumulation Unit Values

24.  Underwriters                                                Part 2 - Distribution of the Contracts

25.  Calculation of Performance Data                             Part 6 - Performance Information

26.  Annuity Payments                                            Part 8 - Determination of Annuity Unit Values

27.  Financial Statements                                        Part 9 - Financial Statements

Prospectus                    PINNACLE (VERSION III)
----------             FLEXIBLE PREMIUM VARIABLE ANNUITY*
                   issued by INTEGRITY LIFE INSURANCE COMPANY


This prospectus describes a flexible premium variable annuity offered by Integrity Life Insurance Company, an indirect wholly owned subsidiary of ARM Financial Group, Inc. The individual contracts and group certificates (CONTRACTS) offered by this prospectus provide several types of benefits, some of which have tax-favored status under the Internal Revenue Code of 1986, as amended. The contracts are funded by two separate accounts, Separate Account II and Separate Account Ten (collectively, SEPARATE ACCOUNTS). Contributions under the contracts may be allocated to the various available investment divisions of our Separate Accounts (VARIABLE ACCOUNT OPTIONS, or individually, OPTION) or to our Fixed Accounts, or both.


Contributions to the Variable Account Options of Separate Account II are invested in shares of corresponding portfolios of the following list of Funds or Insurance Trust Funds (FUNDS): BT Insurance Funds Trust (BT FUNDS TRUST); Variable Insurance Products Fund (VIP), Variable Insurance Products Fund II (VIP
II), and Variable Insurance Products Fund III (VIP III), part of the Fidelity Investments' group of companies (collectively, FIDELITY'S VIP FUNDS); The Legends Fund, Inc. (LEGENDS FUND); Janus Aspen Series; J.P. Morgan Series Trust II (J.P. MORGAN SERIES); and Morgan Stanley Universal Funds, Inc. (MORGAN STANLEY UNIVERSAL FUNDS). The values allocated to the Options reflect the investment performance of the Funds' Portfolios. Bankers Trust Global Asset Management Services, a unit of Bankers Trust Company, is the investment manager of the BT Funds Trust. Fidelity Management and Research Company serves as investment adviser to Fidelity's VIP Funds. Integrity Capital Advisors, Inc., a member of the ARM Financial Group, is the investment adviser of the Legends Fund. Janus Capital Corporation serves as investment adviser to the Janus Trust. J.P. Morgan Investment Management Inc. is the investment adviser to the J.P. Morgan Series. Morgan Stanley Asset Management Inc. serves as investment adviser to the Morgan Stanley Universal Funds except for Morgan Stanley High Yield Portfolio, for which Miller Anderson & Sherrerd, LLP serves as investment adviser. The prospectuses for the Funds describe the investment objectives, policies and risks of each of the Funds' portfolios. There are 21 Variable Account Options available under Separate Account II:


                                 BT FUNDS TRUST
                  EAFE-Registered Trademark- Equity Index Fund
                              Equity 500 Index Fund
                              Small Cap Index Fund

                              FIDELITY'S VIP FUNDS
                           VIP Equity-Income Portfolio
                           VIP II Contrafund Portfolio
                        VIP III Growth & Income Portfolio
                     VIP III Growth Opportunities Portfolio

                               JANUS ASPEN SERIES
                   Janus Aspen Capital Appreciation Portfolio
                         Janus Aspen Balanced Portfolio
                     Janus Aspen Worldwide Growth Portfolio
                       Janus Aspen Money Market Portfolio


                               J.P. MORGAN SERIES
                J.P. Morgan International Opportunities Portfolio
                           J.P. Morgan Bond Portfolio


                                  LEGENDS FUND
             Harris Bretall Sullivan & Smith Equity Growth Portfolio
                        Zweig Asset Allocation Portfolio
                       Zweig Equity (Small Cap) Portfolio
                         Scudder Kemper Value Portfolio

                         MORGAN STANLEY UNIVERSAL FUNDS
                      Morgan Stanley Asian Equity Portfolio
                 Morgan Stanley Emerging Markets Debt Portfolio
                       Morgan Stanley High Yield Portfolio
                    Morgan Stanley U.S. Real Estate Portfolio

THERE CAN BE NO ASSURANCE THAT THE JANUS MONEY MARKET PORTFOLIO WILL ACHIEVE ITS INVESTMENT OBJECTIVE OR BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

Contributions to Separate Account Ten are allocated to its Select Ten Plus Division March, Select Ten Plus Division June, Select Ten Plus Division September, or Select Ten Plus Division December (each a DIVISION, and collectively, the SELECT TEN PLUS DIVISIONS or the DIVISIONS), which invest directly in securities. Part I of this prospectus describes the contract and provides background information regarding the Separate Accounts. Part II of this prospectus (beginning on page ___) provides information regarding the investment activities and operations of the Divisions, including their investment policies.


We currently offer Guaranteed Rate Options (GROs) and a Systematic Transfer Option (STO), together referred to as FIXED ACCOUNTS. Your allocation to a GRO accumulates at a fixed interest rate we declare at the beginning of the duration you select. A market value adjustment (MARKET VALUE ADJUSTMENT) will be made for withdrawals, surrenders, transfers and certain other transactions before the expiration of your GRO Account, but your value under a GRO Account may not be decreased below an amount equal to your allocation plus interest compounded at an annual effective rate of 3% (MINIMUM VALUE). Withdrawal charges and an annual administrative charge may be applicable, which may invade principal.
Your allocation to the STO accumulates at a fixed interest rate that we declare each calendar quarter, guaranteed never to be less than an effective annual yield of 3%. YOU MUST TRANSFER ALL CONTRIBUTIONS YOU MAKE TO THE STO INTO OTHER INVESTMENT OPTIONS WITHIN ONE YEAR OF CONTRIBUTION ON A MONTHLY OR QUARTERLY BASIS.


This prospectus contains information about the contracts that you should know before investing. You should read this prospectus and any supplements, and retain them for future reference. This prospectus is not valid unless provided with the current Fund prospectuses, which you should also read.

For further information and assistance, you should contact our Administrative Office at Integrity Life Insurance Company, P.O. Box 740074, Louisville, Kentucky 40201-0074. The express mail address is Integrity Life Insurance Company, 515 West Market Street, Louisville, Kentucky 40202-3319. You may also call the following toll-free number: 1-800-325-8583.

Registration statements relating to the contracts, which include a Statement of Additional Information (SAI) dated May 1, 1998, have been filed with the Securities and Exchange Commission. The SAI is incorporated by reference into this prospectus. A copy of the SAI is available free of charge by writing to or calling our Administrative Office. A table of contents for the SAI follows the table of contents for this prospectus.


* NOTE: CONTRACTS ISSUED IN THE STATE OF OREGON WILL BE SINGLE PREMIUM VARIABLE ANNUITIES RATHER THAN FLEXIBLE PREMIUM VARIABLE ANNUITIES. ALL REFERENCES TO FLEXIBLE CONTRIBUTIONS ARE SINGLE CONTRIBUTIONS FOR THIS STATE.

THE CONTRACTS ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC. THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 1, 1998.

                                TABLE OF CONTENTS

PART I                                                                   PAGE

SECTION 1 - SUMMARY

Your Variable Annuity Contract . . . . . . . . . . . . . . . . . . . . . . 1
Your Benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
How Your Contract is Taxed . . . . . . . . . . . . . . . . . . . . . . . . 1
Your Contributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Your Investment Options. . . . . . . . . . . . . . . . . . . . . . . . . . 1
Variable Account Options . . . . . . . . . . . . . . . . . . . . . . . . . 1
Account Value, Adjusted Account Value and Cash Value . . . . . . . . . . . 2
Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Charges and Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Withdrawals. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Your Initial Right to Revoke . . . . . . . . . . . . . . . . . . . . . . . 3
Table of Annual Fees and Expenses. . . . . . . . . . . . . . . . . . . . . 4
Financial Information. . . . . . . . . . . . . . . . . . . . . . . . . . . 8

SECTION 2 - INTEGRITY AND THE SEPARATE ACCOUNTS


Integrity Life Insurance Company . . . . . . . . . . . . . . . . . . . . . 9
The Separate Accounts and the Variable Account Options . . . . . . . . . . 9
Assets of Our Separate Accounts. . . . . . . . . . . . . . . . . . . . . . 9
Changes In How We Operate. . . . . . . . . . . . . . . . . . . . . . . . . 9


SECTION 3 - YOUR INVESTMENT OPTIONS


The Legends Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . .. 10
   The Legends Fund's Investment Adviser and Sub-Advisers. . . . . . . . .10
   Investment Objectives of the Portfolios . . . . . . . . . . . . . . . .11
BT Insurance Funds Trust . . . . . . . . . . . . . . . . . . . . . . . .. 11
   The Bankers Trust Funds' Investment Adviser . . . . . . . . . . . . . .12
   Investment Objectives of the Portfolios . . . . . . . . . . . . . . . .12
Fidelity Variable Insurance Products Funds . . . . . . . . . . . . . . .. 14
   Fidelity's VIP Funds' Investment Adviser. . . . . . . . . . . . . . . .14
   Investment Objectives of the Portfolios . . . . . . . . . . . . . . . .15
Janus Aspen Series . . . . . . . . . . . . . . . . . . . . . . . . . . .. 15
   Janus Aspen Series' Investment Adviser. . . . . . . . . . . . . . . . .16
   Investment Objectives of the Portfolios . . . . . . . . . . . . . . . .16
J.P. Morgan Series Trust II. . . . . . . . . . . . . . . . . . . . . . .. 17
   The J.P. Morgan Series' Investment Adviser. . . . . . . . . . . . . . .17
   Investment Objectives of the Portfolios . . . . . . . . . . . . . . . .17
Morgan Stanley Universal Funds, Inc. . . . . . . . . . . . . . . . . . .. 18
   The Morgan Stanley Universal Funds' Investment Advisers . . . . . . . .18
   Investment Objectives of the Portfolios . . . . . . . . . . . . . . .  19
The Select Ten Plus Divisions of Separate Account Ten. . . . . . . . . . .20
Fixed Accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .20
   Guaranteed Rate Options . . . . . . . . . . . . . . . . . . . . . . . .20
      Renewals of GRO Accounts . . . . . . . . . . . . . . . . . . . . . .21
      Market Value Adjustments . . . . . . . . . . . . . . . . . . . . . .21
   Systematic Transfer Option. . . . . . . . . . . . . . . . . . . . . .  21

                                                                         PAGE
SECTION 4 - DEDUCTIONS AND CHARGES


Separate Account Charges . . . . . . . . . . . . . . . . . . . . . . . . .22
Annual Administrative Charge . . . . . . . . . . . . . . . . . . . . . . .22
Fund and Division Charges. . . . . . . . . . . . . . . . . . . . . . . . .22
State Premium Tax Deduction. . . . . . . . . . . . . . . . . . . . . . . .22
Contingent Withdrawal Charge . . . . . . . . . . . . . . . . . . . . . . .22
Transfer Charge. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
Hardship Waiver. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
Tax Reserve. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .24


SECTION 5 - TERMS OF PINNACLE YOUR VARIABLE ANNUITY


Contributions Under Your Contract. . . . . . . . . . . . . . . . . . . . .24
Your Account Value . . . . . . . . . . . . . . . . . . . . . . . . . . . .24
Your Purchase of Units in Our Separate Accounts. . . . . . . . . . . . . .24
How We Determine Unit Value. . . . . . . . . . . . . . . . . . . . . . . .25
Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Withdrawals. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Assignments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Death Benefits and Similar Benefit Distributions . . . . . . . . . . . . .27
Annuity Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . .27
Annuities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
Annuity Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
Timing of Payment. . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
How You Make Requests and Give Instructions. . . . . . . . . . . . . . . .28


SECTION 6 - VOTING RIGHTS


Fund Voting Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . .29
How We Determine Your Voting Shares. . . . . . . . . . . . . . . . . . . .29
How Fund Shares Are Voted. . . . . . . . . . . . . . . . . . . . . . . . .29
How Separate Account Ten Interests Are Voted . . . . . . . . . . . . . . .30
Separate Account Voting Rights . . . . . . . . . . . . . . . . . . . . . .30


SECTION 7 - TAX ASPECTS OF THE CONTRACTS


Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .30
Tax Status of Integrity. . . . . . . . . . . . . . . . . . . . . . . . . .30
Your Contract is an Annuity. . . . . . . . . . . . . . . . . . . . . . . .30
Taxation of Annuities Generally. . . . . . . . . . . . . . . . . . . . . .31
Distribution-at-Death Rules. . . . . . . . . . . . . . . . . . . . . . . .31
Diversification Standards. . . . . . . . . . . . . . . . . . . . . . . . .32
Tax-Favored Retirement Programs. . . . . . . . . . . . . . . . . . . . . .32
   Individual Retirement Annuities . . . . . . . . . . . . . . . . . . . .33
   Tax Sheltered Annuities . . . . . . . . . . . . . . . . . . . . . . . .33
   Simplified Employee Pensions. . . . . . . . . . . . . . . . . . . . . .33
   Corporate and Self-Employed (H.R. 10 and Keogh) Pension
     and Profit Sharing Plans. . . . . . . . . . . . . . . . . . . . . . .33
   Deferred Compensation Plans of State and Local Governments and
     Tax-Exempt Organizations. . . . . . . . . . . . . . . . . . . . . . .33
Distributions Under Tax-Favored Retirement Programs. . . . . . . . . . . .33
Federal and State Income Tax Withholding . . . . . . . . . . . . . . . . .34
Impact of Taxes on Integrity . . . . . . . . . . . . . . . . . . . . . . .34
Transfers Among Investment Options . . . . . . . . . . . . . . . . . . . .34

                                                                         PAGE
SECTION 8 - ADDITIONAL INFORMATION


Systematic Withdrawals . . . . . . . . . . . . . . . . . . . . . . . . . .34
Dollar Cost Averaging. . . . . . . . . . . . . . . . . . . . . . . . . . .35
Systematic Transfer Program. . . . . . . . . . . . . . . . . . . . . . . .35
Customized Asset Rebalancing . . . . . . . . . . . . . . . . . . . . . . .35
Asset Allocation and Rebalancing Program . . . . . . . . . . . . . . . . .35
Systematic Contributions . . . . . . . . . . . . . . . . . . . . . . . . .36
Performance Information. . . . . . . . . . . . . . . . . . . . . . . . . .36


PART II


SECTION 1 - THE SELECT TEN PLUS DIVISIONS OF SEPARATE ACCOUNT TEN


The Divisions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .38
Investment Strategy. . . . . . . . . . . . . . . . . . . . . . . . . . . .38
Investment Objective and Policies. . . . . . . . . . . . . . . . . . . . .38
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .39
Investment Restrictions. . . . . . . . . . . . . . . . . . . . . . . . . .39


SECTION 2 - MANAGEMENT OF SEPARATE ACCOUNT TEN


Board of Managers of Separate Account Ten. . . . . . . . . . . . . . . . .40
The Investment Adviser . . . . . . . . . . . . . . . . . . . . . . . . . .40
The Sub-Adviser. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .40


APPENDIX A  -  ILLUSTRATION OF A MARKET VALUE ADJUSTMENT . . . . . . . . .41

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

SAI TABLE OF CONTENTS

Part 1 --   Integrity and Custodian
Part 2 --   Distribution of the Contracts
Part 3 --   Investment Restrictions and Policies of the Select Ten Plus
            Divisions
Part 4 --   Management of Separate Account Ten
Part 5 --   Portfolio Transactions and Brokerage
Part 6 --   Performance Information
Part 7 --   Determination of Accumulation Unit Values
Part 8 --   Determination of Annuity Unit Values
Part 9 --   Financial Statements

If you would like to receive a copy of the Statement of Additional Information, please complete the form below and send it to:

Administrative Office
Integrity Life Insurance Company
P.O. Box 740074
Louisville, KY  40201-0074
ATTN: Request for SAI of Separate Account II (Pinnacle) and Separate Account Ten

Name:
     ----------------------------------------------------------------------
Address:
        -------------------------------------------------------------------
City:                                 State:          Zip:
     --------------------------------       ---------     -----------------

                                     PART I


SECTION 1 -- SUMMARY

YOUR VARIABLE ANNUITY CONTRACT

In this prospectus, WE, OUR and US mean Integrity Life Insurance Company (INTEGRITY), an indirect wholly owned subsidiary of ARM Financial Group, Inc.
(ARM). We offer individual variable annuity contracts. In certain states, we offer certificates under a group variable annuity contract instead of contracts. When we use the words contract or certificate, we are referring to both the individual contracts and the group certificates.

You can invest for retirement by purchasing a contract if you properly complete a Customer Profile form (an application or enrollment form may be required in some states) and make a minimum initial contribution. In this prospectus, YOU and YOUR mean the Annuitant, the person upon whose life the Annuity Benefit and the Death Benefit are based, usually the Owner of the contract. If the Annuitant does not own the contract, all of the rights under the contract belong to the Owner until annuity payments begin. If a Joint Owner is named, the contract rights are shared with the Owner. Contract changes or any transactions allowed under the contract require both signatures. The rules governing distribution at death apply when the first Owner dies. See Section 7, "Distribution-at-Death Rules."

Your retirement or endowment date (RETIREMENT DATE) will be no later than your 98th birthday or earlier, if required by law, unless you notify us of a different date.

YOUR BENEFITS

Your contract provides an Account Value, an annuity benefit, and a death benefit. See "Your Account Value," "Death Benefits and Similar Benefit Distributions" and "Annuity Benefits" in Part I, Section 5.


Your benefits may be received under a contract subject to the usual rules for taxation of annuities, including the tax-deferral of earnings until withdrawal. The contract also can provide your benefits under certain tax-favored retirement programs, which are subject to special rules covering such matters as eligibility and contribution amounts. See Part I, Section 7, "Tax Aspects of the Contracts" for detailed information.

HOW YOUR CONTRACT IS TAXED

Under current law, any increases in the value of your contributions to your contract are tax deferred and will not be included in your taxable income until withdrawn. See Part I, Section 7, "Tax Aspects of the Contracts."

YOUR CONTRIBUTIONS

The minimum initial contribution in most states is currently $1,000. Minimum initial contribution for residents of Pennsylvania and South Carolina is $3,000. Subsequent contributions of at least $100 can be made. Special rules for lower minimum initial and subsequent contributions apply for certain tax-favored retirement plans. See "Contributions Under Your Contract" in Part I, Section 5.

YOUR INVESTMENT OPTIONS

You may allocate contributions to the Variable Account Options or to the Fixed Accounts, or both. The Variable Account Options and the Fixed Accounts are together referred to as the INVESTMENT OPTIONS. CONTRIBUTIONS MAY BE ALLOCATED TO UP TO NINE INVESTMENT OPTIONS AT ANY ONE TIME. See "Contributions Under Your Contract" in Part I, Section 5. The effective date of allocations to the Select Ten Plus Divisions are subject to special rules. See "Investment Strategy" in
Part II, Section I.  To select Investment Options most suitable for you, see
Part I, Section 3, "Your Investment Options."

VARIABLE ACCOUNT OPTIONS

The Variable Account Options, except the Divisions, invest in shares of corresponding investment portfolios of the Funds, each a "series" type of mutual fund. Each investment portfolio is referred to as a PORTFOLIO. The investment objective of each Variable Account Option and its corresponding Portfolio is the same. Your value in a Variable Account Option will vary depending on the performance of the corresponding Portfolio. For a full description of a Fund, see each Fund's prospectus and the Fund's Statement of Additional Information. The Divisions invest directly in securities. For a full description of the Divisions, see Part II.

ACCOUNT VALUE, ADJUSTED ACCOUNT VALUE AND CASH VALUE

The sum of your values under the Fixed Accounts plus your values in the Variable Account Options is referred to as the ACCOUNT VALUE. Your ADJUSTED ACCOUNT VALUE is your Account Value, as increased or decreased (but not below the Minimum Value) by any Market Value Adjustments. Your CASH VALUE is equal to your Adjusted Account Value, reduced by any applicable contingent withdrawal charge and will be reduced by the pro rata portion of the annual administrative charge, if applicable. See "Charges and Fees" below.

TRANSFERS

You may transfer all or portions of your Account Value among the Investment Options, subject to the conditions described under "Transfers" in Part I,
Section 5. Transfers from any Investment Option must be for at least $250. Transfers may be arranged through our telephone transfer service. See "Transfers" in Part I, Section 5. Transfers may also be made among certain Investment Options under our following special services: (i) Dollar Cost Averaging, (ii) Customized Asset Rebalancing, (iii) Asset Allocation and Rebalancing, or (iv) to transfer your STO contributions. See "Dollar Cost Averaging," "Customized Asset Rebalancing," "Asset Allocation and Rebalancing Program," and "Systematic Transfer Program" in Part I, Section 8.

CHARGES AND FEES

If your Account Value is less than $50,000 as of the last day of any contract year prior to your Retirement Date, an annual administrative expense charge of $30 is deducted from your contract. See Part I, Section 4, "Deductions and Charges."


A charge at an effective annual rate of 1.35% of the Account Value of the assets in each Variable Account Option is made daily. We make this charge to cover mortality and expense risks (1.20%) and certain administrative expenses (.15%). The charge will never be greater than an effective annual rate of 1.35% of the Account Value of the assets in each Variable Account Option. See Part I, Section 4, "Deductions and Charges."

Investment management fees and other expenses are deducted from amounts invested by the Separate Account in the Funds.
For providing investment management services to the BT Funds Trust, Bankers Trust Company (BANKERS TRUST) receives fees from the EAFE-Registered
Trademark- Equity Index Fund, the Equity 500 Index Fund, and the Small Cap
Index Fund (each a BT FUND and together BT FUNDS) based on the net assets of each Fund after waivers at a rate of .34% for the EAFE-Registered Trademark-Equity Index Fund, .11% for the Equity 500 Index Fund, and .22% for the Small Cap Index Fund. The expenses reflect a voluntary undertaking by Bankers
Trust to waive or reimburse expenses.

For providing investment management services to the Portfolios of the Legends Fund, and to the Divisions, Integrity Capital Advisors, Inc. (INTEGRITY CAPITAL ADVISORS), the investment adviser of the Legends Fund and the Divisions, receives fees ranging from an annual rate of .65% to 1.05% of the average net assets of the Portfolios and the Divisions.

For providing investment management services to the Portfolios of Fidelity's VIP Funds, Fidelity Management and Research Company (FMR) receives fees from the Portfolios based on the average net assets of each Portfolio. The highest annual rate at which any of the Portfolios of Fidelity's VIP Funds paid advisory fees in 1997 was .60% of average net assets.

For providing investment management services to the Portfolios of the Janus Aspen Series, Janus Capital Corporation (JANUS) receives fees from the Portfolios based on the net assets of each Portfolio. The highest annual rate at which any of the Janus Portfolios paid advisory fees in 1997 was .76% of average net assets. Please see Table of Annual Fees and Expenses for rates associated with specific Portfolios.

For providing investment management services to the J.P. Morgan Series, J.P. Morgan Investment Management Inc. (JPMIM) receives fees based on the net assets of the Portfolios at a rate of .30% from the J.P. Morgan Bond Portfolio and .60% from the J.P. Morgan International Opportunities Portfolio.

For providing investment management services to the Morgan Stanley Universal Funds, Morgan Stanley Asset Management Inc. (MSAM) receives fees from the Portfolios at an annual rate of up to .80% for the Morgan Stanley Asian Equity, Morgan Stanley Emerging Markets Debt, and Morgan Stanley U.S. Real Estate Portfolios. Miller Anderson & Sherrerd, LLP (MAS) serves as investment adviser to the Morgan Stanley High Yield Portfolio and receives fees at an annual rate of up to .50% of the Portfolio's average net assets.

For providing investment management services to the Divisions, Integrity Capital Advisors will receive a monthly fee based on an annual rate of .50% of each Division's average daily net assets. Integrity Capital Advisors will pay a portion of those fees to National Asset Management Corporation (NATIONAL ASSET) for its services under a sub-advisory agreement at an annual rate of .10% of the Divisions' average daily net assets up to $100 million and .05% of the Divisions' average daily net assets in excess of $100 million. Integrity Capital Advisors has guaranteed it will pay National Asset a minimum sub-advisory fee of $25,000 during the Divisions' first year of operations.


The advisory fees of a Fund or Division cannot be increased without the consent of its shareholders. See "Table of Annual Fees and Expenses" below and the discussions relating to the various investment advisers and sub-advisers in Part I, Section 3.


If you frequently transfer funds from one Investment Option to another, certain transfers may become subject to a charge. We will not, however, charge more than $20 per transfer. See "Transfer Charge" in Part I, Section 4.


When you make withdrawals from your contract, a contingent withdrawal charge may be deducted from your Account Value. This sales charge will be in addition to the Market Value Adjustment applicable to early withdrawals from GRO Accounts. Under certain circumstances, the contingent withdrawal charge and market value adjustment may be waived. See "Withdrawals" below and "Guaranteed Rate Options" in Part I, Section 3.

WITHDRAWALS

You may make an unlimited number of withdrawals from your contract as frequently as you wish. Each withdrawal must be for at least $300. Unless specifically instructed otherwise, Integrity will make withdrawals (including any applicable charges) from the Investment Options in the same ratio the Annuitant's Account Value in each Investment Option bears to the Annuitant's total Account Value. A sales charge of up to 8% of the contribution amount withdrawn, in excess of any free withdrawal amount (defined below), will be deducted from your Account Value, unless one of the exceptions applies. This charge defrays marketing expenses. See "Contingent Withdrawal Charge" in Part I, Section 4. Most withdrawals made by you prior to age 59-1/2 are also subject to a 10% federal tax penalty. In addition, some tax-favored retirement programs limit withdrawals. See Part I, Section 7, "Tax Aspects of the Contracts." For partial withdrawals, the total amount deducted from your Account Value will include the withdrawal amount requested, any applicable Market Value Adjustment, and any applicable withdrawal charge, so that the net amount you receive will be the amount requested. For residents of Pennsylvania and South Carolina a $3,000 minimum account balance is required to remain in your Contract after any withdrawals.

The FREE WITHDRAWAL AMOUNT is a non-cumulative amount which you may take as a partial withdrawal each contract year without being subject to the contingent withdrawal charge or any Market Value Adjustment. It is equal to 10% of the Account Value, minus cumulative prior withdrawals in the current contract year. However, as explained above, a tax penalty still applies if you are under age 59-1/2.

YOUR INITIAL RIGHT TO REVOKE

Within ten days after you receive your contract, you may cancel it by returning it to our Administrative Office. The 10-day period may be extended if required by state law. We will refund all your contributions with an adjustment for any investment gain or loss on the contributions put into each Variable Account Option from the date units were purchased until the date your contract is received by us, including any charges deducted. If state law instead requires a refund of your contributions without any adjustment, we will return that amount to you. For allocations to any of the GROs, we will refund to you the amount of your contributions.
TABLE OF ANNUAL FEES AND EXPENSES

Contract Owner Transaction Expenses
-----------------------------------

   Sales Load on Purchases . . . . . . . . . . . . . .         $0
   Deferred Sales Load (1) . . . . . . . . . . . . . . 8% Maximum
   Exchange Fee (2). . . . . . . . . . . . . . . . . .         $0
   Annual Administrative Charge (3). . . . . . . . . .        $30

Annual Expenses of the Separate Accounts
(as a percentage of average account value) (4)
----------------------------------------------

   Mortality and Expense Risk Charge . . . . . . . . .      1.20%
   Administrative Expenses . . . . . . . . . . . . . .       .15%
                                                            -----
   Total Separate Account Annual Expenses. . . . . . .      1.35%
                                                            -----
                                                            -----

Portfolio Annual Expenses After Waivers/Reimbursements
(as a percentage of average net assets)
---------------------------------------


                                                           Management             Other            Total Annual
Portfolio                                                    Fees(5)             Expenses            Expenses
---------                                                    -------             --------            --------
EAFE-Registered Trademark- Equity Index. . . . . . . .      0.34%(6)(7)         0.31%(6)(7)         0.65%(6)(7)
Equity 500 Index . . . . . . . . . . . . . . . . . . .      0.11%(6)(7)         0.19%(6)(7)         0.30%(6)(7)
Small Cap Index. . . . . . . . . . . . . . . . . . . .      0.22%(6)(7)         0.23%(6)(7)         0.45%(6)(7)
VIP Equity-Income. . . . . . . . . . . . . . . . . . .      0.50%               0.08%               0.58%(8)
VIP II Contrafund. . . . . . . . . . . . . . . . . . .      0.60%               0.11%               0.71%(8)
VIP III Growth & Income. . . . . . . . . . . . . . . .      0.49%               0.21%(6)            0.70%
VIP III Growth Opportunities . . . . . . . . . . . . .      0.60%               0.14%               0.74%(8)
Harris Bretall Sullivan & Smith Equity Growth. . . . .      0.65%               0.38%               1.03%(9)
Scudder Kemper Value . . . . . . . . . . . . . . . . .      0.65%               0.40%               1.05%(9)
Zweig Asset Allocation . . . . . . . . . . . . . . . .      0.90%               0.38%               1.28%(9)
Zweig Equity (Small Cap) . . . . . . . . . . . . . . .      1.05%               0.50%               1.55%(9)
Janus Aspen Capital Appreciation . . . . . . . . . . .      0.23%(10)           1.03%(10)           1.26%(10)
Janus Aspen Balanced . . . . . . . . . . . . . . . . .      0.76%(10)           0.07%(10)           0.83%(10)
Janus Aspen Worldwide Growth . . . . . . . . . . . . .      0.66%(10)           0.08%(10)           0.74%(10)
Janus Aspen Money Market . . . . . . . . . . . . . . .      0.22%(10)           0.28%(10)           0.50%(10)
J.P. Morgan International Opportunities. . . . . . . .      0.60%               0.60%(11)           1.20%(11)
J.P. Morgan Bond . . . . . . . . . . . . . . . . . . .      0.30%               0.45%(11)           0.75%(11)
Morgan Stanley Asian Equity. . . . . . . . . . . . . .      0.00%(12)           1.20%(12)           1.20%(12)
Morgan Stanley Emerging Markets Debt . . . . . . . . .      0.00%(12)           1.30%(12)           1.30%(12)
Morgan Stanley High Yield. . . . . . . . . . . . . . .      0.00%(12)           0.80%(12)           0.80%(12)
Morgan Stanley U.S. Real Estate. . . . . . . . . . . .      0.00%(12)           1.10%(12)           1.10%(12)


Division Annual Expenses After Reimbursement
(as a percentage of average net assets)
---------------------------------------
    Management Fees(13)     Other Expenses(14)      Total Annual Expenses(14)
           .50%                 .35%                         .85%


-------------------------
(1)  See  "Deductions and Charges - Contingent Withdrawal Charge" in Part I,
Section 4. You may make a partial withdrawal of up to 10% of the Account Value in any contract year less withdrawals during the current contract year, without assessment of any withdrawal charge.

(2) After the first twelve transfers during a contract year, Integrity has the right to impose a transfer charge of $20 per transfer. This charge would not apply to transfers made for dollar cost averaging, customized asset rebalancing, asset allocation and rebalancing, or systematic transfers. See "Deductions and Charges - Transfer Charge" in Part I, Section 4.



(3) The annual administrative charge is $30. This charge applies only if the Account Value is less than $50,000 at the end of any contract year prior to your Retirement Date. See "Deductions and Charges - Annual Administrative Charge" in
Part I, Section 4.


(4)  See "Deductions and Charges - Separate Account Charges" in Part I,
Section 4.


(5) The stated management fee is the highest applicable rate, or, with respect to the Janus Portfolios is for the year ended December 31, 1997. The fee for certain portfolios may be reduced as assets increase. See Part I, Section 3 - Your Investment Options for the applicable fee rates for particular portfolios.


(6)  Estimated.

(7) The fees and expenses in the table show the costs that an investor will bear directly or indirectly as a shareholder of the Fund. Bankers Trust has voluntarily agreed to waive a portion of its management fee with respect to each Fund. Without such waiver, each Fund's management fee would be equal to the following: EAFE Equity Index - 0.45%; Equity 500 Index - 0.20% and Small Cap Index - 0.35%. The expense table reflects a voluntary undertaking by Bankers Trust to waive or reimburse expenses such that the total annual expenses of the Fund for the fiscal year will not exceed the following percentages of the Funds' average daily net assets; EAFE Equity Index - 0.65%; Equity 500 Index - 0.30% and Small Cap Index - 0.45%. In the absence of this undertaking, "Total Annual Expenses" would be the following: EAFE Equity Index - 0.85%; Equity 500 Index - 0.54% and Small Cap Index - 0.73%. The example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.

(8) A portion of the brokerage commissions that certain of Fidelity's VIP Funds pay was used to reduce the Funds' expenses. In addition, certain Funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances, were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been 0.57% for VIP Equity-Income Portfolio, 0.68% for VIP II Contrafund Portfolio, and 0.73% for VIP III Growth Opportunities Portfolio.


(9) Integrity Capital Advisors has agreed to reimburse each of the Legends Fund Portfolios for operating expenses (excluding management fees) above an annual rate of .50% of average net assets for all Portfolios of the Legends Fund. Without reimbursements, total annual expenses for the Fund's fiscal year ended June 30, 1997 would have been 1.82% for the Zweig Equity (Small Cap) Portfolio. Integrity Capital Advisors has reserved the right to withdraw or modify its policy of expense reimbursement for the Portfolios, but has no current intention to do so during 1998. In the Legends Fund's prospectus, see "Management of the Fund."




(10) The fees and expenses in the table above are based on gross expenses after expense offset arrangements for the fiscal year ended December 31, 1997. Fee reductions for the Janus Aspen Balanced, Janus Aspen Capital Appreciation and Janus Aspen Worldwide Growth Portfolios reduce the management fee to the level
of the corresponding Janus retail fund.   Other waivers, if applicable, are
first applied against the management fee and then against other expenses. Without such waivers or reductions, the Management Fee, Other Expenses, and Total Annual Expenses would have been .72%, .09%, and .81% for Worldwide Growth Portfolio, 1.14%, 1.05% and 2.19% for Capital Appreciation Portfolio, .77%, .06% and .83% for Balanced Portfolio, and .25%, .30% and .55% for the Money Market Portfolio. Janus may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.




(11) The information in the foregoing table has been restated to reflect a voluntary agreement by Morgan Guaranty Trust Company of New York, an affiliate of JPMIM, to reimburse the Trust to the extent certain expenses exceed in any fiscal year 1.20% and .75% of the average daily net assets of J.P. Morgan International Opportunities Portfolio and J.P. Morgan Bond Portfolio, respectively. Absent such agreement, the Other Expenses and Total Annual Expenses for the fiscal year ended December 31, 1997 would have been as follows:
3.65% and 4.25% for the International Opportunities Portfolio, and 1.61% and 1.91% for the Bond Portfolio.


(12) The Portfolios' expenses were voluntarily waived and reimbursed by the Portfolios' investment advisers. Absent waiver and/or reimbursement the Management Fee, Other Expenses and Total Annual Expenses would have been as follows: .80%, 2.30% and

3.10% for the Asian Equity Portfolio for the annualized period March 3, 1997 through December 31, 1997; .80%, 1.26% and 2.06% for the Emerging Markets Debt Portfolio for the annualized period June 16, 1997 through December 31, 1997;
 .50%, 1.18% and 1.68% for the High Yield Portfolio for the annualized period January 2, 1997 through December 31, 1997; and .80%, 1.52% and 2.32% for the U.S. Real Estate Portfolio for the annualized period March 3, 1997 through December 31, 1997. MSAM may modify or terminate the waivers or reductions at any time.


(13). Integrity Capital Advisors will pay a portion of its Management Fee to National Asset for its services under a sub-advisory agreement at an annual rate of .10% of the Divisions' average daily net assets up to $100 million and .05% of the Divisions' average daily net assets in excess of $100 million. Integrity Capital Advisors has guaranteed it will pay National Asset a minimum sub-advisory fee of $25,000 during the Divisions' first year of operations.


(14) Integrity Capital Advisors has agreed to reimburse each Division for operating expenses (excluding management fees) above an annual rate of .35% of the Division's average net assets. Absent such reimbursement, Integrity Capital Advisors estimates that operating expenses would be approximately .35%. Integrity Capital Advisors has reserved the right to withdraw or modify its policy of expense reimbursement for the Divisions, but has no current intention to do so during 1998.

EXAMPLES

The examples below show the expenses that would be borne by the Annuitant per $1,000 investment, assuming a $60,000 average contract value and a 5% annual rate of return on assets.


CUMULATIVE EXPENSES PER $1,000 INVESTMENT IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE PERIOD:

Portfolio                                                           1 year         3 years        5 years        10 years
---------                                                           ------         -------        -------        --------
EAFE-Registered Trademark- Equity Index. . . . . . . . . . .        $100.99        $124.75        $150.98        $238.35
Equity 500 Index . . . . . . . . . . . . . . . . . . . . . .        $ 97.41        $113.87        $132.66        $200.80
Small Cap Index. . . . . . . . . . . . . . . . . . . . . . .        $ 98.94        $118.54        $140.54        $217.06
VIP Equity-Income. . . . . . . . . . . . . . . . . . . . . .        $100.28        $122.58        $147.34        $230.95
VIP II Contrafund. . . . . . . . . . . . . . . . . . . . . .        $101.61        $126.61        $154.09        $244.65
VIP III Growth & Income. . . . . . . . . . . . . . . . . . .        $101.51        $126.30        $153.57        $243.61
VIP III Growth Opportunities . . . . . . . . . . . . . . . .        $101.92        $127.53        $155.65        $247.79
Harris Bretall Sullivan & Smith Equity Growth. . . . . . . .        $104.89        $136.47        $170.56        $277.64
Scudder Kemper Value . . . . . . . . . . . . . . . . . . . .        $105.09        $137.08        $171.59        $279.66
Zweig Asset Allocation . . . . . . . . . . . . . . . . . . .        $107.45        $144.13        $183.28        $302.67
Zweig Equity (Small Cap) . . . . . . . . . . . . . . . . . .        $110.22        $152.36        $196.85        $328.99
Janus Aspen Capital Appreciation . . . . . . . . . . . . . .        $107.24        $143.52        $182.26        $300.69
Janus Aspen Balanced . . . . . . . . . . . . . . . . . . . .        $102.84        $130.31        $160.30        $257.15
Janus Aspen Worldwide Growth . . . . . . . . . . . . . . . .        $101.92        $127.53        $155.65        $247.79
Janus Aspen Money Market . . . . . . . . . . . . . . . . . .        $ 99.46        $120.10        $143.16        $222.42
J.P. Morgan International Opportunities  . . . . . . . . . .        $106.63        $141.68        $179.22        $294.73
J.P. Morgan Bond . . . . . . . . . . . . . . . . . . . . . .        $102.02        $127.84        $156.16        $248.84
Morgan Stanley Asian Equity. . . . . . . . . . . . . . . . .        $106.63        $141.68        $179.22        $294.73
Morgan Stanley Emerging Markets Debt . . . . . . . . . . . .        $107.65        $144.74        $184.29        $304.64
Morgan Stanley High Yield  . . . . . . . . . . . . . . . . .        $102.53        $129.39        $158.75        $254.04
Morgan Stanley U.S. Real Estate. . . . . . . . . . . . . . .        $105.61        $138.62        $174.14        $284.71
Select Ten Plus Division March . . . . . . . . . . . . . . .        $100.48        $123.20        $148.38        $233.07
Select Ten Plus Division June. . . . . . . . . . . . . . . .        $100.48        $123.20        $148.38        $233.07
Select Ten Plus Division September . . . . . . . . . . . . .        $100.48        $123.20        $148.38        $233.07
Select Ten Plus Division December. . . . . . . . . . . . . .        $100.48        $123.20        $148.38        $233.07

CUMULATIVE EXPENSES PER $1,000 INVESTMENT IF YOU ELECT THE NORMAL FORM OF ANNUITY OR DO NOT SURRENDER YOUR CONTRACT AT THE END OF
THE APPLICABLE PERIOD (I.E., NO DEFERRED SALES LOAD ASSESSED):

Portfolio                                                            1 year         3 years       5 years        10 years
---------                                                            ------         -------       -------        --------
EAFE-Registered Trademark- Equity Index. . . . . . . . . . .         $20.99         $64.75        $110.98        $238.35
Equity 500 Index . . . . . . . . . . . . . . . . . . . . . .         $17.41         $53.87        $ 92.66        $200.80
Small Cap Index. . . . . . . . . . . . . . . . . . . . . . .         $18.94         $58.54        $100.54        $217.06
VIP Equity-Income. . . . . . . . . . . . . . . . . . . . . .         $20.28         $62.58        $107.34        $230.95
VIP II Contrafund. . . . . . . . . . . . . . . . . . . . . .         $21.61         $66.61        $114.09        $244.65
VIP III Growth & Income. . . . . . . . . . . . . . . . . . .         $21.51         $66.30        $113.57        $243.61
VIP III Growth Opportunities . . . . . . . . . . . . . . . .         $21.92         $67.53        $115.65        $247.79
Harris Bretall Sullivan & Smith Equity Growth. . . . . . . .         $24.89         $76.47        $130.56        $277.64
Scudder Kemper Value . . . . . . . . . . . . . . . . . . . .         $25.09         $77.08        $131.59        $279.66
Zweig Asset Allocation . . . . . . . . . . . . . . . . . . .         $27.45         $84.13        $143.28        $302.67
Zweig Equity (Small Cap) . . . . . . . . . . . . . . . . . .         $30.22         $92.36        $156.85        $328.99
Janus Aspen Capital Appreciation . . . . . . . . . . . . . .         $27.24         $83.52        $142.26        $300.69
Janus Aspen Balanced . . . . . . . . . . . . . . . . . . . .         $22.84         $70.31        $120.30        $257.15
Janus Aspen Worldwide Growth . . . . . . . . . . . . . . . .         $21.92         $67.53        $115.65        $247.79
Janus Aspen Money Market . . . . . . . . . . . . . . . . . .         $19.46         $60.10        $103.16        $222.42
J.P. Morgan International Opportunities. . . . . . . . . . .         $26.63         $81.68        $139.22        $294.73
J.P. Morgan Bond . . . . . . . . . . . . . . . . . . . . . .         $22.02         $67.84        $116.16        $248.84
Morgan Stanley Asian Equity. . . . . . . . . . . . . . . . .         $26.63         $81.68        $139.22        $294.73
Morgan Stanley Emerging Markets Debt . . . . . . . . . . . .         $27.65         $84.74        $144.29        $304.64
Morgan Stanley High Yield. . . . . . . . . . . . . . . . . .         $22.53         $69.39        $118.75        $254.04
Morgan Stanley U.S. Real Estate. . . . . . . . . . . . . . .         $25.61         $78.62        $134.14        $284.71
Select Ten Plus Division March . . . . . . . . . . . . . . .         $20.48         $63.20        $108.38        $233.07
Select Ten Plus Division June. . . . . . . . . . . . . . . .         $20.48         $63.20        $108.38        $233.07
Select Ten Plus Division September . . . . . . . . . . . . .         $20.48         $63.20        $108.38        $233.07
Select Ten Plus Division December. . . . . . . . . . . . . .         $20.48         $63.20        $108.38        $233.07


These examples assume the current level of fixed charges that are borne by the Separate Accounts and the investment management fees and other expenses of the Portfolios and the Divisions as they were for their most recent fiscal years ended or estimated expenses (after reimbursement), if applicable. ACTUAL PORTFOLIO/DIVISION EXPENSES MAY BE GREATER OR LESS THAN THOSE ON WHICH THESE EXAMPLES WERE BASED. The annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance. The table also assumes an estimated $60,000 average contract value, so that the administrative charge per $1,000 of net asset value in the Separate Account is $0.50. Such per $1,000 charge would be higher for smaller Account Values and lower for higher values.


The above table and examples are intended to assist your understanding of the various costs and expenses that apply to your contract, directly or indirectly. These tables reflect expenses of the Separate Accounts as well as those of the Portfolios and the Divisions. Premium taxes upon annuitization also may be applicable.

FINANCIAL INFORMATION

The table below shows the unit value for certain Variable Account Options at inception, the number of units outstanding at December 31 of each year since inception, and the unit value at the beginning and end of each period. No condensed financial information is provided for any of the Divisions because as of December 31, 1997 the Divisions had not commenced operations.



                                                                                 YEAR ENDED DECEMBER 31

                                                          1997       1996      1995        1994       1993        1992    INCEPTION*
                                                          ----       ----      ----        ----       ----        ----    ----------

 SCUDDER KEMPER VALUE
 Unit value at beginning of period...................     $18.24     $14.85     $10.34     $10.56    $10.07           -      $10.00
 Unit value at end of period.........................     $23.47     $18.24     $14.85     $10.34    $10.56      $10.07
 Number of units outstanding at end of period........  1,278,296  1,119,634    806,752    733,336   547,498       3,540

 HARRIS BRETALL SULLIVAN & SMITH EQUITY GROWTH
 Unit value at beginning of period...................     $14.85     $13.21     $10.17      $9.91    $10.05           -      $10.00
 Unit value at end of period.........................     $19.74     $14.85     $13.21     $10.17     $9.91      $10.05
 Number of units outstanding at end of period........  1,295,185  1,184,119  1,342,971  1,014,016   830,307      18,906

 ZWEIG ASSET ALLOCATION
 Unit value at beginning of period...................     $15.23     $13.44     $11.23     $11.33     $9.99           -      $10.00
 Unit value at end of period.........................     $18.32     $15.23     $13.44     $11.23    $11.33       $9.99
 Number of units outstanding at end of period........  2,107,245  2,434,199  2,541,023  2,558,692  1,518,39      11,385

 ZWEIG EQUITY (SMALL CAP)
 Unit value at beginning of period...................     $14.71     $12.58     $10.53     $10.74         -           -      $10.00
 Unit value at end of period.........................     $18.15     $14.71     $12.58     $10.53    $10.74           -
 Number of units outstanding at end of period........    592,060    592,469    587,830    567,827   425,500           -

 BT EAFE-Registered Trademark- EQUITY INDEX
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................      $9.42
 Number of units outstanding at end of period........     19,652

 BT EQUITY 500 INDEX
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................     $10.16
 Number of units outstanding at end of period........    224,706

 BT SMALL CAP INDEX
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................      $9.44
 Number of units outstanding at end of period........     70,238

 VIP EQUITY INCOME
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................     $10.06
 Number of units outstanding at end of period........    155,520

 VIP II CONTRAFUND
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................      $9.73
 Number of units outstanding at end of period........    129,361


 VIP III GROWTH & INCOME
 Unit value at beginning of period...................
 Unit value at end of period.........................                     -          -          -         -           -      $10.00
 Number of units outstanding at end of period........     $10.24
                                                         119,576


 VIP III GROWTH OPPORTUNITIES
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................     $10.26
 Number of units outstanding at end of period........     78,180


                                                                                        YEAR ENDED DECEMBER 31


                                                          1997       1996      1995        1994       1993        1992    INCEPTION*
                                                          ----       ----      ----        ----       ----        ----    ----------

 JANUS ASPEN CAPITAL APPRECIATION
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................      $9.47
 Number of units outstanding at end of period........     92,194

 JANUS ASPEN BALANCED
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................      $9.95
 Number of units outstanding at end of period........  5,661,088

 JANUS ASPEN WORLDWIDE GROWTH
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................      $9.47
 Number of units outstanding at end of period........    151,721

 JANUS ASPEN MONEY MARKET
 Unit value at beginning of period...................                     -          -          -         -          -       $10.00
 Unit value at end of period.........................     $10.08
 Number of units outstanding at end of period........    634,249

 J.P. MORGAN INTERNATIONAL OPPORTUNITIES
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................      $9.28
 Number of units outstanding at end of period........     41,664

 J.P. MORGAN BOND
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................     $10.19
 Number of units outstanding at end of period........    418,029

 MORGAN STANLEY ASIAN EQUITY
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................      $8.46
 Number of units outstanding at end of period........    484,093

 MORGAN STANLEY EMERGING MARKETS DEBT
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................      $9.23
 Number of units outstanding at end of period........    653,365

 MORGAN STANLEY HIGH YIELD
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................     $10.11
 Number of units outstanding at end of period........     69,823

 MORGAN STANLEY U.S. REAL ESTATE
 Unit value at beginning of period...................                     -          -          -         -           -      $10.00
 Unit value at end of period.........................     $10.15
 Number of units outstanding at end of period........     67,357



*The unit value for each Variable Account Option at inception is $10.00. The inception date for the Harris Bretall Sullivan & Smith Equity Growth Option is December 8, 1992. The inception date for the Zweig Asset Allocation, Scudder Kemper Value and Zweig Equity Options is December 14, 1992. The inception date for the EAFE-Registered Trademark- Equity Index, Equity 500 Index, Small Cap Index, VIP Equity-Income, VIP II Contrafund,VIP III Growth & Income,VIP III Growth Opportunities, Janus Aspen Capital Appreciation, Janus Aspen Balanced, Janus Aspen Worldwide Growth, Janus Aspen Money Market, J.P.Morgan International Opportunities, J.P. Morgan Bond, Morgan Stanley Asian Equity, Morgan Stanley Emerging Markets Debt, Morgan Stanley High Yield, and Morgan Stanley U.S. Real Estate Options is October 1, 1997. The inception date for the Select Ten Plus Divisions is May 1, 1998.

SECTION 2 - INTEGRITY AND THE SEPARATE ACCOUNTS


     INTEGRITY LIFE INSURANCE COMPANY


     Integrity is a stock life insurance company organized under the laws of Ohio. Its principal executive offices are located in Louisville, Kentucky. We are authorized to sell life insurance and annuities in 45 states and the District of Columbia. In addition to the contracts, we sell flexible premium annuity contracts with underlying investment options other than the Funds, fixed single premium annuity contracts, and flexible premium annuity contracts offering both traditional fixed guaranteed interest rates along with fixed equity indexed options. We are currently licensed to sell variable contracts in 45 states and the District of Columbia. In addition to issuing annuity products, we have entered into agreements with other insurance companies to provide administrative and investment support for products to be designed, underwritten and sold by these companies.



     Integrity is an indirect wholly owned subsidiary of ARM. ARM specializes in the asset accumulation business, providing retail and institutional customers with products and services designed to serve the growing long-term savings and retirement markets. At December 31, 1997, ARM had $6.9 billion of assets under management.



     Integrity is currently evaluating, on an ongoing basis, its computer systems and the systems of other companies on which Integrity's operations rely to determine if they will function properly with respect to dates in the year 2000 and beyond. These activities are designed to ensure that there is no adverse effect on Integrity's core business operations. While Integrity believes its planning efforts are adequate to address its year 2000 concerns, there can be no guarantee that the systems of other companies on which Integrity's operations rely will be converted on a timely basis and will not have a material effect on Integrity.



     THE SEPARATE ACCOUNTS AND THE VARIABLE ACCOUNT OPTIONS



     The Separate Accounts are established and maintained under the insurance laws of the State of Ohio. Separate Account II is a unit investment trust registered with the Securities and Exchange Commission (the SEC) under the Investment Company Act of 1940 (1940 ACT). A unit investment trust is a type of investment company. SEC registration does not involve any supervision by the SEC of the management or investment policies of Separate Account II. Each of its Variable Account Options invests in shares of a corresponding Portfolio of the Funds. We may establish additional Options, some of which may not be available for your allocations. The Variable Account Options currently available to you are listed on the cover page of this prospectus.



     Separate Account Ten is registered with the SEC under the 1940 Act as a management investment company. Registration with the SEC does not involve any supervision by the SEC of the management or investment policies or practices of Separate Account Ten. The Divisions invest directly in securities in accordance with their investment objective and policies.



     ASSETS OF OUR SEPARATE ACCOUNTS



     Under Ohio law, we own the assets of our Separate Accounts and use them to support the variable portion of your contract and other variable annuity contracts. Annuitants under other variable annuity contracts will participate in the Separate Accounts in proportion to the amounts relating to their contracts. The Separate Accounts' assets supporting the variable portion of these variable contracts may not be used to satisfy liabilities arising out of any other business of ours. Under certain unlikely circumstances, one Variable Account Option may be liable for claims relating to the operations of another Option.



     Income, gains and losses, whether or not realized, from assets allocated to the Separate Accounts are credited to or charged against the Separate Accounts without regard to our other income, gains or losses. We may permit charges owed to us to stay in the Separate Accounts, and thus may participate proportionately in the Separate Accounts. Amounts in the Separate Accounts in excess of reserves and other liabilities belong to us, and we may transfer them to our general account (GENERAL ACCOUNT).

     CHANGES IN HOW WE OPERATE


     We may modify how we or our Separate Accounts operate, subject to your approval when required by the 1940 Act or other applicable law or regulation. You will be notified if any changes result in a material change in the underlying investments of a Variable Account Option. WE MAY:



     - add Options to, or remove Options from, our Separate Accounts, combine two or more Options within our Separate Accounts, or withdraw assets relating to your contract from one Option and put them into another;
     - register or end the registration of the Separate Accounts under the 1940 Act;
     - operate our Separate Accounts under the direction of a committee or discharge such a committee at any time (the committee may be composed of a majority of persons who are "interested persons" of Integrity under the 1940 Act);
     - restrict or eliminate any voting rights of Owners or others who have voting rights that affect our Separate Accounts;
     - cause one or more Options to invest in a mutual fund other than or in addition to the Funds;
     - operate our Separate Accounts or one or more of the Options in any other form the law allows, including a form that allows us to make direct investments. We may make any legal investments we wish. In choosing these investments, we will rely on our own or outside counsel for advice.



     SECTION 3 - YOUR INVESTMENT OPTIONS



     THE LEGENDS FUND, INC.



     The Legends Fund, a Maryland corporation, is an open-end diversified management investment company registered under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policies of the Legends Fund. The Legends Fund is a "series" type of investment company with diversified portfolios. The Legends Fund does not impose a sales charge or "load" for buying and selling its shares. The shares of the Portfolios of the Legends Fund are bought and sold by Separate Account II at their respective net asset values.


     The Legends Fund is designed to serve as an investment vehicle for variable annuity and variable life contracts of insurance companies. Shares of the Portfolios of the Legends Fund currently are available to the separate accounts of Integrity and National Integrity Life Insurance Company (NATIONAL INTEGRITY), a wholly owned subsidiary of Integrity.


     Shares of Portfolios of the Legends Fund are made available to Separate Account II under a participation agreement (PARTICIPATION AGREEMENT). The Participation Agreement is among the Legends Fund, ARM Securities Corporation (ARM SECURITIES), a wholly owned subsidiary of ARM which is the principal underwriter for Legends Fund shares, and Integrity. If state or federal law precludes the sale of the Legends Fund's or any Portfolio's shares to Separate Account II, or in certain other circumstances, sales of shares to Separate Account II may be suspended and/or the Participation Agreement may be terminated as to the Legends Fund or the affected Portfolio. Also, the Participation Agreement may be terminated by any party thereto with one year's written notice.



     Notwithstanding termination of the Participation Agreement, the Legends Fund and ARM Securities are obligated to continue to make the Legends Fund's shares available for contracts outstanding on the date the Participation Agreement terminates, unless the Participation Agreement was terminated due to an irreconcilable conflict among contractowners of different separate accounts. If for any reason the shares of any Portfolio are no longer available for purchase by Separate Account II for outstanding contracts, the parties to the Participation Agreement have agreed to cooperate to comply with the 1940 Act in arranging for the substitution of another funding medium as soon as reasonably practicable and without disruption of sales of shares to Separate Account II or any Variable Account Option.



     THE LEGENDS FUND'S INVESTMENT ADVISER AND SUB-ADVISERS. Integrity Capital Advisors (formerly known as ARM Capital Advisors, Inc.) became the investment adviser to the Legends Fund on February 1, 1996. Integrity Capital Advisors is a wholly owned subsidiary of ARM Financial Group, Inc.
     (ARM), AND IS REGISTERED AS AN INVESTMENT ADVISER UNDER THE INVESTMENT ADVISERS ACT OF 1940. ITS OFFICES ARE LOCATED AT 515 WEST MARKET STREET, LOUISVILLE, KENTUCKY 40202.



     Integrity Capital Advisors has entered into a sub-advisory agreement with a professional manager for investment of the assets of each of the Portfolios. The sub-adviser for each Portfolio is listed under "Investment Objectives of the Portfolios" below. The Portfolios pay monthly investment management fees to integrity Capital Advisors, and Integrity Capital Advisors pays the sub-advisers for their services to the Portfolios. Integrity Capital Advisors retains a management fee at an annual rate of .25% of each Portfolio's net assets as compensation for providing certain services to the Portfolios.

     The management fees paid by each Portfolio to Integrity Capital Advisors as a percentage of net assets are set forth below:




          Legends Fund Portfolio                            Management Fee
          ----------------------                            --------------
          Harris Bretall Sullivan & Smith Equity Growth.....     0.65%
          Scudder Kemper Value..............................     0.65%
          Zweig Asset Allocation............................     0.90%
          Zweig Equity (Small Cap)..........................     1.05%




     INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Set forth below is a summary of the investment objectives of the Portfolios of the Legends Fund. There can be no assurance that these objectives will be achieved. YOU SHOULD READ THE LEGENDS FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING.



               HARRIS BRETALL SULLIVAN & SMITH EQUITY GROWTH PORTFOLIO


     Harris Bretall Sullivan & Smith Equity Growth Portfolio seeks long-term capital appreciation. It primarily invests in stocks of established companies with proven records of superior and consistent growth. The Portfolio may invest all or a portion of its assets in cash and cash equivalents if the sub-adviser considers the equity markets to be overvalued. The Portfolio may invest in U.S. government securities when this appears desirable in light of the Portfolio's investment objective or when market conditions warrant. Harris Bretall Sullivan & Smith, LLC is the sub-adviser to the Portfolio.



                            SCUDDER KEMPER VALUE PORTFOLIO



     Scudder Kemper Value Portfolio seeks primarily long-term capital appreciation with a secondary objective of current income. It invests principally in a diversified portfolio of securities believed by the sub-adviser to be undervalued. The sub-adviser's philosophy centers on identifying stocks of large, well-known companies with solid financial strength and generous dividend yields that have low price-earnings ratios and have been generally overlooked by the market. Scudder Kemper Investors, Inc. is the sub-adviser to the Portfolio.



                           ZWEIG ASSET ALLOCATION PORTFOLIO

     Zweig Asset Allocation Portfolio seeks long-term capital appreciation. It invests primarily in Blue Chip Stocks, consistent with preservation of capital and the reduction of portfolio exposure to market risk, as determined by the sub-adviser to the Portfolio. Blue Chip Stocks are stocks which the sub-adviser considers comparable to the stocks included in the S&P 500 at the time of purchase, and that have a minimum of $400 million market capitalization, average daily trading volume of 50,000 shares or $425 million in total assets, and which are traded on the New York Stock Exchange (NYSE), American Stock Exchange (AMEX), over-the-counter (OTC) or on foreign exchanges. Zweig/Glaser Advisers is the sub-adviser to the Portfolio.

                          ZWEIG EQUITY (SMALL CAP) PORTFOLIO

     Zweig Equity (Small Cap) Portfolio seeks long-term capital appreciation. It invests primarily in Small Company Stocks, consistent with preservation of capital and reduction of portfolio exposure to market risk, as determined by the sub-adviser. Current income is not an objective. SMALL COMPANY STOCKS are the 2,500 stock positions immediately after the 500 largest stocks ranked in terms of market capitalization and/or trading volume, and which are traded on the NYSE, AMEX, OTC or on foreign exchanges. Zweig/Glaser Advisers is the sub-adviser to the Portfolio.

BT INSURANCE FUNDS TRUST


The BT Funds Trust is an open-end management investment company registered under the 1940 Act. Each of the BT Funds is a separate "series" or portfolio of the BT Funds Trust. The BT Funds Trust does not impose a sales charge or "load" for buying and selling its shares. Shares of the BT Funds Trust are bought and sold by Separate Account II at their respective net asset values.



THE BANKERS TRUST FUNDS' INVESTMENT ADVISER. Bankers Trust Global Asset Management Services, a unit of Bankers Trust, serves as the investment adviser to the BT Funds Trust. Bankers Trust, a New York banking corporation with executive offices at 130 Liberty Street (One Bankers Trust Plaza), New York, New York 10006, is a wholly owned subsidiary of Bankers Trust New York Corporation.


As of June 30, 1997, Bankers Trust New York Corporation was the seventh largest bank holding company in the United States with total assets of approximately $129 billion. Bankers Trust conducts a variety of general banking and trust activities and is a major wholesaler supplier of financial services to the international and domestic institutional markets, servicing the needs of corporations, governments, financial institutions and private clients through a global network of over 80 offices in more than 50 countries.

As compensation for its services to the BT Funds, Bankers Trust receives a fee from each BT Fund, accrued daily and paid monthly. The BT Funds are subject to the following management fee schedule (after waivers):


                 Funds                               Management Fee
                 -----                               --------------
           EAFE-Registered Trademark- Equity Index        0.34%

           Equity 500 Index                               0.11%

           Small Cap Index                                0.22%


INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Set forth below is a summary of the investment objectives of the BT Funds Trust. There can be no assurance that these objectives will be achieved. YOU SHOULD READ THE BT FUNDS TRUST PROSPECTUSES CAREFULLY BEFORE INVESTING.

-------------------------------

                     EAFE-Registered Trademark- EQUITY INDEX FUND

The EAFE-Registered Trademark- Equity Index Fund seeks to replicate as closely as possible (before the deduction of expenses) the total return of the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index, a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States. The BT Fund will be invested primarily in equity securities of business enterprises organized and domiciled outside of the United States or for which the principal trading market is outside the United States. Statistical methods will be employed to replicate the EAFE Index by buying most of the EAFE Index securities. Securities purchased for the Fund will generally, but not necessarily, be traded on a foreign securities exchange.

The Fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the EAFE Index to track general stock market performance. Morgan Stanley is the licenser of certain trademarks, service marks and trade names of Morgan Stanley and of the EAFE Index which is determined, composed and calculated by Morgan Stanley without regard to the issuer of the Fund or the Fund itself. Morgan Stanley has no obligation to take the needs of the issuer of the Fund or the owners of the Fund into consideration in determining, composing or calculating the EAFE Index. Inclusion of a security in the EAFE Index in no way implies an opinion by Morgan Stanley as to its attractiveness as an investment. Morgan Stanley is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Fund to be issued or in the determination or calculation of the equation by which the Fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of the Fund in connection with the administration, marketing or trading of the Fund. The Fund is neither sponsored by nor affiliated with Morgan Stanley.

Although Morgan Stanley shall obtain information for inclusion in or for use in the calculation of the indices from sources which Morgan Stanley considers reliable, Morgan Stanley does not guarantee the accuracy and/or the completeness of the indices or any data included therein. Morgan Stanley makes no warranty, express or implied, as to results to be obtained by licensee, licensee's customers and counterparties, owners of the products, or any other person or entity from the use of the indices or any data included therein in connection with the rights licensed hereunder or for any other use. Morgan Stanley makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the indices or any data included therein. Without limiting any of the foregoing, in no event shall Morgan Stanley have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

For more information about the performance of the EAFE Index, see the EAFE-Registered Trademark- Equity Index Fund's Prospectus and Statement of Additional Information.

                                EQUITY 500 INDEX FUND

The Equity 500 Index Fund seeks to replicate as closely as possible (before the deduction of expenses) the total return of the Standard & Poor's 500 Composite Stock Price Index (the S&P 500), an index emphasizing large-capitalization stocks. The BT Fund will include the common stock of those companies included in the S&P 500, other than Bankers Trust New York Corporation, selected on the basis of computer generated statistical data, that are deemed representative of the industry diversification of the entire S&P 500.


The S&P 500 is a well-known stock market index that includes common stocks of 500 companies from several industrial sectors representing a significant portion of the market value of all common stocks publicly traded in the United States, most of which are listed on the New York Stock Exchange. Stocks in the S&P 500 are weighted according to their market capitalization (i.e., the number of shares outstanding multiplied by the stock's current price). The composition of the S&P 500 is determined by S&P and is based on such factors as the market capitalization and trading activity of each stock and its adequacy as a representation of stocks in a particular industry group, and may be changed from time to time.


The Fund is not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the shareholders of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the S&P 500 to track general stock market performance.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 or any data included therein.

S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE FUND, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES AND HEREBY EXPRESSLY DISCLAIMS ALL SUCH WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 OR ANY DATA INCLUDED THEREIN.

For more information about the performance of the S&P 500, see the Equity 500 Index Fund's Prospectus and Statement of Additional Information.

                                 SMALL CAP INDEX FUND

The Small Cap Index Fund seeks to replicate as closely as possible (before deduction of expenses) the total return of the Russell 2000 Small Stock Index (the RUSSELL 2000), an index consisting of 2,000 small-capitalization common stocks. The Fund will include the common stock of companies included in the Russell 2000, on the basis of computer-generated statistical data, that are deemed representative of the industry diversification of the entire Russell 2000.

The Fund is neither sponsored by nor affiliated with the Frank Russell Company. Frank Russell's only relationship to the Fund is the licensing of the use of the Russell 2000. Frank Russell Company is the owner of the trademarks and copyrights relating to the Russell indices.

The Fund invests in a statistically selected sample of the 2,000 stocks included in the Russell 2000. The stocks of the Russell 2000 to be included in the Fund will be selected utilizing a statistical sampling technique known as "optimization." This process selects stocks for the Fund so that various industry weightings, market capitalizations and fundamental characteristics (e.g., price-to-book, price-to-earnings and debt-to-asset ratios and dividend yields) closely approximate those of the Russell 2000. For instance, if 10% of the capitalization of the Russell 2000 consists of utility companies with relatively small capitalizations, then the Fund is constructed so that approximately 10% of the Fund's assets are invested in the stocks of utility companies with relatively small capitalizations. The stocks held by the Fund are weighted to make the Fund's aggregate investment characteristics similar to those of the Russell 2000 as a whole.

For more information about the performance of the Russell 2000, see the Small Cap Index Fund's Prospectus and Statement of Additional Information.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS

Each of Fidelity's VIP Funds is an open-end diversified management investment company registered under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policies of Fidelity's VIP Funds. Fidelity's VIP Funds are each a "series" type of investment company with diversified portfolios. Fidelity's VIP Funds do not impose a sales charge or "load" for buying and selling their shares. The shares of the Portfolios of Fidelity's VIP Funds are bought and sold by Separate Account II at their respective net asset values.


FIDELITY'S VIP FUNDS' INVESTMENT ADVISER. FMR, a registered investment adviser under the Investment Advisers Act of 1940, serves as the investment adviser to each Fund. FMR, whose principal address is 82 Devonshire Street, Boston, Massachusetts, is a wholly owned subsidiary of FMR Corp. and is part of Fidelity Investments-Registered Trademark-, one of the largest investment management organizations in the United States. Fidelity Investments-Registered Trademark- includes a number of different companies, which provide a variety of financial services and products to individuals and corporations.

FMR provides investment research and portfolio management services to mutual funds and other clients. At April 30, 1997, FMR advised funds having more than 29 million shareholder accounts with a total value of more than $432 billion. For certain of the Portfolios, FMR has entered into sub-advisory agreements with affiliated companies that are part of the Fidelity Investments-Registered Trademark- organization. FMR, not the Portfolios, pays the sub-advisers for their services to the Portfolios.

The Portfolios of Fidelity's VIP Funds pay monthly advisory fees to FMR. The advisory fee payable by each of the Portfolios is composed of a group fee rate and an individual fund fee rate. The group fee rate is based on the average monthly net assets of all mutual funds advised by FMR. For the VIP Equity-Income and VIP II Contrafund Portfolios, the group fee rate cannot rise above .52%.
The group fee rate drops as total assets under management increase.

Set forth in the table below is the individual fund fee rate for the portfolios and their 1997 management fee rate, comprised of the individual and group rates, as a percentage of average net assets:


                                                             1997
     Portfolio                    Individual Rate       Management Fee
     ---------                    ---------------       --------------
     VIP Equity-Income                  0.20%                0.50%

     VIP II Contrafund                  0.30%                0.60%

     VIP III Growth & Income            0.20%                0.49%

     VIP III Growth Opportunities       0.30%                0.60%

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Set forth below is a summary of the investment objectives of the Portfolios of Fidelity's VIP Funds. There can be no assurance that these objectives will be achieved. YOU SHOULD READ FIDELITY'S VIP FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

                             VIP EQUITY-INCOME PORTFOLIO


VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income producing equity securities, with the potential for capital appreciation as a consideration. It normally invests at least 65% of its assets in income-producing equity securities. The Portfolio has the flexibility, however, to invest the balance in all types of domestic and foreign securities, including bonds.





                             VIP II CONTRAFUND PORTFOLIO

VIP II Contrafund Portfolio is a growth fund which seeks to increase the value of your investment over the long term by investing in equity securities of companies that are undervalued or out of favor. This approach focuses on companies that are currently out of public favor but show potential for capital appreciation. VIP II Contrafund Portfolio invests primarily in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

                          VIP III GROWTH & INCOME PORTFOLIO


VIP III Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation by investing mainly in equity securities. It invests primarily in stocks of companies that offer potential for growth in earnings while paying dividends, but offer the potential for capital appreciation on future income. Investments may include common and preferred stocks, convertible securities, fixed-income securities and foreign securities.


                        VIP III GROWTH OPPORTUNITIES PORTFOLIO


VIP III Growth Opportunities Portfolio seeks to provide capital growth by investing primarily in common stocks and securities convertible into common stock. Although the Portfolio invests in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds, that may produce capital growth.


JANUS ASPEN SERIES


Each of the Portfolios of Janus Aspen Series currently offers two classes of shares. The Institutional Shares are sold under the name "Janus Aspen Series." The Janus Aspen Series is registered with the SEC as an open-end management investment company. The Janus Aspen Series sells and redeems its Shares at net asset value without any sales charges, commissions or redemption fees.



THE JANUS ASPEN SERIES' INVESTMENT ADVISER. Janus, a registered investment adviser under the Investment Advisers Act of 1940, serves as the investment adviser to each Fund. Janus, whose principal address is 100 Fillmore Street, Denver, Colorado 80206-4928, is approximately 83% owned by Kansas City Southern Industries, Inc., and approximately 12% owned by Thomas H. Bailey, President and Chairman of the Board of Janus. Janus has served as investment adviser to Janus Fund since its inception in 1970 and currently serves as investment adviser to all of the Janus retail funds, as well as adviser or sub-adviser to other mutual funds and individual, corporate, charitable and retirement accounts. Janus has been in the investment advisory business for over 26 years and as of September 1997 managed over $60 billion in assets.

The Portfolios of the Janus Aspen Series pay a management fee to Janus which is calculated daily. Each of the Portfolios is subject to the following management fee schedule (expressed as an annual rate):





                                    Average Daily Net       Annual Rate        Expense Limit
Portfolio                          Assets of Portfolio     Percentage (%)      Percentage (%)
---------                          -------------------     --------------      --------------
Janus Aspen Capital Appreciation   First $300 Million           0.75*             1.25%
Janus Aspen Balanced               Next $200 Million            0.70               N/a
Janus Aspen Worldwide Growth       Over $500 Million            0.65               N/a

Janus Aspen Money Market           All Asset Levels             0.25              0.50




* Janus has agreed to reduce each of the Capital Appreciation, Balanced, and Worldwide Growth Portfolios' advisory fees to the extent that such fee exceeds the effective rate of the Janus retail fund corresponding to such Portfolio, which are the Janus Olympus Fund, Janus Balanced Fund, and Janus Worldwide Fund, respectively. Janus may terminate this fee reduction or any of the expense limitations set forth above at any time upon at least 90 days' notice to the Trustees. The effective rate is the advisory fee calculated by the corresponding retail fund as of the last day of each calendar quarter (expressed as an annual rate). The effective rates of Janus Olympus Fund, Janus Balanced Fund and Janus Worldwide Fund were .70%, .73% and .65%, respectively, for the quarter ended March 31, 1998. Janus has agreed to limit the expenses of the Janus Capital Appreciation Portfolio's Institutional Shares to an annual rate of 1.25% of average net assets through at least April 30, 1999.



INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Set forth below is a summary of the investment objectives of the Portfolios of the Janus Aspen Series. There can be no assurance that these objectives will be achieved. YOU SHOULD READ THE JANUS ASPEN SERIES' PROSPECTUSES CAREFULLY BEFORE INVESTING.



                      JANUS ASPEN CAPITAL APPRECIATION PORTFOLIO



Janus Aspen Capital Appreciation Portfolio seeks long-term growth of capital. It is a non-diversified portfolio that pursues its objective by investing primarily in common stocks of issuers of any size, which may include larger well-established issuers and/or smaller emerging growth companies. The Portfolio invests primarily in common stocks of foreign and domestic companies, and may invest to a lesser degree in other types of securities including preferred stock, warrants, convertible securities and debt securities when its portfolio manager perceives an opportunity for capital growth from such securities or to receive a return on idle cash.



                            JANUS ASPEN BALANCED PORTFOLIO



Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.



                        JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO



Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The Portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. Janus Aspen Worldwide Growth Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at any time invest in fewer than five countries or even a single country.

JANUS ASPEN MONEY MARKET PORTFOLIO



Janus Aspen Money Market Portfolio seeks maximum current income to the extent consistent with stability of capital. There can be no assurance that the Portfolio will achieve its investment objective or be able to maintain a stable net asset value of $1.00 per share. The Portfolio will invest only in eligible high quality, short-term money market instruments that present minimal credit risks, as determined by Janus, the Portfolio's investment adviser, pursuant to procedures adopted by the Trustees. The Portfolio may invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less and will maintain a dollar-weighted average portfolio maturity of 90 days or less.



J.P. MORGAN SERIES TRUST II



The J.P. Morgan Series is an open-end management investment company organized as a Delaware business trust. Shares of each Portfolio are both offered and redeemed at their net asset value without the addition of any sales load or redemption charge. The shares of the Portfolios of J.P. Morgan Series are bought and sold by Separate Account II at their respective net asset values.



THE J.P. MORGAN SERIES' INVESTMENT ADVISER. JPMIM is a registered investment adviser which maintains its principal office at 522 Fifth Avenue, New York, New York 10036. JPMIM is a wholly owned subsidiary of J.P. Morgan & Co. Incorporated (J.P. MORGAN & CO.), a bank holding company organized under the laws of Delaware. Through offices in New York City and abroad, J.P. Morgan & Co., through JPMIM and its other subsidiaries, offers a wide range of services to governmental, institutional, corporate and individual customers and acts as investment adviser to individual and institutional clients. As of December 31, 1996, J.P. Morgan & Co. and its subsidiaries had total combined assets under management of approximately $208 billion. J.P. Morgan & Co. has a long history of service as adviser, underwriter and lender to an extensive roster of major companies and as a financial adviser to national governments. The firm, through its predecessor firms, has been in business for over a century and has been managing investments since 1913.



As compensation for JPMIM's services under the Investment Advisory Agreement, the J.P. Morgan Series has agreed to pay JPMIM a monthly fee at the annual rate set forth below as a percentage of the average daily net assets of the relevant
Portfolio:




       Portfolio                                   Management Fee
       ---------                                   --------------
       J.P. Morgan Bond Portfolio                       0.30%
       J.P. Morgan International
       Opportunities Portfolio                          0.60%



INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Set forth below is a summary of the investment objectives of the Portfolios of the J.P. Morgan Series. There can be no assurance that these objectives will be achieved. YOU SHOULD READ THE J.P. MORGAN SERIES' PROSPECTUS CAREFULLY BEFORE INVESTING.



                              J.P. MORGAN BOND PORTFOLIO



J.P. Morgan Bond Portfolio seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity. Total return will consist of realized and unrealized capital gains and losses plus income less expenses. Although the net asset value of the Portfolio will fluctuate, the Portfolio attempts to preserve the value of its investments to the extent consistent with its objective.



                  J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO



J.P. Morgan International Opportunities Portfolio seeks to provide a high total return from a portfolio of equity securities of foreign corporations. Total return will consist of realized and unrealized capital gains and losses plus income less expenses. The Portfolio is designed for investors with a long-term investment horizon who want to diversify their investments by adding international equities and take advantage of investment opportunities outside the U.S. The Portfolio seeks to achieve its investment objective through country allocation and stock valuation and selection.


MORGAN STANLEY UNIVERSAL FUNDS, INC.

Each of the Morgan Stanley Universal Funds is an open-end management investment company registered under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policies of the Morgan Stanley Universal Funds. The shares of the Portfolios of the Morgan Stanley Universal Funds are bought and sold by Separate Account II at their respective net asset values.



THE MORGAN STANLEY UNIVERSAL FUNDS' INVESTMENT ADVISERS. The Adviser assigned to a Portfolio provides investment advice and portfolio management services pursuant to an Investment Advisory Agreement. MSAM serves as the Adviser for the Emerging Markets Debt, U.S. Real Estate, and Asian Equity Portfolios. MAS serves as the Adviser for the High Yield Portfolio. MSAM, with principal offices at 1221 Avenue of the Americas, New York, New York 10020, conducts a worldwide investment management business, providing a broad range of portfolio management services to customers in the United States and abroad. MSAM is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. (MSDW), a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses - securities, asset management and credit services. MAS is a Pennsylvania limited liability partnership with principal offices at One Tower Bridge, West Conshohocken, Pennsylvania 19428. MAS is also indirectly wholly owned by MSDW. MAS provides investment advisory services to employee benefit plans, endowment funds, foundations and other institutional investors and has served as investment adviser to several open-end investment companies since 1984. As of December 31, 1997, MSAM and its institutional investment advisory affiliates (exclusive of MAS) managed assets of approximately $86.6 billion, and MAS managed assets of approximately $59.4 billion.


The Adviser assigned to a Portfolio is entitled to receive from such Portfolio a management fee, payable quarterly, at an annual rate as a percentage of average daily net assets. Each of the Portfolios is subject to the following management fee schedule:



                            Morgan Stanley     Morgan Stanley U.S.     Morgan Stanley Asian        Morgan Stanley Emerging
 Assets of Portfolio          High Yield           Real Estate                Equity                     Markets Debt
 -------------------          ----------           -----------                ------                     ------------
 First $500 Million             0.50%                  0.80%                   0.80%                         0.80%

 Next $500 Million              0.45%                  0.75%                   0.75%                         0.75%

 More than $1 Billion           0.40%                  0.70%                   0.70%                         0.70%

 Maximum Total Annual           0.80%                  1.10%                   1.20%                         1.30%
 Operating Expenses After
 Fee Waivers*



* The Advisers have voluntarily waived receipt of their management fees and agreed to reimburse the Portfolios, if necessary, if such fees would cause the total annual operating expenses of the Portfolio to exceed the respective percentage of average daily net assets set forth in the table. The fee waivers are voluntary and may be terminated by MSAM or MAS at any time without notice.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Set forth below is a summary of the investment objectives of the Portfolios of the Morgan Stanley Universal Funds. There can be no assurance that these objectives will be achieved. YOU SHOULD READ THE MORGAN STANLEY UNIVERSAL FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

                        MORGAN STANLEY ASIAN EQUITY PORTFOLIO

Morgan Stanley Asian Equity Portfolio seeks long-term capital appreciation by investing primarily in equity securities of Asian issuers (excluding Japan) using an approach that is oriented to the selection of individual stocks that the Adviser believes are undervalued. The Portfolio intends to invest primarily in equity securities that are traded on recognized stock exchanges of countries in Asia and in equity securities of companies organized under the laws of an Asian country whose business is conducted principally in Asia.

                    MORGAN STANLEY EMERGING MARKETS DEBT PORTFOLIO

Morgan Stanley Emerging Markets Debt Portfolio seeks high total return by investing primarily in fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located.

                         MORGAN STANLEY HIGH YIELD PORTFOLIO

Morgan Stanley High Yield Portfolio seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of high yield securities, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds." The Portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

                      MORGAN STANLEY U.S. REAL ESTATE PORTFOLIO

Morgan Stanley U.S. Real Estate Portfolio seeks above-average current income and long-term capital appreciation by investing primarily in equity securities of U.S. and non-U.S. companies principally engaged in the U.S. real estate industry, including real estate investment trusts ("REITs").


THE SELECT TEN PLUS DIVISIONS OF SEPARATE ACCOUNT TEN



Each Division is a non-diversified investment company that invests directly in securities. There can be no assurance that any Division will meet its investment objective. Separate Account Ten may also offer other investment divisions which are not available through the purchase of the contracts offered by this prospectus.



Integrity Capital Advisors serves as investment adviser of the Divisions and National Asset serves as the sub-adviser of the Divisions. For providing investment management services to the Divisions, Integrity Capital Advisors will receive a monthly fee based on an annual rate of .50% of each Division's average daily net assets. Integrity Capital Advisors will pay a portion of those fees to National Asset for its services under a sub-advisory agreement at an annual rate of .10% of the Divisions' average daily net assets up to $100 million and
 .05% of the Divisions' average daily net assets in excess of $100 million. Integrity Capital Advisors has guaranteed it will pay National Asset a minimum sub-advisory fee of $25,000 during the Divisions' first year of operations.



Integrity Capital Advisors has agreed to reimburse each Division for operating expenses (excluding management fees) above an annual rate of .35% of the Division's average net assets. Integrity Capital Advisors has reserved the right to withdraw or modify its policy of expense reimbursement for the Divisions, but has no current intention to do so during 1998.



FOR COMPLETE INFORMATION ABOUT THE SELECT TEN PLUS DIVISIONS OF SEPARATE ACCOUNT TEN, INCLUDING THE RISKS ASSOCIATED WITH THEIR INVESTMENTS, SEE "INVESTMENT STRATEGY," "INVESTMENT OBJECTIVE AND POLICIES," AND "RISK FACTORS" IN PART II,
SECTION 1.


FIXED ACCOUNTS

BECAUSE OF APPLICABLE EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN CONTRACTS ATTRIBUTABLE TO GROS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT"), NOR UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). THUS, NEITHER SUCH CONTRACTS NOR OUR GENERAL ACCOUNT, WHICH GUARANTEES THE VALUES AND BENEFITS UNDER THOSE CONTRACTS, ARE GENERALLY SUBJECT TO REGULATION UNDER THE PROVISIONS OF THE 1933 ACT OR THE 1940 ACT. ACCORDINGLY, WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE GROS OR THE GENERAL ACCOUNT. DISCLOSURES REGARDING THE GROS OR THE GENERAL ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

GUARANTEED RATE OPTIONS

We offer GROs with durations of three, five, seven and ten years. We may from time to time change the durations available. Each allocation to a GRO locks in a fixed effective annual interest rate declared by us (GUARANTEED INTEREST RATE) for the duration you select (your GRO ACCOUNT). The duration of your GRO Account is the GUARANTEE PERIOD. Each contribution or transfer to a GRO establishes a new GRO Account at the then-current Guaranteed Interest Rate declared by us. We will not declare an interest rate less than 3%. Each GRO Account expires at the end of the duration you have selected. See "Renewals of GRO Accounts" below. Values and benefits under your contract attributable to GROs are guaranteed by the reserves in our GRO separate account as well as by our General Account.

The value of each of your GRO Accounts is referred to as a GRO VALUE. The GRO Value at the expiration of the GRO Account, assuming you have not transferred or withdrawn any amounts, will be the amount allocated plus interest at the Guaranteed Interest Rate. We credit interest daily at an effective annual rate equal to the Guaranteed Interest Rate. We allocate interest at the end of each contract year and at the time of any transfer, full or partial withdrawal, payment of a death benefit or purchase of any annuity benefit.

We may declare a higher rate of interest in the first year for any Contribution allocated to a GRO which will exceed the Guaranteed Interest Rate credited during the remaining years of the Guarantee Period (ENHANCED RATE). This Enhanced Rate will be guaranteed for the Guaranteed Period's first year and declared at the time of purchase. We reserve the right to declare and credit additional interest based on Contribution, Account Value, withdrawal dates, economic conditions or on any other lawful, nondiscriminatory basis (ADDITIONAL INTEREST). Any Enhanced Rate and Additional Interest credited to your GRO Account will be separate from the Guaranteed Interest Rate and not used in the Market Value Adjustment formula. THE ENHANCED RATE OR ADDITIONAL INTEREST MAY NOT BE MADE APPLICABLE UNDER CONTRACTS ISSUED IN CERTAIN STATES.

Each group of GRO Accounts of the same duration is considered one GRO, (i.e. all of your three-year GRO Accounts are one GRO while all of your five-year GRO Accounts are another GRO).

You may obtain information about our current Guaranteed Interest Rates by calling our Administrative Office.

ALLOCATIONS TO GROS MAY NOT BE MADE UNDER CONTRACTS ISSUED IN CERTAIN STATES. THE TEN YEAR GRO IS NOT AVAILABLE IN OREGON.


RENEWALS OF GRO ACCOUNTS. When a GRO Account expires, a new GRO Account of the same duration, at the then-current Guaranteed Interest Rate, will be established unless you withdraw your GRO Value or transfer it to another Investment Option. We will notify you in writing before the expiration of your GRO Accounts. You must notify us prior to the expiration of your GRO Accounts of any changes you desire to make. See "Transfers" in Part I, Section 5.


Any renewal of a GRO Account will be implemented on the expiration date of the GRO Account. You will receive the current Guaranteed Interest Rate applicable on the expiration date. If a GRO Account expires and it cannot be renewed for the same duration, it will be renewed for the next shortest available duration, unless you instruct us otherwise within 30 days prior to expiration of the GRO Account. You may not choose, and we will not renew, a GRO Account that expires after your Retirement Date.


MARKET VALUE ADJUSTMENTS. A MARKET VALUE ADJUSTMENT is an adjustment, either up or down, in your GRO Value prior to the expiration of your GRO Account. A Market Value Adjustment will be made for each transfer, partial withdrawal in excess of the free withdrawal amount, surrender, or purchase of an annuity benefit from a GRO Account that occurs other than within 30 days prior to the expiration of the GRO Account. There will be no Market Value Adjustment made for a death benefit. The market adjusted value may be higher or lower than the GRO Value. In no event, however, may the market adjusted value in each GRO Account be less than the Minimum Value, an amount equal to your allocation to such GRO Account plus 3% interest, compounded annually, less previous withdrawals from such GRO Account and less any applicable contingent withdrawal charges. The Minimum Value for partial withdrawals or transfers will be calculated on a pro-rata basis. Withdrawal charges and the administrative expense charge may invade principal.


The Market Value Adjustment applicable to a GRO Account prior to its expiration reflects the relationship between the Guaranteed Interest Rate for such GRO Account and the then-current Guaranteed Interest Rate applicable to a newly elected GRO Account of a duration equal to the time remaining in your GRO Account. The Market Value Adjustment will reduce the GRO Value (but not below the Minimum Value) if the current Guaranteed Interest Rate is higher than the Guaranteed Interest Rate being credited to amounts under your GRO Account. Conversely, the Market Value Adjustment will increase the GRO Value if the current Guaranteed Interest Rate is lower than the Guaranteed Interest Rate being credited to amounts under your GRO Account.

The Market Value Adjustment (MVA) for a GRO Account is determined under the following formula:

                                N/12                  N/12
     MVA =  GRO Value x [(1 + A)     / (1 + B + .0025)     - 1],  where

     A is the Guaranteed Interest Rate being credited to the GRO Account subject to the Market Value Adjustment,

     B is the current Guaranteed Interest Rate, as of the effective date of the application of the Market Value Adjustment, for current allocations to a GRO Account, the length of which is equal to the number of whole months remaining in your GRO Account. Subject to certain adjustments, if such remaining period is not equal to an exact period for which we have declared a new Guaranteed Interest Rate, B will be determined by interpolating between the Guaranteed Interest Rates for GRO Accounts of durations closest to (next higher and next lower) the remaining period described above.

     N is the number of whole months remaining in your GRO Account.

For contracts issued in certain states, the formula above will be adjusted to comply with applicable state requirements.

If the remaining term of your GRO Account is 30 days or less, the Market Value Adjustment for your GRO Account shall be zero. If for any reason we are no longer declaring current Guaranteed Interest Rates, then for purposes of determining B we will use the yield to maturity of United States Treasury Notes with the same remaining term as your GRO Account, interpolating when necessary, in place of the current Guaranteed Interest Rate or Rates.

For illustrations of the application of the Market Value Adjustment formula, see Appendix A.

SYSTEMATIC TRANSFER OPTION


We also offer a STO which guarantees an interest rate that we declare in advance for each calendar quarter. This interest rate applies to all contributions within the STO Account at the time the rate is declared. You MUST transfer all STO contributions into other Investment Options within one year of your most recent STO contribution. Transfers will be made automatically in approximately equal quarterly or monthly installments of not less than $1,000 each. No transfers into the STO from other Investment Options are permitted. Withdrawals from the STO are subject to normal contingent withdrawal charges. We guarantee that the STO's effective annual yield will never be less than 3.0%. See "Systematic Transfer Program" in Part I, Section 8 for details on this program. This option may not be currently available in some states.



New contributions to a Select Ten Plus Division will held in the STO until the next available Investment Date. You may also instruct us to transfer approximately equal quarterly installments of at least $1,000 each over a one-year period from the STO to each of the four Divisions. We reserve the right to hold new contributions received less than five Business Days before any Investment Date in the STO until the next following Investment Date. See Part II for important information on the Divisions.




SECTION 4 - DEDUCTIONS AND CHARGES


SEPARATE ACCOUNT CHARGES

Integrity deducts from the unit value every calendar day an amount equal to an effective annual rate of 1.35% of the Account Value in the Variable Account Options. This daily expense rate cannot be increased without your consent. Various portions of this total charge, as described below, pay for certain services to the Separate Account and the contracts.


A daily charge equal to an effective annual rate of .15% of the value of each Variable Account Option is deducted for administrative expenses not covered by the annual administrative charge described below. The daily administrative charge, like the annual administrative charge, is designed to reimburse Integrity for expenses actually incurred.


A daily charge equal to an effective annual rate of 1.20% of the value of each Variable Account Option is deducted for Integrity's assuming the expense risk (.85%) and the mortality risk (.35%) under the contract. The expense risk is the risk that our actual expenses of administering the contracts will exceed the annual administrative expense charge. In this context, mortality risk refers to the cost of insuring the risk Integrity takes that annuitants, as a class of persons, will live longer than estimated and therefore require Integrity to pay out more annuity benefits than anticipated. The relative proportion of the mortality and expense risk charges may be modified, but the total effective annual risk charge of 1.20% of the value of the Variable Account Options may not be increased on your Contract.

Integrity may realize a gain from these daily charges to the extent they are not needed to meet the actual expenses incurred.

ANNUAL ADMINISTRATIVE CHARGE

If your Account Value is less than $50,000 on the last day of any contract year prior to the your Retirement Date, Integrity charges an annual administrative charge of $30. This charge is deducted from your Account Value in each Investment Option on a pro-rata basis. The portion of the charge applicable to the Variable Account Options will reduce the number of units credited to you. The portion of the charge applicable to the Fixed Accounts is withdrawn in dollars. The annual administrative charge will be pro-rated based on the number of days that have elapsed in the contract year in the event of the Annuitant's retirement, death, or termination of a contract during a contract year.


REDUCTION OR ELIMINATION OF SEPARATE ACCOUNT OR ADMINISTRATIVE CHARGES



The separate account or administrative charges may be reduced or eliminated when contract sales are made to individuals or to a group of individuals in such a manner that results in savings of expenses. The entitlement to such a reduction will be based on:



     (1) the size and type of the group of individuals to whom the contract is offered; and/or

     (2)  the amount of expected contribution.



Any reduction or elimination of the separate account or administrative charges will not unlawfully discriminate against any person.



FUND AND DIVISION CHARGES



Separate Account II purchases shares of the Funds at net asset value. That price reflects investment management fees and other direct expenses that have already been deducted from the assets of the Funds. The amount charged for investment management may not be increased without the prior approval of a Fund's shareholders. The Divisions invest directly in securities and certain investment management fees and other expenses are deducted directly from the Divisions. See Part I, Section 3, "Your Investment Options."


STATE PREMIUM TAX DEDUCTION

Integrity will not deduct state premium taxes from your contributions before applying the contributions to the Investment Options, unless required to pay such taxes under applicable state law. If the Annuitant elects an annuity benefit, Integrity will deduct any applicable state premium taxes from the amount otherwise available for an annuity benefit. State premium taxes, if applicable, currently range up to 4%.

CONTINGENT WITHDRAWAL CHARGE


No sales charges are applied when you make a contribution to the contract. Contributions withdrawn will be subject to a withdrawal charge of up to 8%. As shown below, the percentage charge varies, depending upon the "age" of the contributions included in the withdrawal-that is, the number of years that have elapsed since each contribution was made. The maximum percentage of 8% would apply if the entire amount of the withdrawal consisted of contributions made during your current contribution year. No withdrawal charge applies when you withdraw contributions made earlier than your sixth prior contribution year. For purposes of calculating the withdrawal charge, (1) THE OLDEST CONTRIBUTIONS WILL BE TREATED AS THE FIRST WITHDRAWN AND MORE RECENT CONTRIBUTIONS NEXT, AND (2) partial withdrawals up to the free withdrawal amount will not be considered a withdrawal of any contributions. For partial withdrawals, the total amount deducted from your Account Value will include the withdrawal amount requested, any applicable Market Value Adjustment, and any applicable withdrawal charge and administrative expense charge, so that the net amount you receive will be the amount requested.


During any contract year, no charge will be applied to your partial withdrawals that do not exceed the free withdrawal amount. On any Business Day, the free withdrawal amount is 10% of your Account Value less withdrawals during the current contract year. If any partial withdrawal exceeds the free withdrawal amount, we will deduct the applicable contingent withdrawal charge with respect to such excess amount. The contingent withdrawal charge is a sales charge to defray our costs of selling and promoting the contracts. We do not expect that revenues from contingent withdrawal charges will cover all of such costs. Any shortfall will be made up from our General Account assets, including any profits from other charges under the contracts.

     Contribution Year in Which                        Charge as a % of the
     Withdrawn Contribution Was Made                  Contribution Withdrawn
     -------------------------------                  ----------------------
          Current.....................................            8%
          First Prior.................................            7
          Second Prior................................            6
          Third Prior.................................            5
          Fourth Prior................................            4
          Fifth Prior.................................            3
          Sixth Prior.................................            2
          Seventh Prior and Earlier...................            0



No contingent withdrawal charge will be applied to any amount withdrawn if the Annuitant uses the withdrawal either to purchase from Integrity an immediate annuity benefit with life contingencies or an immediate annuity without life contingencies which provides for level payments over five or more years, with a restricted prepayment option. Similarly, no charge will be applied if the Annuitant dies and the withdrawal is made by the Annuitant's beneficiary. See "Death Benefits and Similar Benefit Distributions" in Part I, Section 5.



Unless specifically instructed otherwise, Integrity will make withdrawals (including any applicable charges) from the Investment Options in the same ratio the Annuitant's Account Value in each Investment Option bears to the Annuitant's total Account Value. The minimum withdrawal permitted is $300. For residents of Pennsylvania and South Carolina a $3,000 minimum account balance is required to remain in your contract after any withdrawals.

REDUCTION OR ELIMINATION OF THE CONTINGENT WITHDRAWAL CHARGE


We may reduce or eliminate the contingent withdrawal charge when sales of the contracts are made to individuals or a group of individuals in such a manner that results in savings of expenses. The entitlement to such a reduction in the contingent withdrawal charge will be based on the following:



     (1) the size and type of the group of individuals to whom the contract is offered;



     (2)  the amount of expected contributions; and/or



     (3) whether there is a prior or existing relationship with Integrity, such as being an employee of Integrity or an affiliate, receiving distributions or making internal transfers from other contracts issued by Integrity, or making transfers of amounts held under qualified plans sponsored by Integrity or an affiliate.


Any reduction or elimination of the contingent withdrawal charge will not unlawfully discriminate against any person.


TRANSFER CHARGE


No charge is made for your first twelve transfers among the Variable Account Options or the GROs during a contract year. We are, however, permitted to charge up to $20 from the amount transferred for each additional transfer during that contract year. However, no transfer charge will apply to transfers under
(i) Dollar Cost Averaging, (ii) Customized Asset Rebalancing, (iii) Asset Allocation and Rebalancing, or (iv) systematic transfers from the STO, nor will such transfers count towards the twelve transfers you may make in a contract year before we may impose a transfer charge. See "Transfers" in Part I, Section
5. Transfers from a GRO may be subject to a Market Value Adjustment. See "Guaranteed Rate Options" in Part I, Section 3.


HARDSHIP WAIVER


Withdrawal Charges may also be waived on full or partial withdrawal requests of $1,000 or more under a hardship circumstance. The Market Value Adjustment may also be waived on any amounts withdrawn from the GRO Accounts. Such hardship circumstances include the Owner's (1) confinement to a nursing home, hospital and long term care facility, (2) diagnosis of terminal illness with any medical condition which would result in death or total disability, and (3) unemployment. We reserve the right to obtain reasonable notice and documentation including, but not limited to, a physician's certification and Determination Letter from a State Department of Labor. Some of the hardship circumstances listed above may not be applicable in some states, and, in other states, may not be available at all.


TAX RESERVE


We have the right to make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment experience of the Variable Account Options.


SECTION 5 -- TERMS OF YOUR VARIABLE ANNUITY


CONTRIBUTIONS UNDER YOUR CONTRACT


You can make contributions of at least $100 at any time up to the Annuitant's Retirement Date. Your first contribution, however, cannot be less than $1,000. Minimum initial contribution for residents of Pennsylvania and South Carolina is $3,000 after any withdrawals. We will accept contributions of at least $50 for salary allotment programs. We have special rules for minimum contribution amounts for tax-favored retirement programs. See "Special Rules for Tax-Favored Retirement Programs" in Part I, Section 7.


We may limit the total contributions under one contract to $1,000,000 if you are under age 76 or to $250,000 if you are over age 76. Once you reach eight years before your Retirement Date, we may refuse to accept any contribution made for you. Contributions may also be limited by various laws or prohibited by Integrity for all Annuitants under the contract. If your contributions are made under a tax-favored retirement program, we will not measure them against the maximum limits set by law.

Contributions are applied to the various Investment Options selected by you and are used to pay annuity and death benefits.

Each contribution is credited as of the date we have RECEIVED (as defined below) at our Administrative Office both the contribution and instructions for allocation among the Investment Options, PROVIDED THAT AT ANY TIME YOU MAY HAVE AMOUNTS IN NOT MORE THAN NINE INVESTMENT OPTIONS. Contributions to the Select Ten Plus Divisions are subject to special rules described in Part II, Section 1, "Investment Strategy." For purposes of calculating the nine Investment Options, each of your GRO Accounts counts as one Investment Option. Wire transfers of federal funds are deemed received on the day of transmittal if credited to our account by 3 p.m. Eastern Time, otherwise they are deemed received on the next Business Day. Contributions by check or mail are deemed received not later than the second Business Day after they are delivered to our Administrative Office. A BUSINESS DAY is defined as any day that the New York Stock Exchange is open.


You can change your choice of Investment Options at any time by writing to the Administrative Office. The request should indicate your contract number and the specific change, and you should sign the request. When it is received by the Administrative Office, the change will be effective for any contribution which accompanies it and for all future contributions. See "Transfers" in Section 5. For special rules on transfers to the Select Ten Plus Divisions, see Part II,
Section 1, "Investment Strategy."


YOUR ACCOUNT VALUE

Your Account Value reflects various charges. See Part I, Section 4, "Deductions and Charges." Annual deductions are made as of the last day of each contract year. Withdrawal charges and Market Value Adjustments, if applicable, are made as of the effective date of the transaction. Charges against our Separate Accounts are reflected daily. Any amount allocated to a Variable Account Option will go up or down in value depending on the investment experience of that Option. For contributions allocated to the Variable Account Options, there are no guaranteed values. The value of your contributions allocated to the Fixed Accounts is guaranteed, subject to any applicable Market Value Adjustments. See "Guaranteed Rate Options" in Part I, Section 3.



YOUR PURCHASE OF UNITS IN OUR SEPARATE ACCOUNTS


Allocations to the Variable Account Options are used to purchase units. On any given day, the value you have in a Variable Account Option is the unit value multiplied by the number of units credited to you in that Option. The units of each Variable Account Option have different unit values.


The number of units purchased or redeemed (sold) in any Variable Account Option is calculated by dividing the dollar amount of the transaction by the Option's unit value, calculated after the close of business that day. The number of units for a Variable Account Option at any time is the number of units purchased less the number of units redeemed. The value of units of Separate Account II fluctuates with the investment performance of the corresponding Portfolios of the Funds which in turn reflects the investment income and realized and unrealized capital gains and losses of the Portfolios, as well as the Funds' expenses. The value of units of Separate Account Ten varies with the performance of the securities held by the Divisions. The unit values also change because of deductions and charges we make to our Separate Accounts. The number of units credited to you, however, will not vary because of changes in unit values. Units of a Variable Account Option are purchased when you allocate new contributions or transfer prior contributions to that Option. Units are redeemed when you make withdrawals or transfer amounts from a Variable Account Option. We also redeem units to pay the death benefit when the Annuitant dies and to pay the annual administrative charge. Please note that special rules apply to the timing of allocations to the Select Ten Plus Divisions. See Part II.


HOW WE DETERMINE UNIT VALUE

We determine unit values for each Variable Account Option on the Valuation Date. The Valuation Date for purposes of determining unit values is 4 p.m. Eastern Time on each day the New York Stock Exchange is open for business.


The unit value of each Variable Account Option in Separate Account II for any day on which we determine unit values is equal to the unit value for the last day on which a unit value was determined multiplied by the net investment factor for that Option on the current day. We determine a NET INVESTMENT FACTOR for each Option in Separate Account II as follows:


- First, we take the value of the shares belonging to the Option in the corresponding Portfolio at the close of business that day (before giving effect to any transactions for that day, such as contributions or withdrawals). For this purpose, we use the share value reported to us by the Funds.

  - Next, we add any dividends or capital gains distributions by the Fund on that day.

  - Then, we charge or credit for any taxes or amounts set aside as a reserve for taxes.

  - Then, we divide this amount by the value of the amounts in the Option at the close of business on the last day on which a unit value was determined (after giving effect to any transactions on that day).

  - Finally, we subtract a daily asset charge for each calendar day since the last day on which a unit value was determined (for example, a Monday calculation will include charges for Saturday and Sunday). The daily charge is .00003721, which is an effective annual rate of 1.35%. This charge is for the mortality risk, administrative expenses and expense risk assumed by us under the contract.


We determine a net investment factor for each Division as follows:


  - First, we take the value of the assets in the Division at the end of the preceding period.


  - Next, we add any investment income and capital gains, realized or unrealized, credited to the assets during the current valuation period.


  - Then, we subtract any capital losses, realized or unrealized, charged against the assets during the current valuation period.


  -  Next, we subtract any amount charged against the Division for any taxes.


  - Then, we divide this amount by the value of the assets in the Division at the end of the preceding valuation period.


  - Then we subtract the daily charge for management and investment advice for each day in the valuation period and a daily charge for estimated operating expenses for each day in the valuation period.


  - Finally, we subtract a daily asset charge for each calendar day since the last day on which a unit value was determined (for example, a Monday calculation will include charges for Saturday and Sunday). The daily charge is .00003721, which is an effective annual rate of 1.35%. This charge is for the mortality risk, administrative expenses and expense risk assumed by us under the contract.


Generally, this means that we adjust unit values to reflect what happens to the Funds and the Divisions, and also for the mortality and expense risk charge and any charge for administrative expenses or taxes.

TRANSFERS

You may transfer your Account Value among the Variable Account Options and the GROs, subject to Integrity's then current transfer restrictions. You may not make a transfer into the STO. Transfers to a GRO must be to a newly elected GRO (i.e., to a GRO that you have not elected before) at the then-current Guaranteed Interest Rate, unless Integrity otherwise consents. Transfers from a GRO other than within 30 days prior to the expiration date of a GRO Account are subject to a Market Value Adjustment. See "Guaranteed Rate Options" in Part I, Section 3. For amounts in GROs, transfers will be made according to the order in which monies were originally allocated to any GRO.

Transfers from a Select Ten Plus Division may be made at any time. Transfers to a Select Ten Plus Division from any other Investment Option in which you are invested will be effected as of the day preceding the next available Investment Date. We reserve the right not to accept transfer instructions received less than two Business Days before any Investment Date. See Part II for important information on the Divisions.



The amount transferred must be at least $250 or, if less, the entire amount in the Investment Option. After twelve transfers have been made by you during a contract year, a charge of up to $20 may apply to each additional transfer during that contract year, except that no charge will be made for transfers under our dollar cost averaging or customized asset rebalancing or systematic transfer programs, described in Part I, Section 8. Once annuity payments begin, transfers are no longer permitted.


Written transfer requests must be sent directly to the Administrative Office. Each Annuitant's request for a transfer must specify the contract number, the amounts to be transferred and the Investment Options to and from which the amounts are to be transferred. Transfers may also be arranged through our telephone transfer service provided you have established a Personal Identification Number (PIN CODE). We will honor telephone transfer instructions from any person who provides correct identifying information, and we are not responsible in the event of a fraudulent telephone transfer which is believed to be genuine in accordance with these procedures. Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.


A transfer request will be effective as of the Business Day it is received by our Administrative Office, except for transfers to the Select Ten Plus Divisions (see part II). A transfer request does not change the allocation of current or future contributions among the Investment Options. Telephone transfers may be requested from 9:00 a.m. - 5:00 p.m., Eastern Time, on any day we are open for business. You will receive the Variable Account Options' unit values as of the close of business on the day you call, except that you will receive the unit values for the Select Ten Plus Divisions as described in Part II. Accordingly, transfer requests for Variable Account Options other than the Select Ten Plus Divisions that are received after 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) will be processed using unit values as of the close of business on the next Business Day after the day you call. All transfers will be confirmed in writing.



Transfer requests submitted by agents or market timing services that represent multiple policies will be processed not later than the next Business Day after the requests are received by our Administrative Office; note that special rules apply to transfer requests to the Select Ten Plus Divisions. See Part II.


WITHDRAWALS


You may make an unlimited number of withdrawals from your contract as frequently as you wish. Each withdrawal must be for at least $300. For residents of Pennsylvania and South Carolina a $3,000 minimum account balance is required to remain in your Contract after any withdrawals. A withdrawal charge of up to 8% of the contribution amount withdrawn, as adjusted for any applicable Market Value Adjustment and the withdrawal charge itself will be deducted from your Account Value, unless one of the exceptions applies. See "Guaranteed Rate Options" in Part I, Section 3 and "Contingent Withdrawal Charge" in Part I,
Section 4. Most withdrawals made by you prior to age 59-1/2 are also subject to a 10% federal tax penalty. In addition, some tax-favored retirement programs limit withdrawals. See Part I, Section 7, "Tax Aspects of the Contracts" for further information regarding various tax consequences associated with the contracts.


ASSIGNMENTS


You may not assign the contract as collateral or security for a loan, but an Owner whose contract is not related to a tax-favored program may otherwise assign the contract before the Annuitant's Retirement Date. An assignment of the contract as a gift may, however, have adverse tax consequences. See Part I,
Section 7, "Tax Aspects of the Contracts." Integrity will not be bound by an assignment unless it is in writing, and we have received it at the Administrative Office.


DEATH BENEFITS AND SIMILAR BENEFIT DISTRIBUTIONS


We will pay a death benefit to the Annuitant's surviving beneficiary (or beneficiaries, in equal shares) if the last Annuitant dies before annuity payments have started. If the Annuitant dies at or over age 90 (or after the contract's 10th anniversary date, if later), the death benefit is the contract account value at the end of the business day on which we receive due proof of death. Similarly, if the contract was issued on or after the youngest Annuitant's 86th birthday, the death benefit is the contract account value at the end of the business day on which we receive due proof of death.

For contracts issued before the Annuitant's 86th birthday, if the Annuitant dies before age 90 (or the contract's 10th anniversary date, if later) and before annuity payments have started, the death benefit is the highest of:



     a) the contract account value at the end of the business day on which we receive due proof of death;



     b)   the total of all contributions; and



     c) the highest contract account value on any contract anniversary which occurred prior to the Annuitant's 81st birthday and prior to the Annuitant's death, plus any subsequent contributions;



each reduced on a pro rata basis for prior withdrawals (after being adjusted for any applicable market value adjustments and/or charges). The amount of the reduction will be determined by dividing the amount of the withdrawal by the annuity account value on the transaction date and multiplying this percentage by the then current guaranteed minimum death benefit.



Death benefits (and benefit distributions required because of a separate Owner's death) can be paid in a lump sum or as an annuity. If no benefit option is selected for the beneficiary at the Annuitant's death, the beneficiary can select an option.


The beneficiary of the death benefit under a contract is selected by the Owner. An Owner may change beneficiaries by submitting the appropriate form to the Administrative Office. If no Annuitant's beneficiary survives the Annuitant, then the death benefit is generally paid to the Annuitant's estate. No death benefit will be paid after the Annuitant's death if there is a contingent Annuitant. In that case, the contingent Annuitant becomes the new Annuitant under the contract.


Effective November 1, 1997, the maximum issue age for the Annuitant is 85 years old.


ANNUITY BENEFITS

All annuity benefits under your contract are calculated as of the Retirement Date selected by you. The Retirement Date can be changed by written notice to the Administrative Office any time prior to the Retirement Date. The Retirement Date may be no later than your 98th birthday or earlier, if required by law. The terms of the contracts applicable to the various retirement programs, along with the federal tax laws, establish certain minimum and maximum retirement ages.

Annuity benefits may take the form of a lump sum payment or an annuity. A lump sum payment will provide the Annuitant with the Cash Value under the contract, shortly after the Retirement Date. The amount applied for the purchase of an annuity benefit will be the Adjusted Account Value, except that the Cash Value will be the amount applied if the annuity benefit does not have a life contingency and either the term is less than five years or the annuity can be commuted to a lump sum payment without a withdrawal charge applying.

ANNUITIES


Alternate forms of annuity benefits can provide for fixed or variable payments which may be made monthly, quarterly, semi-annually or annually. Variable payments will be funded through one or more Variable Account Options. For any annuity, the minimum amount applied to the annuity must be $2,000 and the minimum initial payment must be at least $20.


If you have not already selected a form of annuity, we will send you, within six months prior to your Retirement Date, an appropriate notice form on which you may indicate the type of annuity you desire or confirm to us that the normal form of annuity, as defined below, is to be provided. However, if we do not receive a completed form from you on or before your Retirement Date, we will deem the Retirement Date to have been extended until we receive your written instructions at our Administrative Office. During such extension, the values under your contract in the various Investment Options will remain invested in such options and amounts remaining in Variable Account Options will continue to be subject to the investment risks associated with those Options. However, your Retirement Date cannot be extended beyond your 98th birthday or earlier, if required by law. You will receive a lump sum benefit if you do not make an election by such date.

We currently offer the following types of annuities:

A PERIOD CERTAIN ANNUITY provides for fixed or variable payments, or both, to the Annuitant or the Annuitant's beneficiary (the PAYEE) for a fixed period. The amount is determined by the period selected. The Annuitant, or if the payee dies before the end of the period selected, the payee's beneficiary, may elect to receive the total present value of future payments in cash.

A PERIOD CERTAIN LIFE ANNUITY provides for fixed or variable payments, or both, for at least the period selected and thereafter for the life of the payee or the payee and another annuitant under a joint and survivor annuity. You may not change or redeem the annuity once payments have begun. If the payee (or the payee and the other annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to another named payee who may have the right to redeem the annuity and secure the present value of future guaranteed payments in a lump sum. The NORMAL FORM OF ANNUITY is a fixed life income annuity with 10 years of payments guaranteed, funded through our General Account.

A LIFE INCOME ANNUITY provides fixed payments for the life of the payee or the payee and another annuitant under a joint and survivor annuity. Once a life income annuity is selected, the form of annuity cannot be changed or redeemed for a lump sum payment by the Annuitant or any payee.

ANNUITY PAYMENTS

Fixed annuity payments will not change and are based upon annuity rates provided in your contract. The size of payments will depend on the form of annuity that was chosen and, in the case of a life income annuity, on the payee's age (or payee and a joint annuitant in the case of a joint and survivor annuity) and sex (except under most tax-favored retirement programs). If Integrity's current annuity rates then in effect would yield a larger payment, those current rates will apply instead of the tables.


Variable annuity payments are funded only in the Variable Account Options through the purchase of annuity units. The Variable Account Option or Options selected cannot be changed after annuity payments begin. The SAI provides further information concerning the determination of annuity payments. The number of units purchased is equal to the amount of the first annuity payment divided by the new annuity unit value for the valuation period which includes the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of annuity units stays the same for the annuity payment period but the new annuity unit value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Variable Account Option or Options selected, after charges made against it. Annuity unit values assume a base rate of net investment return of 5%, except in states which require a lower rate in which case 3.5% will be used. The annuity unit value will rise or fall depending on whether the actual rate of net investment return is higher or lower than the assumed base rate. In the SAI, see "Determination of Annuity Unit Values."


If the age or sex of an annuitant has been misstated, any benefits will be those which would have been purchased at the correct age and sex. Any overpayments or underpayments made by us will be charged or credited with interest at the rate of 6% per year. If we have made overpayments because of incorrect information about age or sex, we will deduct the overpayment from the next payment or payments due. We add underpayments to the next payment.

TIMING OF PAYMENT


We normally make payments from the Variable Account Options, or apply your Adjusted Account Value to the purchase of an annuity within seven days after receipt of the required form at our Administrative Office. Our action can be deferred, however, for any period during which (1) the New York Stock Exchange has been closed or trading on it is restricted; (2) sales of securities or determination of the fair value of Separate Accounts assets is not reasonably practicable because of an emergency; or (3) the SEC, by order, permits Integrity to defer action in order to protect persons with interests in the Separate Accounts. Integrity can defer payment of your Fixed Accounts for up to six months, and interest will be paid on any such payment delayed for 30 days or more.


HOW YOU MAKE REQUESTS AND GIVE INSTRUCTIONS

When you communicate in writing with our Administrative Office, use the address on the first page of this prospectus. Your request or instruction cannot be honored unless it is in proper and complete form. Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.


SECTION 6 - VOTING RIGHTS


FUND VOTING RIGHTS

Integrity is the legal owner of the shares of the Funds held by Separate Account II and, as such, has the right to vote on certain matters. Among other things, we may vote to elect a Fund's Board of Directors, to ratify the selection of independent auditors for a Fund, and on any other matters described in a Fund's current prospectus or requiring a vote by shareholders under the 1940 Act.


Whenever a shareholder vote is taken, we give you the opportunity to tell us how to vote the number of shares purchased as a result of contributions to your contract. We will send you Fund proxy materials and a form for giving us voting instructions.


If we do not receive instructions in time from all Owners, we will vote shares in a Portfolio for which no instructions have been received in the same proportion as we vote shares for which we have received instructions. Under eligible deferred compensation plans and certain Qualified Plans, your voting instructions must be communicated to us indirectly, through your employer, but we are not responsible for any failure by your employer to solicit your instructions or to communicate your instructions to us. We will vote any Fund shares that we are entitled to vote directly, because of amounts we have accumulated in Separate Account II, in the same proportions that other Owners vote. If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of a Fund in our own right or to restrict Owner voting, we may do so.


HOW WE DETERMINE YOUR VOTING SHARES

You may participate in voting only on matters concerning the Portfolios in which your contributions have been invested. We determine the number of Fund shares in each Variable Account Option that are attributable to your contract by dividing the amount of your Account Value allocated to that Option by the net asset value of one share of the corresponding Portfolio as of the record date set by a Fund's Board for a Fund's shareholders' meeting. The record date for this purpose must be no more than 60 days before the meeting of a Fund. We count fractional shares. After annuity payments have commenced, voting rights are calculated in a similar manner based on the actuarially determined value of your interest in each Variable Account Option.

HOW FUND SHARES ARE VOTED

All Fund shares are entitled to one vote; fractional shares have fractional votes. Voting is on a Portfolio-by-Portfolio basis, except for certain matters (for example, election of Directors) which require collective approval. On matters on which the interests of the individual Portfolios differ, the approval of the shareholders in one Portfolio is not needed in order to make a decision in another Portfolio. To the extent shares of a Fund are sold to separate accounts of other insurance companies, the shares voted by such companies in accordance with instructions received from their contract holders will dilute the effect of voting instructions received by Integrity from its Owners.


Owners with accumulation value in the Divisions have certain voting rights. Each such owner will be given one vote for every $1.00 of accumulation value in a Division with fractional interests counted, unless a different allocation of voting rights is required under applicable law for an investment medium for variable annuity contracts.



HOW SEPARATE ACCOUNT TEN INTERESTS ARE VOTED



Separate Account Ten's rules do not require Separate Account Ten to hold annual meetings of owners of interests in Separate Account Ten, although special meetings may be called for Separate Account Ten for purposes such as electing or removing members of the Board of Managers, changing fundamental policies, or approving a contract for investment advisory services. When required, "the vote of a majority of the outstanding voting securities" of Separate Account Ten means the lesser of:


     (1) The holders of more than 50% of all votes entitled to be cast with respect to Separate Account Ten; or,


     (2) The holders of at least 67% of the votes which are present at a meeting of such persons or represented by proxy.


We will determine the number of votes you can instruct us to vote 60 days or less before Separate Account Ten's meeting.


SEPARATE ACCOUNT VOTING RIGHTS

Under the 1940 Act, certain actions (such as some of those described under "Changes in How We Operate" in Part I, Section 2) may require Owner approval. In that case, you will be entitled to a number of votes based on the value you have in the Variable Account Options, as described above under "How We Determine Your Voting Shares." We will cast votes attributable to amounts we have in the Variable Account Options in the same proportions as votes cast by Owners.



SECTION 7 - TAX ASPECTS OF THE CONTRACTS


INTRODUCTION

The effect of federal income taxes on the amounts held under a contract, on annuity payments, and on the economic benefits to the Owner, Annuitant, and the beneficiary or other payee may depend on Integrity's tax status, on the type of retirement plan, if any, for which the contract is purchased, and upon the tax and employment status of the individuals concerned.

The following discussion of the federal income tax treatment of the contract is not exhaustive, does not purport to cover all situations and is not intended to be tax advice. It is based upon our understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts. No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely. Moreover, no attempt has been made to consider any applicable state or other tax laws. Because of the inherent complexity of such laws and the fact that tax results will vary according to the particular circumstances of the individual involved and, if applicable, the qualified plan, any person contemplating the purchase of a contract, contemplating selection of annuity payments under the contract, or receiving annuity payments under a contract should consult a qualified tax adviser. INTEGRITY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS, FEDERAL, STATE, OR LOCAL, OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.


TAX STATUS OF INTEGRITY



Integrity is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended (the CODE). Since the Separate Accounts are not separate entities from Integrity and their operations form a part of Integrity, they will not be taxed separately as "regulated investment companies" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Accounts are reinvested and taken into account in determining the accumulation value. Under existing federal income tax law, the Separate Accounts' investment income, including realized net capital gains, is not taxed to Integrity. Integrity reserves the right to make a deduction for taxes should they be imposed with respect to such items in the future.


YOUR CONTRACT IS AN ANNUITY

Under the federal tax law, any individual can purchase an annuity with after-tax dollars and exclude any annuity earnings in taxable income until an actual distribution is taken from the annuity. Alternatively, the individual (or employer) may purchase the annuity to fund a tax-favored retirement program (contributions are with pre-tax dollars), such as an IRA or qualified plan. Finally, the individual (or employer) may purchase the annuity to fund a Roth IRA (contributions are with after-tax dollars and earnings are excluded in taxable income at distribution).

This prospectus covers the basic tax rules that apply to an annuity purchased directly with after-tax dollars, (NONQUALIFIED ANNUITY), and some of the special tax rules which apply to an annuity purchased to fund a tax-favored retirement program, (QUALIFIED ANNUITY). A qualified annuity may restrict your rights and benefits in order to qualify for its special treatment under the federal tax law.

TAXATION OF ANNUITIES GENERALLY


Section 72 of the Code governs the taxation of annuities. In general, an Owner is not taxed on increases in value under a contract until some form of withdrawal or distribution is made under the contract. However, under certain circumstances, the increase in value may be subject to current federal income tax. For example, corporations, partnerships, trusts and other non-natural persons cannot defer the taxation of current income credited to the contract unless an exception applies. In addition, if an Owner transfers an annuity as a gift to someone other than a spouse (or divorced spouse), any increase in its value will be taxed at the time of transfer. The assignment or pledge of any portion of the value of a contract will be treated as a distribution of that portion of the value of the contract.

Section 72 provides that the proceeds of a full or partial withdrawal from a contract prior to the date on which annuity payments begin are treated first as taxable income to the extent that the Account Value exceeds the "investment" or "basis" in the contract and then as non-taxable recovery of the investment or basis in the contract. Generally, the investment or basis in the contract equals the contributions made by or on your behalf, less any amounts previously withdrawn which were not treated as taxable income. Special rules may apply if the contract includes contributions made prior to August 14, 1982 which were rolled over to the contract in a tax-free exchange.


Once annuity payments begin, the Annuitant recovers a portion of the investment tax-free from each payment. The non-taxable portion of each payment is based on the ratio of the Annuitant's investment to his or her expected return under the contract (exclusion ratio). The remainder of each payment will be ordinary income.


After you have recovered your total investment, future payments are fully included in income. If the Annuitant dies prior to recovering the total investment, a deduction for the remaining basis will generally be allowed on the Annuitant's final federal income tax return.

Withholding of federal income taxes on all distributions may be required unless the recipient who is eligible elects not to have any amounts withheld and properly notifies Integrity of that election.


The taxable portion of a distribution is treated as ordinary income and is taxed at ordinary income tax rates. In addition, a tax penalty of 10% applies to the taxable portion of a distribution unless the distribution is: (1) on or after the date on which the taxpayer attains age 59-1/2; (2) as a result of the death of the Owner; (3) part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or joint lives (or joint life expectancies) of the taxpayer and beneficiary; (4) attributable to the taxpayer becoming disabled within the meaning of Code
Section 72(m)(7); (5) from certain qualified plans (note, however, other penalties may apply); (6) under a qualified funding asset (as defined in Section 130(d) of the Code); (7) purchased by an employer on termination of certain types of qualified plans and held by the employer until the employee separates from service; (8) under an immediate annuity as defined in Code Section 72(u)(4); or (9) purchase of a first home (distribution up to $10,000, applicable to IRAs only).



However, the withdrawal provisions of your contract still apply. See "Withdrawals" in Section 5.


All annuity contracts issued by Integrity or its affiliates to one Annuitant during any calendar year are treated as a single contract in measuring the taxable income that results from surrenders and withdrawals under any one of the contracts.

DISTRIBUTION-AT-DEATH RULES


Under Section 72(s) of the Code, in order to be treated as an annuity, a contract must provide the following distribution rules: (a) if any Owner dies on or after the Retirement Date and before the entire interest in the contract has been distributed, then the remaining portion of such interest must be distributed at least as quickly as the method in effect on the date of the Owner's death; and (b) if any Owner dies before the Retirement Date, the entire interest in the contract must be distributed within five years after the date of the Owner's death. To the extent such interest is payable to a beneficiary, however, such interest may be annuitized over the life of that beneficiary or over a period not extending beyond the life expectancy of that beneficiary, so long as distributions commence within one year after the Owner's death. If the beneficiary is the spouse of the Owner, the contract (along with the deferred tax status) may be continued in the name of the spouse as the Owner.


DIVERSIFICATION STANDARDS


Each Portfolio of the Funds and each Division will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts. The investment managers for the Funds and the Divisions monitor the investments in order to comply with the regulations to assure that the contracts continue to be treated as annuities for federal income tax purposes.


The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (I.E., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

TAX-FAVORED RETIREMENT PROGRAMS

The contract is designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to the participants in such qualified plans and to the contracts used in connection with such qualified plans. These tax rules vary according to the type of plan and the terms and conditions of the plan itself. Owners, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loans must be repaid. (Owners should always consult their tax advisors and retirement plan fiduciaries prior to exercising their loan privileges.) Also, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. THEREFORE, NO ATTEMPT IS MADE TO PROVIDE MORE THAN GENERAL INFORMATION ABOUT THE USE OF CONTRACTS WITH THE VARIOUS TYPES OF QUALIFIED PLANS.

Integrity reserves the right to change its administrative rules, such as minimum contribution amounts, as needed to comply with the Code as to tax-favored retirement programs.

Following are brief descriptions of various types of qualified plans in connection with which Integrity may issue a contract.


TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES



Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as a Traditional IRA. An individual who receives compensation and who has not reached age 70-1/2 by the end of the tax year may establish a Traditional IRA and make contributions up to the deadline for filing his or her federal income tax return for that year (without extensions). Traditional IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence. An individual may also rollover amounts distributed from another Traditional IRA, Roth IRA or another tax-favored retirement program to a Traditional IRA contract. Your Traditional IRA contract will be issued with a rider outlining the special terms of your contract which apply to Traditional IRAs. The Owner will be deemed to have consented to any other amendment unless the Owner notifies us that he or she does not consent within 30 days from the date we mail the amendment to the Owner.



ROTH INDIVIDUAL RETIREMENT ANNUITIES



Section 408(A) of the Code permits eligible individuals to contribute to an individual retirement program known as a Roth IRA. An individual who receives compensation may establish a Roth IRA and make contributions up to the deadline for filing his or her federal income tax return for that year (without extensions). Roth IRAs are subject to limitations on the amount that may be contributed, the persons who are eligible to contribute, and on the time when a tax-favored distribution may commence. An individual may also rollover amounts distributed from another Roth IRA or Traditional IRA to a Roth IRA contract. Your Roth IRA contract will be issued with a rider outlining the special terms of your contract which apply to Roth IRAs. Any amendment made for the purpose of complying with provisions of the Code and related regulations may be made without consent of the Owner. The Owner will be deemed to have consented to any other amendment unless the Owner notifies us that he or she does not consent within 30 days from the date we mail the amendment to the Owner.




SIMPLE INDIVIDUAL RETIREMENT ANNUITIES



Currently, we do not issue Individual Retirement Annuities known as a "SIMPLE IRA" as defined in Section 408(b) of the Code.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of tax-sheltered annuities (TSA) by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. The contract is not intended to accept other than employee contributions. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the TSA is limited to certain maximums imposed by Code sections 403(b), 415 and 402(g). Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment. Your contract will be issued with a rider outlining the special terms which apply to a TSA.

SIMPLIFIED EMPLOYEE PENSIONS

Section 408(k) of the Code allows employers to establish simplified employee pension plans (SEP-IRAS) for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. Employers intending to use the contract in connection with such plans should seek competent advice. The SEP-IRA will be issued with a rider outlining the special terms of the contract.

CORPORATE AND SELF-EMPLOYED (H.R. 10 AND KEOGH) PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contract in order to provide benefits under the plans. Employers intending to use the contract in connection with such plans should seek competent advice. The Company reserves the right to request documentation to substantiate that a qualified plan exists and is being properly administered. Integrity does not administer such plans.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as Owner of the contract has the sole right to the proceeds of the contract. However, Section 457(g), as added by the Small Business and Jobs Protection Act (SBJPA) of 1996, provides that on and after August 20, 1996, a plan maintained by an eligible governmental employer must hold all assets and income of the plan in a trust, custodial account, or annuity contract for the exclusive benefit of participants and their beneficiaries. If the plan is in existence on August 20, 1996, the employer need not establish a trust, custodial account, or annuity contract until January 1, 1999. Loans to employees may be permitted under such plans; however, a Section 457 plan is not required to allow loans. Contributions to a contract in connection with an eligible government plan are subject to limitations. Those who intend to use the contracts in connection with such plans should seek competent advice. The Company reserves the right to request documentation to substantiate that a qualified plan exists and is being properly administered. Integrity does not administer such plans.


DISTRIBUTIONS UNDER TAX FAVORED RETIREMENT PROGRAMs



Distributions from tax-favored plans are subject to certain restrictions. Prior to the enactment of the 1996 SBJPA, distributions of minimum amounts specified by the Code must have commenced by April 1 of the calendar year following the calendar year in which the participant reaches age 70-1/2. The SBJPA provides participants in qualified plans, with the exception of five-percent owners and Traditional IRA holders, to begin receiving distributions by April 1 of the calendar year following the later of either (i) the calendar year in which the employee reaches age 70-1/2, or (ii) the calendar year in which the employee retires. Additional distribution rules apply after the participant's death. Failure to make mandatory distributions may result in the imposition of a 50% penalty tax on any difference between the required distribution amount and the amount distributed. Distributions to a participant from all plans (other than 457 plans) in a calendar year that exceed a specific limit under the Code are generally subject to a 15% penalty tax (in addition to any ordinary income tax) on the excess portion of the distributions. However, the SBJPA of 1996 has suspended the excise tax on excess distributions. The provision relating to the excise tax on excess distributions is effective with respect to distributions received in 1997, 1998 and 1999.

The Taxpayer Relief Act of 1997 creating Roth IRAs eliminates mandatory distribution at age 70-1/2 for Roth IRAs.



Distributions from a tax-favored plan (not including a Traditional IRA subject to Code Section 408 or a Roth IRA) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless (1) the distributee directs the transfer of such amounts in cash to another plan or Traditional IRA; or (2) the payment is a minimum distribution required under the Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to withholding unless the distributee elects not to have withholding apply.


We are not permitted to make distributions from a contract unless a request has been made. It is therefore your responsibility to comply with the minimum distribution rules. You should consult your tax adviser regarding these rules and their proper application.

The above description of the federal income tax consequences of the different types of tax-favored retirement plans which may be funded by the contract is only a brief summary and is not intended as tax advice. The rules governing the provisions of plans are extremely complex and often difficult to comprehend. Anything less than full compliance with all applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Owner considering adoption of a plan and purchase of a contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the contract as an investment vehicle for the plan.

FEDERAL AND STATE INCOME TAX WITHHOLDING


When required, Integrity will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a contract unless the distributee notifies Integrity at or before the time of the distribution of an election not to have any amounts withheld. In certain circumstances, Integrity may be required to withhold tax, as explained above. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date) is 10%. The withholding rate applicable to eligible rollover distributions is 20% unless such distribution is paid directly to an eligible retirement plan.



Certain states have indicated that pension and annuity withholding will apply to payments made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. For more information concerning a particular state, call our Administrative Office at the toll-free number.



IMPACT OF TAXES ON INTEGRITY



The contracts provide that Integrity may charge the Separate Accounts for taxes. Integrity can also set up reserves for taxes.


TRANSFERS AMONG INVESTMENT OPTIONS

There will not be any tax liability if you transfer any part of the Account Value among the Investment Options of your contract.


SECTION 8 - ADDITIONAL INFORMATION


SYSTEMATIC WITHDRAWALS

We offer a program for systematic withdrawals that allows you to pre-authorize periodic withdrawals from your contract prior to your Retirement Date. You may choose to have withdrawals made monthly, quarterly, semi-annually or annually and may specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is to be made. You may specify a dollar amount for each withdrawal or an annual percentage to be withdrawn. The minimum systematic withdrawal currently is $100. For residents of Pennsylvania, South Carolina and Washington State a $3,000 minimum account balance is required to remain in your Contract after any withdrawals. You may also specify an account for direct deposit of your systematic withdrawals. To enroll under our systematic withdrawal program, you must deliver the appropriate administrative form to our Administrative Office. Withdrawals may begin not less than one business day after our receipt of the form. You or we may terminate your participation in the program upon one day's prior written notice, and we may terminate or amend the systematic withdrawal program at any time. If on any withdrawal date you do not have sufficient values to make all of the withdrawals you have specified, no withdrawals will be made and your enrollment in the program will be ended.


Amounts withdrawn by you under the systematic withdrawal program may be within the free withdrawal amount in which case neither a contingent withdrawal charge nor a Market Value Adjustment will be made. See "Contingent Withdrawal Charge" in Part I, Section 4. AMOUNTS WITHDRAWN UNDER THE SYSTEMATIC WITHDRAWAL PROGRAM IN EXCESS OF THE FREE WITHDRAWAL AMOUNT WILL BE SUBJECT TO A CONTINGENT WITHDRAWAL CHARGE, AN ADMINISTRATIVE EXPENSE CHARGE AND A MARKET VALUE ADJUSTMENT IF APPLICABLE. WITHDRAWALS ALSO MAY BE SUBJECT TO THE 10% FEDERAL TAX PENALTY FOR EARLY WITHDRAWALS UNDER THE CONTRACTS AND TO INCOME TAXATION. See
Part I, Section 7, "Tax Aspects of the Contracts."



INCOME PLUS WITHDRAWAL PROGRAM



We offer the Income Plus Withdrawal Program that allows you to pre-authorize substantially equal periodic withdrawals, based on your life expectancy, from your contract prior to your reaching age 59-1/2. Income Plus Withdrawals are exempt from the 10% penalty tax, normally applicable to early distributions made prior to age 59-1/2, but remain subject to ordinary income tax. See "Taxation of Annuities Generally," in Section 7. Once distributions begin they should not be changed or stopped until the later of age 59-1/2 or five years from the date of the first distribution. If you change or stop the distribution or take an additional withdrawal, you may be liable for the 10% penalty tax that would have otherwise been due on all prior distributions made under the Income Plus Program and for any interest thereon.

The Income Plus Withdrawal Program may be elected at any time if you are below age 59-1/2. You can elect this option by submitting the proper election form to our Administrative Office. You may choose to have withdrawals made monthly, quarterly, semi-annually or annually and may specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is to be made. We will calculate the amount of the distribution under a method selected by you. The minimum Income Plus Withdrawal currently is $100. You must also specify an account for direct deposit of your Income Plus Withdrawals.



To enroll under our Income Plus Withdrawal Program, you must deliver the appropriate administrative form to our Administrative Office. Withdrawals may begin not less than one Business Day after our receipt of the form. You or we may terminate your participation in the program upon seven Business Days prior written notice, and we may terminate or amend the Income Plus Program at any time. If on any withdrawal date you do not have sufficient values to make all of the withdrawals you have specified, no withdrawals will be made and your enrollment in the program will be ended. This program is not available in concert with the Systematic Withdrawal Program, Dollar Cost Averaging, Systematic Transfer Option or Asset Allocation and Rebalancing Program.



Amounts withdrawn by you under the Income Plus Withdrawal Program may be within the free withdrawal amount in which case neither a contingent withdrawal charge nor a Market Value Adjustment will be made. See "Contingent Withdrawal Charge" in Part 4. AMOUNTS WITHDRAWN UNDER THE INCOME PLUS WITHDRAWAL PROGRAM IN EXCESS OF THE FREE WITHDRAWAL AMOUNT WILL BE SUBJECT TO A CONTINGENT WITHDRAWAL CHARGE AND A MARKET VALUE ADJUSTMENT IF APPLICABLE.


DOLLAR COST AVERAGING

We offer a dollar cost averaging program under which allocations to the Janus Money Market Option are automatically transferred on a monthly, quarterly, semi-annual or annual basis to one or more other Variable Account Options. The Select Ten Plus Divisions are not eligible for the dollar cost averaging program. You must specify a dollar amount to be transferred into each Variable Account Option, and the current minimum transfer to each Option is $250. No transfer charge will apply to transfers under our dollar cost averaging program, and such transfers will not count towards the twelve transfers you may make in a contract year before we may impose a transfer charge.

To enroll under our dollar cost averaging program, you must deliver the appropriate administrative form to our Administrative Office. You or we may terminate your participation in the program upon one day's prior written notice, and we may terminate or amend the dollar cost averaging program at any time. If you do not have sufficient funds in the Janus Money Market Option to transfer to each Variable Account Option specified, no transfer will be made and your enrollment in the program will be ended.

SYSTEMATIC TRANSFER PROGRAM

We also offer a systematic transfer program under which contributions to the STO are automatically transferred on a monthly or quarterly basis, as selected by you, to one or more other Investment Options. See Part I, Section 3, "Systematic Transfer Option." Your STO contributions will be transferred in equal installments of not less than $1,000 over a one year period. If you do not have sufficient funds in the STO to transfer to each Option specified, a final transfer will be made on a pro rata basis and your enrollment in the program will be ended. All interest accrued and any funds remaining in the STO at the end of the period during which transfers are scheduled to be made will be transferred at the end of such period on a pro rata basis to the Options previously elected by you for this program. No transfer charge will apply to transfers under our systematic transfer program, and such transfers will not count towards the twelve transfers you may make in a contract year before we may impose a transfer charge.

New contributions to a Select Ten Plus Division will be held in the STO until the next available Investment Date. You may also instruct us to transfer approximately equal quarterly installments of at least $1,000 each over a one-year period from the STO to each of the four Divisions. We reserve the right to hold new contributions received less than five Business Days before any Investment Date in the STO until the next following Investment Date. See Part II for important information on the Divisions.

To enroll under our systematic transfer program, you must deliver the appropriate administrative form to our Administrative Office. We reserve the right to terminate the systematic transfer program in whole or in part, or to place restrictions on contributions to the program. This program may not be currently available in some states.

CUSTOMIZED ASSET REBALANCING

We offer a customized asset rebalancing program whereby you can select the frequency for rebalancing. Frequencies available include rebalancing monthly, quarterly, semi-annually or annually. The value in the Variable Account Options will be automatically rebalanced by transfers among such Variable Account Options, and you will receive a confirmation notice after each rebalancing. Transfers will occur only to and from those Variable Account Options where you have current contribution allocations. No transfer charge will apply to transfers under our customized asset rebalancing program, and such transfers will not count towards the twelve transfers you may make in a contract year before we may impose a transfer charge.

Fixed Accounts and the Select Ten Plus Divisions are not eligible for the customized asset rebalancing program.

To enroll under our customized asset rebalancing program, you must deliver the appropriate administrative form to our Administrative Office. You should be aware that other allocation programs, such as dollar cost averaging, as well as transfers and withdrawals that you make, may not work in concert with the customized asset rebalancing program. You should, therefore, monitor your use of such other programs, transfers, and withdrawals while the customized asset rebalancing program is in effect. You or we may terminate your participation in the program upon one day's prior written notice, and we may terminate or amend the customized asset rebalancing program at any time.

ASSET ALLOCATION AND REBALANCING PROGRAM

We also offer an Asset Allocation and Rebalancing Program developed in consultation with Callan Associates (MODEL(s)). Callan Associates is an independent research and consulting firm, specializing in the strategic asset allocation decision.

You may select one of five proposed Models: Conservative, Moderately Conservative, Moderate, Moderately Aggressive, or Aggressive. Your current contribution allocations will be initially allocated among the Options currently established for each Model. You and your financial representative also have the option to design a program that is tailored to your specific retirement needs.


When selecting this program, contributions will be allocated and your variable portfolios will be rebalanced at least annually as recommended by the Asset Allocation & Rebalancing Program. The program applies to all contributions made to your annuity contract. You will receive a confirmation notice after each rebalancing. No transfer charge will apply to transfers under the Asset Allocation and Rebalancing Program, nor will such transfers count toward the twelve transfers you may make in a contract year before we may impose a transfer charge. See "Transfer Charges" in Part I, Section 4.


In each investor profile, a portion of all contributions is allocated to a five-year Guaranteed Rate Option (GRO). The amount allocated to the GRO will not be reallocated or rebalanced while participating in a specific investor profile. You may cancel or change the investment profile you have selected at any time. However, the GRO funds may be subject to a market value adjustment
(MVA) that may increase or decrease your account value.

To enroll under the Asset Allocation and Rebalancing Program, complete the Dollar Cost Averaging/Asset Allocation and Rebalancing form (Catalog #1814) found in the back of this prospectus. You should be aware that other allocation programs, such as dollar cost averaging, as well as additions, transfers and withdrawals that you make, may not work in concert with the Customized Asset Rebalancing program. If, after selecting one of the five Models, you initiate a transaction that results in a reallocation outside one of the Models, your participation in the Model program is automatically terminated. You should, therefore, monitor your use of such other programs, transfers, and withdrawals while the Customized Asset Rebalancing program is in effect. This program is not available in concert with the Customized Asset Rebalancing program. The Select Ten Plus Divisions are not eligible for the Asset Allocation and Rebalancing Program. We reserve the right to terminate or amend this program in whole or in part, or to place restrictions on contributions to the program.
This program may not be available in all states.

You may terminate participation in this program upon one day's prior written notice.

SYSTEMATIC CONTRIBUTIONS

We offer a program for systematic contributions that allows you to pre-authorize monthly, quarterly, or semi-annual withdrawals from your checking account for payment to us. To enroll under our program, you must deliver the appropriate administrative form to our Administrative Office. You or we may terminate your participation in the program upon 30 days' prior written notice. Your participation may be terminated by us if your bank declines to make any payment. The minimum amount for systematic contributions is $1,000 per month. The Select Ten Plus Divisions are not eligible for Systematic Contributions.

PERFORMANCE INFORMATION

Performance data for the Variable Account Options, including the yield and effective yield of the Janus Money Market Option, the yield of the other Options, and the total return of all of the Options may appear in advertisements or sales literature. Performance data for any Option reflects only the performance of a hypothetical investment in the Option during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies of the Portfolio in which the Option invests and the market conditions during the given time period, and it should not be considered as a representation of performance to be achieved in the future.

TOTAL RETURNS are based on the overall dollar or percentage change in value of a hypothetical investment in an Option. Total return quotations reflect changes in Fund share price, the automatic reinvestment by the Option of all distributions and the deduction of applicable contract charges and expenses, including any contingent withdrawal charge that would apply if an Owner surrendered the contract at the end of the period indicated. Total returns also may be shown that do not take into account the contingent withdrawal charge or the annual administrative charge applicable where the Account Value is less than $50,000 at the end of a contract year.

A CUMULATIVE TOTAL RETURN reflects an Option's performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the Option's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in an Option's returns, you should recognize that they are not the same as actual year-by-year results.

Some Options may also advertise YIELD. These measures reflect the income generated by an investment in the Option over a specified period of time. This income is annualized and shown as a percentage. Yields do not take into account capital gains or losses or the contingent withdrawal charge.



The Janus Aspen Money Market Option may advertise its CURRENT and EFFECTIVE YIELD. Current yield reflects the income generated by an investment in the Option over a specified 7-day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested. The JPM Bond Option may advertise a 30-day yield which reflects the income generated by an investment in such Option over a specified 30-day period.


For a detailed description of the methods used to determine yield and total return for the Variable Account Options, see the SAI.

                                     PART II

SECTION 1 -- THE SELECT TEN PLUS DIVISIONS OF SEPARATE ACCOUNT TEN

THE DIVISIONS

Separate Account Ten is currently divided into four Divisions: March, June, September and December. Each Division is a non-diversified investment company which invests directly in securities. There can be no assurance that any Division will meet its investment objective. Separate Account Ten may also offer other securities which are not available through the purchase of the contracts offered by this prospectus. Integrity Capital Advisors serves as the investment adviser to Separate Account Ten and National Asset Management Corporation serves as the sub-adviser to the Divisions.

INVESTMENT STRATEGY

The Divisions seek total return by acquiring the ten highest yielding stocks in the Dow Jones Industrial Average (DJIA) in equal weights and holding them for approximately twelve months, with each new Division commencing on the last Business Day of each calendar quarter. At the end of each Division's twelve-month period, the Division's portfolio is restructured to again hold the ten highest yielding stocks in the DJIA in equal weights for the next twelve months. Separate Account Ten may have different investment portfolios, i.e., the four Divisions, operating simultaneously for their respective twelve-month periods.

New contributions and transfers to each of the four Divisions will be invested on only one day of each year (the "Investment Date"), as follows:

           Division                             Investment Date
           --------                             ---------------
     Select Ten Plus Division - March        last Business Day of March

     Select Ten Plus Division - June         last Business Day of June

     Select Ten Plus Division - September    last Business Day of September

     Select Ten Plus Division - December     last Business Day of December

The term "equal weights" means that if you invested $100 in a Division, the Division would buy $10 of each of the ten highest yielding stocks. The term "highest yielding stocks" means the yield for each stock calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that stock and dividing the result by the market value of that stock as of the close of the NYSE on the Business Day prior to the Investment Date. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the stocks in the Divisions.

The weights of the individual stock positions will not be rebalanced during the year, nor will additional contributions or transfers be accepted during any Division's twelve-month holding period. Rather, additional contributions or transfers will be invested on the next available Investment Date.

New contributions to a Division will be held in the STO until the day preceding the next available Investment Date. You may also instruct us to transfer on each of the next four Investment Dates equal quarterly installments of at least $1,000 each from the STO to each of the four Divisions. We reserve the right to hold new contributions received less than five Business Days before any Investment Date in the STO until the next following Investment Date. See also
Part I, Section 3, "Systematic Transfer Option," and Part I, Section 8, "Systematic Transfer Program."

Transfers to a Division from any other Investment Option in which you are invested will be effected as of the day preceding the next available Investment Date. We reserve the right not to accept transfer instructions received less than two Business Days before any Investment Date. See also Part I, Section 5, "Transfers."

Dividends from stocks in each Division's portfolio will be reinvested on the day the dividend is received in additional shares of the stock that paid the dividend.

Upon the receipt of a withdrawal request, approximately equal dollar amounts of shares of each of the ten stocks will be sold, such that the total dollar amount sold equals the amount of the withdrawal.

This investment strategy is based on three time-tested investment principles:
(1) time in the market is more important than timing the market; (2) the stocks to buy are the ones everyone else is selling; and (3) dividends can be an important part of total return. Investment in a number of companies with high dividends relative to their stock prices is designed to increase a Division's potential for higher returns. Investing in these stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group. Each Division's return will consist of a combination of capital appreciation and current dividend income. There can be no assurance that the dividend rates on the selected stocks will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well.

To the extent any of the ten highest yielding stocks qualifying for a Division are reasonably believed to receive 15% or more of their revenues from securities-related activities, the Division will allocate a maximum of 5% of its assets to each of those stocks, and will allocate the remainder of its assets among the remaining stocks not so limited. Separate Account Ten has applied to the SEC for exemptive relief from this limitation, but there is no assurance as to when or if it will be granted.

The Divisions follow a buy and hold investment strategy in contrast to the frequent portfolio changes of a fund based on economic, financial and market analyses. In this regard, adverse developments concerning a stock including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the stock detrimental to the interest of investors, will generally not cause the Divisions to dispose of a stock or cease buying it.

The DJIA consists of 30 common stocks chosen by the editors of THE WALL STREET JOURNAL as representative of the New York Stock Exchange and of American industry. The companies are highly capitalized in their industries and their stocks are widely followed and held by individual and institutional investors. Companies with an asterisk are the ten highest yielding stocks in the DJIA as of the market close on December 31, 1997. These ten stocks are commonly known as the "Dogs of the Dow:"

     Allied Signal                        Procter & Gamble
     J.P. Morgan*                         American Express
     Minnesota Mining & Manufacturing*    International Paper*
     DuPont*                              Philip Morris*
     Eastman Kodak*                       United Technologies
     Goodyear                             Sears Roebuck
     Johnson & Johnson                    Exxon*
     IBM                                  Hewlett-Packard
     General Electric                     Coca-Cola
     General Motors*                      Union Carbide
     McDonald's                           Walt Disney
     Chevron*                             AT&T*
     Caterpillar                          Travelers
     Boeing                               Walmart
     Merck                                Aluminum Co. of America

The designations "Dow Jones-Registered Trademark-," "Dow Jones Industrial Average-Registered Trademark-" and "DJIA-Registered Trademark-" are the property of Dow Jones & Company, Inc. (DOW JONES). Dow Jones is not affiliated with Integrity, has not participated in any way in the creation of the Divisions or in the selection of stocks included in the Divisions and has not reviewed or approved any information included in this prospectus. The Divisions are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones has no relationship whatsoever to the Divisions. The Dow Jones Industrial Average-Registered Trademark- is determined, composed and calculated by Dow Jones without regard to the Divisions. Dow Jones is not responsible for and does not participate in the determination of the timing of, prices at, or quantities of the Divisions' shares to be issued or in the determination or calculation of the equation by which the Divisions' shares are to be redeemed. Dow Jones has no obligation or liability whatsoever in connection with the administration or marketing of the Divisions.

INVESTMENT OBJECTIVE AND POLICIES

The Divisions seek total return by acquiring the ten highest dividend yielding common stocks in the DJIA. "Highest yielding stocks" means the yield for each stock calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that stock and dividing the result by the market value of that stock as of the close of the NYSE on the Business Day prior to the Investment Date. This yield is historical and there is no assurance that any dividends will be declared or paid in the future on the stocks in the Divisions. No leverage or borrowing is used (except that each Division may borrow up to 5% of its total assets for temporary or emergency purposes) nor does any Division's portfolio contain other kinds of securities to enhance yield.

The selection process is a straightforward, objective, mathematical application that ignores any subjective factors concerning an issuer in the DJIA, an industry or the economy generally. The application of the selection process may cause a Division to own a stock that the sub-adviser does not recommend for purchase and, in fact, the sub-adviser may have sell recommendations on a number of the stocks at the time the stocks are selected for inclusion in a Division's portfolio. Various theories attempt to explain why a common stock is among the ten highest yielding stocks in the DJIA at any given time: (1) the issuer may be in financial difficulty or out of favor in the market because of weak earnings or performance or forecasts or negative publicity; (2) uncertainties relating to pending or threatened litigation or pending or proposed legislation or government regulation; (3) the stock may be a cyclical stock reacting to national and international economic developments; or (4) the market may be anticipating a reduction in or the elimination of the issuer's dividend. Some of the foregoing factors may be relevant to only a segment of an issuer's overall business yet the publicity may be strong enough to outweigh otherwise solid business performance. In addition, companies in certain industries have historically paid relatively high dividends.

                             PERFORMANCE INFORMATION

At December 31, 1997 and as of the date of this Prospectus, the Select Ten Plus Divisions had not commenced operations. However, the performance of the investment strategies for the Divisions relative to other investment strategies can be demonstrated using historical data.

The returns shown in the following tables reflect the historical performance of a hypothetical investment in the Ten Highest Yielding Stocks in the DJIA and the performance of the DJIA. They are not guarantees of future performance and should not be used as predictors of returns to be expected in connection with any Division. Stock prices (which will fluctuate in value) and dividends (which may be increased, reduced or eliminated) can affect the returns. The strategy has underperformed the DJIA certain years. Accordingly, there can be no assurance that any Division will outperform the DJIA over the life of the Division.

An investor in a Division would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns are based for the following reasons: the total return figures shown do not reflect insurance charges, brokerage commissions, Division expenses or taxes, and the Divisions are established at different times of the year. If the above-mentioned charges were reflected in the hypothetical returns, the returns would be lower than those presented here. See Part I, Section 4, "Deductions and Charges".

                          COMPARISON OF TOTAL RETURN(2)

                              TEN HIGHEST DIVIDEND
                          YEAR YIELDING STOCKS (1) DJIA
             1973                     3.9%                    (13.1)%
             1974                    (1.3)%                   (23.1)%
             1975                     55.9%                    44.4%
             1976                     34.8%                    22.7%
             1977                     0.9%                    (12.7)%
             1978                    (0.1)%                    2.7%
             1979                     12.4%                    10.5%
             1980                     27.2%                    21.5%
             1981                     5.0%                    (3.4)%
             1982                     23.6%                    25.8%
             1983                     38.7%                    25.7%
             1984                     7.6%                     1.1%
             1985                     29.5%                    32.8%
             1986                     32.1%                    26.9%
             1987                     6.19%                    6.0%
             1988                     22.9%                    16.0%
             1989                     26.5%                    31.7%
             1990                    (7.6)%                   (0.4)%
             1991                     39.3%                    23.9%
             1992                     7.9%                     7.4%
             1993                     27.3%                    16.8%
             1994                     4.1%                     4.9%
             1995                     36.7%                    36.4%
             1996                     27.9%                    28.9%
             1997                     21.9%                    24.9%
          Cumulative                 6,558%                   2,042%

----------------------------------

(1) The Ten Highest Dividend Yielding Stocks in the DJIA for any given year were selected by ranking the dividend yields for each of the stocks in the index, as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the NYSE in that year.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Over the twenty-five years listed above, the Ten Highest Dividend Yielding Stocks in the DJIA achieved an average annual total return of 18.3%. In addition, over this period, the strategy achieved a greater average annual total return than that of the DJIA, which was 13.0%. Although each Division seeks to achieve a better performance than the DJIA as a whole, there can be no assurance that a Division will achieve a better performance. Performance may also be compared to the performance on the same basis as the S&P 500 Composite Price Stock Index or performance data from publications such as Morningstar Publications, Inc. Source: BEATING THE DOW, by Michael O'Higgins with John Downes, published by Harper Perennial, 1992. Used with permission of the authors.

                         HOW THE STRATEGY HAS PERFORMED
                    [Graphic mountain chart to be presented]

                              Ten Highest Dividend
             Year             Yielding DJIA Stocks           DJIA Index
             ----             --------------------           ----------
             1973                  $ 10,390                  $ 8,690
             1974                    10,255                    6,683
             1975                    15,987                    9,650
             1976                    21,551                   11,840
             1977                    21,745                   10,336
             1978                    21,723                   10,616
             1979                    24,417                   11,730
             1980                    31,058                   14,252
             1981                    32,611                   13,768
             1982                    40,308                   17,320
             1983                    55,907                   21,771
             1984                    60,155                   22,010
             1985                    77,901                   29,230
             1986                    102,908                  37,092
             1987                    109,185                  39,318
             1988                    134,188                  45,609
             1989                    169,748                  60,067
             1990                    156,848                  59,827
             1991                    218,489                  74,125
             1992                    235,749                  79,610
             1993                    300,109                  92,985
             1994                    312,413                  97,541
             1995                    427,069                  133,046
             1996                    546,221                  171,496
             1997                    665,843                  214,199

The chart above represents a hypothetical investment of $10,000 in the DJIA and the Ten Highest Dividend Yielding DJIA Stocks (but not the Divisions) from January 1, 1973 through December 31, 1997 and should not be considered indicative of future results. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales or insurance charges, commissions, expenses or taxes. The value of the ten highest dividend-yielding DJIA stocks would have been $414,656 if the following fees and expenses had been charged: annual insurance charges of 1.20%, management fees of .50%, insurance company administrative fees of .15% and other expenses of .35%. There can be no assurance that any of the Divisions will outperform the DJIA.

The calculations of total return assume the reinvestment of all dividends and capital gains distributions at the end of the year. Investors should not rely on the preceding financial information as an indication of the past or future performance of the Divisions.

STANDARDIZED PERFORMANCE DATA

From time to time, Integrity may advertise historical total returns for the Divisions. These figures will be calculated according to standardized methods prescribed by the SEC. They will be based on historical earnings and are not intended to indicate future performance.

The total return calculations for a Division do not reflect the effect of any premium taxes that may be applicable to a particular Policy. To the extent that any or all of a premium tax is applicable to a particular Policy, the total return of that Policy will be reduced. For additional information regarding total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information, a copy of which may be obtained from our Administrative Office upon request.

NON-STANDARDIZED PERFORMANCE DATA

Integrity may from time to time also advertise or disclose average annual total return or other performance data in non-standard formats for a Division. The non-standard data may assume that the Policy remains in force and therefore not reflect the Surrender Charge. The non-standard performance data may make other assumptions such as the amount invested in a Division, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments and may also make other assumptions.

All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information, a copy of which may be obtained from our Administrative Office upon request.

RISK FACTORS

An investment in a Division entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the stocks becomes impaired or if the general condition of the stock market worsens and the risk that holders of common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Neither the investment adviser nor the sub-adviser can predict the direction or scope of any of these factors.

Each Division is non-diversified and will invest a larger portion of its assets in the securities of fewer issuers than diversified investment companies. As a result, an investment in a Division may be subject to greater fluctuations in value than an investment in a diversified investment company. In addition, a Division may be concentrated in one or more of types of issuers. Concentration may involve additional risk because of the decreased diversification of economic, financial and market risks. Moreover, changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Division's portfolio. Set forth below is a brief description of certain risks associated with stocks which may be held by the Divisions. Additional information is contained in the Statement of Additional Information.

Certain of the issuers of the stocks refine, market and transport oil and related petroleum products. The principal risks faced by these companies include the price and availability of oil, the level of demand for oil and petroleum products, refinery capacity and operating margins, the cost of financing required for exploration and expansion and increasing expenses necessary to comply with environmental and other energy related laws and regulations. Oil prices generally depend upon the available supply of crude oil and the willingness and ability of companies to adjust production levels. Declining U.S. crude oil production is likely to lead to increased dependence on foreign sources of oil and to uncertain supply for refiners and the risk of unpredictable supply disruptions. In addition, future scientific advances with new energy sources could have an adverse impact on the petroleum and natural gas industries.

INVESTMENT RESTRICTIONS

The Divisions are subject to investment restrictions that are described in the Statement of Additional Information. Those investment restrictions, the investment objective, and any investment policies identified as "fundamental" cannot be changed without a majority vote of the Owners. All other investment policies and practices described in this prospectus and in the Statement of Additional Information are not fundamental, and may be changed by the Board of Managers without Owner approval.

SECTION 2 -- MANAGEMENT OF SEPARATE ACCOUNT TEN

BOARD OF MANAGERS OF SEPARATE ACCOUNT TEN

The business and affairs of Separate Account Ten are managed under the direction of a Board of Managers, which currently consists of five (5) members. The Board of Managers has responsibility for the investment management related operations of Separate Account Ten and matters arising under the 1940 Act. The Board of Managers does not have responsibility for the payment of obligations under the contracts and administration of the contracts. These matters are Integrity's responsibility.

THE INVESTMENT ADVISER

Integrity Capital Advisors serves as the investment adviser to Separate Account Ten pursuant to an investment advisory agreement. As discussed in Part I, Integrity Capital Advisors is a wholly owned subsidiary of ARM and is registered as an investment adviser under the Investment Advisers Act of 1940. Its offices are located at 515 West Market Street, Louisville, Kentucky 40202.

Integrity Capital Advisors has overall responsibility, subject to the supervision of the Board of Managers, for administering all operations of the Divisions and for monitoring and evaluating the management of the assets of the Divisions by the sub-adviser. Integrity Capital Advisors is also responsible for monitoring and evaluating the sub-adviser on a periodic basis and will consider its performance record with respect to the investment objective and policies of the Divisions.

As investment adviser, Integrity Capital Advisors provides the overall business management and administrative services necessary for each Division's operation. Integrity Capital Advisors furnishes or procures on behalf of the Divisions the services and information necessary to the proper conduct of the Divisions' business. Integrity Capital Advisors also acts as liaison among the various service providers to the Divisions, including the custodian, portfolio accounting personnel, sub-adviser, counsel and auditors. Integrity Capital Advisors is also responsible for ensuring that the Divisions operate in compliance with applicable legal requirements and for monitoring the sub-adviser for compliance with requirements under applicable law and with the investment policies and restrictions of the Divisions.

Integrity Capital Advisors is authorized to exercise full investment discretion and make all determinations with respect to the investment of each Division's assets and the purchase and sale of securities for the Divisions in the event that at any time a sub-adviser is not engaged to manage the assets of the Divisions. In such event, Integrity Capital Advisors will be entitled to, in addition to its usual compensation for services as investment adviser, a fee that would otherwise be paid to the sub-adviser.

THE SUB-ADVISER

National Asset serves as the sub-adviser to the Divisions and in that capacity provides investment advisory services for the Divisions including security selection. Pursuant to the sub-advisory agreement, and subject to each Division's investment objective and policies, National Asset makes all determinations with respect to the investment of each Division's assets and the purchase and sale of securities and other investments.

National Asset is a Kentucky corporation with executive offices at National City Tower, Louisville, Kentucky 40202. Since its inception in 1979, National Asset has provided customized investment management services to corporations, governmental entities, foundations, endowments, and similar entities. As of December 31, 1997, National Asset managed approximately $8.5 billion in assets.

PRIOR CONTRACTS


DEATH BENEFIT INFORMATION FOR CONTRACTS ISSUED PRIOR TO JANUARY 1, 1997

Notwithstanding anything in the prospectus to the contrary, for contracts issued prior to January 1, 1995, the amount of the death benefit is the greatest of:

     -    your Adjusted Account Value
     - the Account Value at the beginning of the seventh contract year, plus subsequent contributions and minus subsequent withdrawals
     -    your total contributions less the sum of withdrawals
     - for Annuitants less than 70 years old on the birthday nearest the date on which their contract was issued, an enhanced minimum death benefit.

Notwithstanding anything in the prospectus to the contrary, for contracts issued during 1995, the amount of the death benefit is the greatest of:

     -    your Adjusted Account Value
     - the highest Account Value at the beginning of any contract year, plus subsequent contributions and minus subsequent withdrawals
     -    your total contributions less the sum of withdrawals

Notwithstanding anything in the prospectus to the contrary, for contracts issued during 1996, the amount of the death benefit is the greatest of:

     -    your Account Value
     - the highest Account Value at the beginning of any contract year, plus subsequent contributions and minus subsequent withdrawals
     -    your total contributions less the sum of withdrawals

"Subsequent withdrawals" for purposes of calculation of a death benefit reflect any market value adjustments applicable to such withdrawals and reduce the death benefit on a pro rata basis.

The enhanced minimum death benefit is equal to the guaranteed death benefit, except that the guaranteed death benefit may not exceed the maximum guaranteed death benefit. The guaranteed death benefit on your Participation Date is your initial contribution. On a monthly basis thereafter we recalculate that portion of your guaranteed death benefit allocated to the Separate Account by adding interest at an annual rate of 7% until the contract anniversary on which your nearest birthday is your 70th, subject to the maximum, and subtracting the sum of any withdrawals or transfers from the Separate Account during the month and a pro rata amount of the interest accumulated relative to such withdrawn or transferred amount. Therefore, your guaranteed death benefit at any time, subject to the maximum, is equal to the sum of (1) your Guarantee Period Values, and (2) your Separate Account contributions and the amount of interest calculated on your Separate Account values for purposes of determining the guaranteed death benefit less any withdrawals or transfers and less the interest calculated on a pro rata basis on such withdrawn or transferred amount. Your maximum guaranteed death benefit is determined by totaling your contributions during your first five participation years, subtracting all withdrawals inclusive of any market value adjustments made under the contract, multiplying the result by two, and then adding to that amount your total contributions made after the first five participation years.

REDUCTION IN CHARGES

If your contract was issued on or after January 1, 1995, but before January 1, 1997, the effective annual rate of mortality, expense and administrative charges will reduce to 1.10% after your contract has been in effect for six years.

CONTINGENT WITHDRAWAL CHARGE

For contracts issued prior to February 15, 1997 (2/27/97 in Washington, 5/30/97 in Pennsylvania, 7/7/97 in Maryland, 10/16/97 in Oregon) then the following rules apply:

Contributions withdrawn will be subject to a withdrawal charge of up to 7%. As shown below, this percentage charge varies, depending upon the "age" of the contributions included in the withdrawal, that is, the contribution year in which each contribution was made. The maximum percentage of 7% would apply if the entire amount of the withdrawal consisted of contributions made during your current contract year. No withdrawal charge applies when you withdraw contributions made earlier than your fifth prior contribution year. For purposes of calculating the withdrawal charge, (1) the oldest contributions will be treated as the first withdrawn and more recent contributions next, and (2) partial withdrawals up to the free withdrawal amount will not be considered a withdrawal of any contributions. For partial withdrawals, the total amount deducted from your Account Value will include the withdrawal amount requested, any applicable Market Value Adjustment and any applicable withdrawal charge, so that the net amount you receive will be the amount requested.

During any contract year, no charge will be applied to your partial withdrawals that do not exceed the free withdrawal amount. On any Business Day, the free withdrawal amount is the greater of (i) 10% of your Account Value and (ii) any investment gain during the prior contract year, less withdrawals during the current contract year. Investment gain is calculated as the increase in the Account Value during the prior contract year, minus contributions during such year, plus withdrawals made during such year. If any partial withdrawal exceeds the free withdrawal amount, we will deduct the applicable contingent withdrawal charge with respect to such excess amount. The contingent withdrawal charge is a sales charge to defray our costs of selling and promoting the contracts. We do not expect that revenues from contingent withdrawal charges will cover all of such costs. Any shortfall will be made up from our General Account assets, including any profits from other charges under the contracts.

          Contribution Year in Which                   Charge as a % of the
          Withdrawn Contribution Was Made              Contribution Withdrawn
          -------------------------------              ----------------------
             Current . . . . . . . . . . . . . . . . .            7%
             First Prior . . . . . . . . . . . . . . .            6
             Second Prior. . . . . . . . . . . . . . .            5
             Third Prior . . . . . . . . . . . . . . .            4
             Fourth Prior. . . . . . . . . . . . . . .            3
             Fifth Prior . . . . . . . . . . . . . . .            2
             Sixth Prior and Earlier . . . . . . . . .            0

No contingent withdrawal charge will be applied to any amount withdrawn if the Annuitant uses the withdrawal either to purchase from Integrity an immediate annuity benefit with life contingencies or an immediate annuity without life contingencies that provides for level payments over five or more years, with a restricted prepayment option. Similarly, no charge will be applied if the Annuitant dies and the withdrawal is made by the Annuitant's beneficiary. See "Death Benefits and Similar Benefit Distributions" in Part 5.

Unless specifically instructed otherwise, Integrity will make withdrawals (including any applicable charges) from the Investment Options in the same ratio the Annuitant's Account Value in each Investment Option bears to the Annuitant's total Account Value. The minimum withdrawal permitted is $300.

RETIREMENT DATE

For Contract issued prior to January 1, 1997, the Retirement Date will be the date you specify, but no later than your 85th birthday or the 10th Contract Anniversary, whichever is later.

CONTRACTS ISSUED TO OREGON RESIDENTS

If you are a resident of Oregon and your Contract was issued before 10/16/97 (Contract Form No. 11960CNQ-I-OR), additional contributions into Investment Options are accepted, including the 10-Year GRO Account, and the prospectus provisions relating to these items hereby apply.

APPENDIX A

                  ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

                  Contribution: $50,000.00

                  GRO Account duration: 7 Years

                  Guaranteed Interest Rate:     5% Annual Effective Rate

The following examples illustrate how the Market Value Adjustment and the contingent withdrawal charge may affect the values of a contract upon a withdrawal. The 5% assumed Guaranteed Interest Rate is the same rate used in the Example under "Table of Annual Fees and Expenses" in this Prospectus. In these examples, the withdrawal occurs three years after the initial contribution. The Market Value Adjustment operates in a similar manner for transfers. No contingent withdrawal charge applies to transfers.

The GRO Value for this $50,000 contribution is $70,355.02 at the expiration of the GRO Account. After three years, the GRO Value is $57,881.25. It is also assumed, for the purposes of these examples, that no prior partial withdrawals or transfers have occurred.

The Market Value Adjustment will be based on the rate we are then crediting (at the time of the withdrawal) on new contributions to GRO Accounts of the same duration as the time remaining in your GRO Account, rounded to the next higher number of complete months. If we do not declare a rate for the exact time remaining, we will interpolate between the Guaranteed Interest Rates for GRO Accounts of durations closest to (next higher and next lower) the remaining period described above. Three years after the initial contribution, there would have been four years remaining in your GRO Account. These examples also show the withdrawal charge which would be calculated separately.

EXAMPLE OF A DOWNWARD MARKET VALUE ADJUSTMENT:

A downward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased three years after the initial contribution and we are then crediting 6.25% for a four-year GRO Account. Upon a full withdrawal, the Market Value Adjustment, applying the above formula would be:

                             48/12                       48/12
     -0.0551589 = [(1 + .05)       / (1 + .0625 + .0025)       ] - 1

The Market Value Adjustment is a reduction of $3,192.67 from the GRO Value:

     -$3,192.67 = -0.0551589 X $57,881.25

The Market Adjusted Value would be:

     $54,688.58 = $57,881.25 - $3,192.67

A withdrawal charge of 5% would be assessed against the $50,000 original contribution:

     $2,500.00 = $50,000.00 X .05

Thus, the amount payable on a full withdrawal would be:

     $52,188.58 = $57,881.25 - $3,192.67 - $2,500.00

If instead of a full withdrawal, $20,000 was requested, we would first determine the free withdrawal amount:

     $5,788.13 = $57,881.25 X .10

     Free Amount = $5,788.13

The non-free amount would be:

     $14,211.87 = $20,000.00 - $5,788.13

The Market Value Adjustment, which is only applicable to the non-free amount, would be

     - $783.91 = -0.0551589 X $14,211.87

The withdrawal charge would be:

     $789.25 = [($14,211.87+ $783.91)/(1 - .05)] - ($14,211.87+ 783.91)

Thus, the total amount needed to provide $20,000 after the Market Value Adjustment and withdrawal charge would be:

     $21,573.16 = $20,000.00 + $783.91 + $789.25

The ending Account Value would be:

     $36,308.09 = $57,881.25 - $21,573.16

EXAMPLE OF AN UPWARD MARKET VALUE ADJUSTMENT:

An upward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased three years after the initial contribution and we are then crediting 4% for a four-year GRO Account. Upon a full withdrawal, the Market Value Adjustment, applying the formula set forth in the prospectus, would be:

                           48/12                     48/12
     .0290890 = [(1 + .05)       / (1 + .04 + .0025)       ] - 1

The Market Value Adjustment is an increase of $1,683.71 to the GRO Value:

     $1,683.71 = .0290890 X $57,881.25

The Market Adjusted Value would be:

     $59,564.96 = $57,881.25 + $1,683.71

A withdrawal charge of 5% would be assessed against the $50,000 original contribution:

     $2,500.00 = $50,000.00 X .05

Thus, the amount payable on a full withdrawal would be:

     $57,064.96 = $57,881.25 + $1,683.71 - $2,500.00

If instead of a full withdrawal, $20,000 was requested, the free withdrawal amount and non-free amount would first be determined as above:

           Free Amount =    $ 5,788.13

           Non-Free Amount =    $14,211.87

The Market Value Adjustment would be:

          $413.41 = .0290890 X $14,211.87

The withdrawal charge would be:

          $726.23 = [($14,211.87 - $413.41)/(1 - .05)] - ($14,211.87 - $413.41)

Thus, the total amount needed to provide $20,000 after the Market Value Adjustment and withdrawal charge would be:

          $20,312.82 = $20,000.00 - $413.41 + $726.23

The ending Account Value would be:

          $37,568.43 = $57,881.25 - $20,312.82

Actual Market Value Adjustments may have a greater or lesser impact than shown in the examples, depending on the actual change in interest crediting rate and the timing of the withdrawal or transfer in relation to the time remaining in the GRO Account. Also, the Market Value Adjustment can never decrease the Account Value below premium plus 3% interest, before any applicable charges. Account values less than $50,000 will be subject to a $30 annual charge.

The above examples will be adjusted to comply with applicable state regulation requirements for contracts issued in certain states.

                        STATEMENT OF ADDITIONAL INFORMATION

                                    MAY 1, 1998

                                        FOR

                               PINNACLE (version III)

                         FLEXIBLE PREMIUM VARIABLE ANNUITY

                                     ISSUED BY

                          INTEGRITY LIFE INSURANCE COMPANY

                                        AND

                       FUNDED THROUGH ITS SEPARATE ACCOUNT II

                              AND SEPARATE ACCOUNT TEN



                                 Table of Contents
                                                                            Page

Part 1 - Integrity and Custodian . . . . . . . . . . . . . . . . . . . . . .   2
Part 2 - Distribution of the Contracts . . . . . . . . . . . . . . . . . . .   3
Part 3 - Investment Restrictions and Policies of the Select Ten Plus Divisions 3
Part 4 - Management of Separate Account Ten. . . . . . . . . . . . . . . . .   5
Part 5 - Portfolio Transactions and Brokerage. . . . . . . . . . . . . . . .   7
Part 6 - Performance Information . . . . . . . . . . . . . . . . . . . . . .   9
Part 7 - Determination of Accumulation Unit Values . . . . . . . . . . . . .  16
Part 8 - Determination of Annuity Unit Values. . . . . . . . . . . . . . . .  16
Part 9 - Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .  17

This Statement of Additional Information (SAI) is not a prospectus. It should be read in conjunction with the prospectus for the contracts, dated May 1, 1998. For definitions of special terms used in the SAI, please refer to the prospectus.

A copy of the prospectus to which this SAI relates is available at no charge by writing the Administrative Office at Integrity Life Insurance Company ("Integrity"), P.O. Box 740074, Louisville, Kentucky 40201-0074, or by calling 1-800-325-8583.

Part 1 - INTEGRITY AND CUSTODIAN

Integrity is an Ohio stock life insurance company that sells life insurance and annuities. Its principal executive offices are located at 515 West Market Street, Louisville, Kentucky, 40202. Integrity, the depositor of Separate Account II and Separate Account Ten, is a wholly owned subsidiary of Integrity Holdings, Inc., a Delaware corporation which is a holding company engaged in no active business. Integrity owns 100% of the stock of National Integrity Life Insurance Company, a New York stock life insurance corporation. All outstanding shares of Integrity Holdings, Inc. are owned by ARM Financial Group, Inc. (ARM), a Delaware corporation which is a financial services company focusing on the long-term savings and retirement marketplace by providing retail and institutional products and services throughout the United States. ARM owns 100% of the stock of (i) ARM Securities Corporation (ARM SECURITIES), a Minnesota corporation, registered with the SEC as a broker-dealer and a member of the National Association of Securities Dealers, Inc., (ii) Integrity Capital Advisors, Inc., a New York corporation registered with the SEC as an investment adviser, (iii) SBM Certificate Company, a Minnesota corporation registered with the SEC as an issuer of face-amount certificates, and (iv) ARM Transfer Agency, Inc., a Delaware corporation registered with the SEC as a transfer and dividend disbursing agency.

In June 1997, ARM completed an initial public offering (the "Offering") of 9.2 million shares of Class A common stock, par value of $.01 per share (the "New Class A Common Stock"), of which 5.75 million shares were sold by ARM and 3.45 million shares were sold by the Morgan Stanley Stockholders (as defined below). Concurrent with the closing of the Offering, ARM amended and restated its Certificate of Incorporation to effectuate a recapitalization such that (i) the common equity of ARM consists of New Class A Common Stock and Class B Non-Voting Common Stock, par value of $.01 per share (the "New Class B Common Stock" and, together with the New Class A Common Stock, the "New Common Stock"),
(ii) authorized shares of the New Class A Common Stock and New Class B Common Stock were increased to 150 million shares and 50 million shares, respectively,
(iii) each outstanding share of common stock of ARM was converted into one share of New Class A Common Stock, (iv) certain shares of the New Class A Common Stock owned by private equity funds sponsored by Morgan Stanley, Dean Witter, Discover & Co. (the successor to Morgan Stanley Group Inc. in its merger with Dean Witter, Discover & Co.) (the "Morgan Stanley Stockholders") were converted into New Class B Common Stock such that, after giving effect to such conversion, but not giving effect to the Offering, the Morgan Stanley Stockholders owned, in the aggregate, 49% of the outstanding New Class A Common Stock, and (v) each share of New Common Stock was split into 706 shares of New Common Stock.
Holders of New Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except in certain circumstances. Shares of the New Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of New Class A Common Stock (1) at the option of the holder thereof to the extent that, following such conversion, the Morgan Stanley Stockholders will not, in the aggregate, own more than 49% of the outstanding shares of New Class A Common Stock, and (2) automatically upon the transfer of such shares by any Morgan Stanley Stockholder to a person that is not a Morgan Stanley Stockholder or an affiliate of a Morgan Stanley Stockholder. The Morgan Stanley Stockholders owned approximately 91% of the outstanding shares of ARM's common stock prior to the Offering and approximately 53% following the Offering.

No person has the direct or indirect power to control Morgan Stanley, Dean Witter, Discover & Co., except insofar as he or she may have such power by virtue of his or her capacity as a director or executive officer thereof. Morgan Stanley, Dean Witter, Discover & Co., is publicly held; no individual beneficially owns more than 5% of the common shares; however, approximately 13% of such shares are subject to a stockholders' agreement or voting agreement among certain current and former principals and employees of Morgan Stanley, Dean Witter, Discover & Co., and its predecessor.

On April 22, 1998, ARM filed a registration statement with the SEC for a secondary offering of 10 million shares of its Class A Common Stock (the "Secondary Offering"). The Morgan Stanley Stockholders propose to sell all 10 million shares and, if the underwriters' over-allotment is exercised, up to an additional 1.5 million shares. The Secondary Offering is expected to be made in May 1998 through a syndicate of underwriters led by Morgan Stanley & Co. Incorporated.

Beginning in 1994, ARM provided substantially all of the services required to be performed on behalf of Separate Account II. Total fees paid to ARM by Integrity for management services in 1996 and 1997, including services applicable to Separate Account II, were $13,823,048 and $19,307,552, respectively.

Integrity is the custodian for the shares of Portfolios owned by Separate Account II. Investors Fiduciary Trust Company is the custodian for the shares of stocks owned by Separate Account Ten. The shares are held in book-entry form. Reports and marketing materials, from time to time, may include information concerning the rating of Integrity, as determined by A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Corporation, Duff & Phelps Corporation, or other recognized rating services. Integrity is currently rated "A" (Excellent) by A.M. Best Company, and has received claims paying ability ratings of "A" (Good) from Standard & Poor's Corporation, "Baa1" from Moody's Investors Service, Inc., and "A+" (High) from Duff and Phelps Credit Rating Company. However, Integrity does not guarantee the investment performance of the portfolios, and these ratings do not reflect protection against investment risk.

Under prior management, Integrity was subject to a consent order in the State of Florida under which it was precluded from writing new business in Florida from May, 1992 to November, 1994. The consent order was entered into on May 6, 1992 as a result of noncompliance with certain investment restrictions under Florida law. Due to the substantial asset restructuring and capital infusions involved with Integrity's acquisition by ARM in November, 1993, Integrity came to be fully in compliance with the investment limitations of the State of Florida and a request for full relief from the consent order was granted by the Florida Department of Insurance on November 4, 1994.

On April 1, 1996, Integrity purchased for its own account approximately 478,900 shares of the J.P. Morgan Bond Option, at net asset value, for an aggregate purchase price of $5.1 million, for the purpose of "seeding" the Option. Integrity intends to redeem its shares on a dollar-for-dollar basis to the extent, and at the same time as, the Options have sales in respect to policyholders. As of December 31, 1997, the shares of the Option purchased by Integrity constituted approximately 24.5% of the outstanding shares of the Option. Integrity has indicated it will vote its shares in the same proportion as other shareholders of the Option.

On October 1, 1997, Integrity purchased for its own account approximately 1,000,000 shares of the BT Equity 500 Option, at net asset value, for an aggregate purchase price of $10 million, for the purpose of "seeding" the Option. Integrity intends to redeem its shares on a dollar-for-dollar basis to the extent the Options have sales in respect to policyholders. As of December 31, 1997, the shares of the Option purchased by Integrity constituted approximately 74.1% of the outstanding shares of the Option. Integrity has indicated it will vote its shares in the same proportion as other shareholders of the Option.

Part 2 - DISTRIBUTION OF THE CONTRACTS

ARM Securities, a wholly owned subsidiary of ARM, is the principal underwriter of the contracts. ARM Securities is registered with the SEC as a broker-dealer and is a member in good standing of the National Association of Securities Dealers, Inc. ARM Securities' address is 515 West Market Street, Louisville, Kentucky 40202. The contracts are offered through ARM Securities on a continuous basis.

We generally pay a maximum distribution allowance of 7.5% of initial contributions, plus .50% trail commission paid on Account Value after the eighth Contract Year. The amount of distribution allowances paid was $1,570,251, $617,264, $937,352, and $6,200,036 and for the years ended December 31, 1997,
1996, 1995, and 1994, respectively. No distribution allowances were retained by ARM Securities during these years. Integrity may from time to time pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell contracts. In some instances, such other incentives may be offered only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the contracts.

Part 3 - INVESTMENT RESTRICTIONS AND POLICIES OF THE SELECT TEN PLUS DIVISIONS

INVESTMENT RESTRICTIONS

The investment objective of each Division is to seek total return. The Divisions' investment strategy, objective and policies are described in Part II of the prospectus under the captions "Investment Strategy" and "Investment Objective and Policies." The following are the Divisions' fundamental investment limitations which cannot be changed without shareholder approval.

Each Division :

1. May not borrow money, except that each Division may borrow up to 5% of its total assets (not including the amount borrowed) from a bank for temporary or emergency purposes (but not for leverage or the purchase of investments).

2. May not issue senior securities, except as permitted under the 1940 Act. May not act as an underwriter of another issuer's securities, except to the extent that the Divisions may be deemed to be an underwriter within the meaning of the Securities Act of 1933 in connection with the purchase and sale of portfolio securities.

3. May not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments.

4. May not make loans if, as a result, more than 33 1/3% of that Division's total assets would be lent to other persons, except through (i) purchases of debt securities or other debt instruments, or (ii) engaging in repurchase agreements.

5. May not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prohibit the Divisions from purchasing or selling securities or other instruments backed by real estate or of issuers engaged in real estate activities).

The following are the Divisions' non-fundamental operating policies which may be changed by the Board of Managers of the Divisions without shareholder approval.

Each Division may not:

1. Sell securities short, unless the Division owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, or unless it covers such short sale as required by the current rules and positions of the SEC or its staff.

2. Purchase securities on margin, except that each Division may obtain such short-term credits as are necessary for the clearance of transactions.

3. Invest in illiquid securities if, as a result of such investment, more than 15% of its net assets would be invested in illiquid securities, or such other amounts as may be permitted under the 1940 Act.

4. Purchase securities of other investment companies except in compliance with the 1940 Act and applicable state law.

5. Make any loans other than loans of portfolio securities, except through (i) purchases of debt securities or other debt instruments, or (ii) engaging in repurchase agreements.

Except for the fundamental investment limitations listed above and the Divisions' investment objective, the other investment policies described in the prospectus and this SAI are not fundamental and may be changed with the approval of the Divisions' Board of Managers. Unless noted otherwise, if a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in the Divisions' assets (i.e., due to cash inflows or redemptions) or in market value of the investment or the Divisions' assets will not constitute a violation of that restriction.

INVESTMENT POLICIES AND TECHNIQUES

The following information supplements the discussion of the Divisions' investment strategy, objective, policies and techniques that are described in
Part II of the prospectus under the captions "Investment Strategy," "Investment Objective and Policies" and "Risk Factors."

LENDING OF PORTFOLIO SECURITIES. Each Division is authorized to lend up to 33 1/3% of the total value of its portfolio securities to broker-dealers or institutional investors that the investment adviser and sub-adviser deem qualified, but only when the borrower maintains with the Divisions' custodian bank collateral either in cash or money market instruments in an amount at least equal to the market value of the securities loaned, plus accrued interest and dividends, determined on a daily basis and adjusted accordingly. Although each Division is authorized to lend, the Divisions do not presently intend to engage in lending. In determining whether to lend securities to a particular broker-dealer or institutional investor, the investment adviser and sub-adviser will consider, and during the period of the loan will monitor, all relevant facts and circumstances, including the creditworthiness of the borrower. The Divisions will retain authority to terminate any loans at any time. The Divisions may pay reasonable administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the cash or money market instruments held as collateral to the borrower or placing broker. The Divisions will receive reasonable interest on the loan or a flat fee from the borrower and amounts equivalent to any dividends, interest or other distributions on the securities loaned. The Divisions will retain record ownership of loaned securities to exercise beneficial rights, such as voting and subscription rights and rights to dividends, interest or other distributions, when retaining such rights is considered to be in the Divisions' interest.

REPURCHASE AGREEMENTS. The Divisions may enter into repurchase agreements with certain banks or non-bank dealers. In a repurchase agreement, a Division buys a security at one price, and at the time of sale, the seller agrees to repurchase the obligation at a mutually agreed upon time and price (usually within seven days). The repurchase agreement, thereby, determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. The investment adviser and sub-adviser will monitor, on an ongoing basis, the value of the underlying securities to ensure that the value always equals or exceeds the repurchase price plus accrued interest. Repurchase agreements could involve certain risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Divisions' ability to dispose of the underlying securities. Although no definitive creditworthiness criteria are used, the investment adviser reviews the creditworthiness of the banks and non-bank dealers with which any Division enters into repurchase agreements to evaluate those risks. The Divisions may, under certain circumstances, deem repurchase agreements collateralized by U.S. government securities to be investments in U.S. government securities.

Part 4 - MANAGEMENT OF SEPARATE ACCOUNT TEN

BOARD OF MANAGERS OF SEPARATE ACCOUNT TEN

The business and affairs of Separate Account Ten are managed under the direction of a Board of Managers, currently consisting of five (5) members (MANAGERS), according to a set of rules adopted by the Board of Managers called "Rules and Regulations of Separate Account Ten." The Board of Managers has responsibility for the investment management related operations of Separate Account Ten and matters arising under the 1940 Act. The Board of Managers does not have responsibility for the payment of obligations under the contracts and administration of the contracts. These matters are Integrity's responsibility. The day-to-day operations of Separate Account Ten are the responsibility of its officers. The names, addresses, and ages of the Managers and the officers of Separate Account Ten, together with information as to their principal business occupations during the past five years, are set forth below.

 Name, Age and Address   Other Business Activities in Past 5 Years
 ---------------------   -----------------------------------------

 John R. Lindholm (49)* Director of ARM since April 1998; President-Retail 515 West Market Street B u s iness Division of ARM since January 1997; Louisville, KY 40202 President of Integrity since November 1993; President of  National  Integrity  since September 1997; he had
                         b e en  Executive  Vice  President-  Chief  Marketing
                         Officer  of  ARM  Financial  Group,  Inc., since July
                         1993;  Chief  Marketing  Officer  of  Analytical Risk
                         Management,  L.P.,  since March 1992; Chief Marketing
                         Officer  and  a  Managing Director of the ICH Capital
                         M a n agement  Group,  ICH  Corporation,  Louisville,
                         Kentucky,  June 1990 to February 1992; prior thereto,
                         Chief  Marketing  Officer  and  Managing  Director of
                         C a p ital  Holding  Corporation's  Accumulation  and
                         Investment  Group.    Director of the mutual funds in
                         the State Bond Group of mutual funds, June 1995 to December 1996.

 Name, Age and Address   Other Business Activities in Past 5 Years
 ---------------------   -----------------------------------------

 John Katz (59)          Investment  banker,  since January 1991; Chairman and
 10 Hemlock Road         Chief Executive Officer, Sam's Restaurant Group, Inc.
 Hartsdale, NY 10530     (a  restaurant  holding company), June 1991 to August
                         1992;  Executive Vice President, Equitable Investment
                         Corporation  (an  indirect wholly owned subsidiary of
                         The  Equitable  Life  Assurance Society of the United
                         States,  through  which  it  owned  and  managed  its
                         investment operations), January 1989 to January 1991;
                         and   Senior  Vice  President,  Equitable  Investment
                         Corporation, December 1985 to January 1989. Director of the mutual funds in the State Bond Group of mutual funds, June 1995 to December 1996.

 Theodore S. Rosky (60)  Retired,  since April 1992; Executive Vice President,
 2304 Speed Avenue       Capital  Holding  Corporation, December 1991 to April
 Louisville, KY 40205    1992;  prior  thereto,  Executive  Vice President and
                         Chief Financial Officer, Capital Holding Corporation.
                         Director of the mutual funds in the State Bond Group of mutual funds, June 1995 to December 1996.

 William B. Faulkner     President,  William Faulkner and Associates, business
 (70) and institutional adviser, since 1986; Consultant to 240 East Plato Blvd. A m erican Hoist & Derrick Company, construction St. Paul, Minnesota equipment manufacturer, 1986 to 1989; prior thereto,
 55107                   Vice   President  and  Assistant  to  the  President,
                         American Hoist & Derrick Company. Director of the mutual funds in the State Bond Group of mutual funds, June 1984 to December 1996.

 Chris LaVictoire Mahai  Senior  Vice  President,  Markets  and Products Unit,
 (42)                    Star Tribune/Cowles Media Company, since August 1995;
 425 Portland Avenue Vice President, Marketing Director, Star Tribune, Minneapolis, MN 55488 s i nce September 1992; self-employed consultant, marketing services, 1990 to 1992; prior thereto, Senior Vice President of Corporate Relations and marketing, First Bank System, Inc. Director of the funds in the State Bond Group of mutual funds, January 1992 to December 1996.


* Mr. Lindholm is an INTERESTED PERSON, as defined in the 1940 Act, by virtue of his position with ARM Financial Group, Inc.

THE INVESTMENT ADVISER

Integrity Capital Advisors serves as the investment adviser to Separate Account Ten pursuant to an investment advisory agreement. Integrity Capital Advisors is a wholly owned subsidiary of ARM and is registered as an investment adviser under the Investment Advisers Act of 1940. Its offices are located at 515 West Market Street, Louisville, Kentucky 40202.

Subject to the direction of the Board of Managers, Integrity Capital Advisors is responsible for providing all supervisory and management services reasonably necessary for the operation of Separate Account Ten other than those investment advisory services performed by the sub-adviser. These services include, but are not limited to, (i) coordinating all matters relating to the functions of the sub-adviser, custodian, accountants, attorneys, and other parties performing services or operational functions for Separate Account Ten, (ii) providing Separate Account Ten, at Integrity Capital Advisor's expense, with the services of a sufficient number of persons competent to perform such administrative and clerical functions as are necessary to provide effective supervision and administration of Separate Account Ten, (iii) making its officers and employees available to the Board of Managers and officers of Separate Account Ten for consultation and discussions regarding the supervision and administration of Separate Account Ten, (iv) maintaining or supervising the maintenance by the sub-adviser or third parties approved by Separate Account Ten of such books and records as may be required by applicable federal or state law, (v) preparing or supervising the preparation by third parties approved by Separate Account Ten of all federal, state and local tax returns and reports of Separate Account Ten required by applicable law, (vi) preparing, filing and arranging for the distribution of proxy materials and periodic reports to Owners as required by applicable law, (vii) preparing and arranging for the filing of such registration statements and other documents with the SEC and other federal and state regulatory authorities as may be required by applicable law, (viii) taking such other action with respect to Separate Account Ten as may be required by applicable law, including without limitation, the rules and regulations of the SEC and other regulatory agencies, and (ix) providing Separate Account Ten, at Integrity Capital Advisor's expense, with adequate personnel, office space, communications facilities, and other facilities necessary for its operations as contemplated in the investment advisory agreement. Other responsibilities of Integrity Capital Advisors are described in the prospectus.

Integrity Capital Advisors is authorized to exercise full investment discretion and make all determinations with respect to the investment of the Division's assets and the purchase and sale of securities for the Divisions in the event that at any time a sub-adviser is not engaged to manage the assets of the Divisions. In such event, Integrity Capital Advisors will be entitled to, in addition to its usual compensation for services as investment adviser, a fee that would otherwise be paid to the sub-adviser. The Divisions pay Integrity Capital Advisors a monthly fee based on an annual rate of .50% of the Division's average daily net assets. Integrity Capital Advisors will pay a portion of those fees to National Asset Management Corporation (NATIONAL ASSET) for its services under the sub-advisory agreement at an annual rate of .10% of the Division's average daily net assets up to $100 million and .05% of the Division's average daily net assets in excess of $100 million. Integrity Capital Advisers has guaranteed a minimum sub-advisory fee of $25,000 to National Asset during the Divisions' first year of operations.

Integrity Capital Advisors has agreed to reimburse the Divisions for operating expenses (excluding management fees) above an annual rate of .35% of average net assets for the Divisions. Integrity Capital Advisors has reserved the right to withdraw or modify its policy of expense reimbursement for the Portfolios, but has no current intention to do so during 1998.

THE SUB-ADVISER

National Asset serves as the sub-adviser to the Divisions and in that capacity provides investment advisory services for the Divisions including security selection. Subject to the supervision of the Board of Managers and Integrity Capital Advisors, National Asset will provide a continuous investment program for the Divisions and will determine the composition of its assets, including determinations with respect to the purchase, retention and sale of securities, cash and other investments contained in the Division's portfolio. National Asset will also provide investment research and conduct a continuous program of evaluation, investment, sales and reinvestment of the Division's assets. National Asset will receive a monthly fee for its services based on an annual rate of .10% of the Division's average daily net assets up to $100 million and
 .05% of the Division's average daily net assets in excess of $100 million. Integrity Capital Advisers has guaranteed a minimum sub-advisory fee of $25,000 to National Asset during the Divisions' first year of operations.

PART 5 - PORTFOLIO TRANSACTIONS AND BROKERAGE

Investment decisions for the Divisions are made by National Asset, subject to the supervision of the Board of Managers of Separate Account Ten and Integrity Capital Advisors. National Asset has investment advisory clients other than the Divisions. A particular security may be bought or sold by National Asset for certain clients even though it could have been bought or sold for other clients at the same time. In the event that two or more clients simultaneously purchase or sell the same security, each day's transactions in such security are, insofar as possible, allocated between such clients in a manner deemed fair and reasonable by National Asset. Although there is no specified formula for allocating such transactions, the various allocation methods used by National Asset, and the results of such allocations, are subject to the periodic review by Integrity Capital Advisors and the Board of Managers of Separate Account Ten.

National Asset places all orders for the purchase and sale of securities, options, and futures contracts for the Divisions through a substantial number of brokers and dealers. In executing transactions, National Asset will attempt to obtain the best execution for the Divisions taking into account such factors as price (including the applicable brokerage commission or dollar spread), size of order, the nature of the market for the security, the timing of the transaction, the reputation, experience and financial stability of the broker-dealer involved, the quality of the service, the difficulty of execution and operational facilities of the firms involved, and the firm's risk in positioning a block of securities. In transactions on stock exchanges in the United States, payments of brokerage commissions are negotiated. In effecting purchases and sales of securities in transactions on U.S. stock exchanges for the Divisions, National Asset may pay higher commission rates than the lowest available when National Asset believes it is reasonable to do so in light of the value of the brokerage and research services provided by the broker effecting the transaction, as described below. In the case of securities traded on some foreign stock exchanges, brokerage commissions may be fixed and National Asset may be unable to negotiate commission rates for these transactions. In the case of securities traded on the over-the-counter markets, there is generally no stated commission, but the price includes an undisclosed commission or markup.

It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research services from broker-dealers which execute portfolio transactions for the clients of such advisers. Consistent with this practice, National Asset may receive research services for the Divisions from many broker-dealers with which National Asset places the Division's portfolio transactions. These services, which in some cases may also be purchased for cash, include such matters as general economic and security market reviews, industry and company reviews, evaluations of securities and recommendations as to the purchase and sale of securities. Some of these services may be of value to National Asset and its affiliates in advising its various clients (including the Divisions), although not all of these services are necessarily useful and of value in managing the Divisions. The sub-advisory fee paid by Integrity Capital Advisors to National Asset is not reduced because National Asset and its affiliates receive such services.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, National Asset may cause the Divisions to pay a broker-dealer a disclosed commission for effecting a securities transaction for the Divisions in excess of the commission which another broker-dealer would have charged for effecting that transaction in recognition of the value of the "brokerage and research services" provided by the broker-dealer. Brokerage and research services include (i) furnishing advice as to the value of securities, the advisability of investing in purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, (ii) furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts, and (iii) effecting securities transactions and performing functions incidental thereto (e.g., clearance, settlement, and custody).

National Asset may place orders for the purchase and sale of exchange-listed portfolio securities with a broker-dealer that is an affiliate of National Asset where, in the judgment of National Asset, such firm will be able to obtain a price and execution at least as favorable as other qualified brokers. Pursuant to rules of the SEC, a broker-dealer that is an affiliate of the investment adviser or sub-adviser, or, if it is also a broker-dealer, the sub-adviser, may receive and retain compensation for effecting portfolio transactions for an account on a national securities exchange of which the broker-dealer is a member if the transaction is "executed" on the floor of the exchange by another broker that is not an "associated person" of the affiliated broker-dealer or sub-adviser, and if there is in effect a written contract between the sub-adviser and the account expressly permitting the affiliated broker-dealer or sub-adviser to receive and retain such compensation. The sub-advisory agreement provides that National Asset may retain compensation on transactions effected for the Divisions in accordance with the terms of these rules.

SEC rules further require that commissions paid to such an affiliated broker-dealer or sub-adviser by the account on exchange transactions not exceed "usual and customary brokerage commission." The rules define "usual and customary" commissions to include amounts which are "reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time." The Board of Managers has adopted procedures for evaluating the reasonableness of commissions paid to broker-dealers that are affiliated with National Asset and will review these procedures periodically.

PART 6 - PERFORMANCE INFORMATION

Each Variable Account Option may from time to time include the Average Annual Total Return, the Cumulative Total Return, and Yield of its units in advertisements or in other information furnished to shareholders. The Janus Aspen Money Market Option may also from time to time include the Yield and Effective Yield of its units in information furnished to shareholders. Performance information is computed separately for each Option in accordance with the formulas described below. At any time in the future, total return and yields may be higher or lower than in the past and there can be no assurance that any historical results will continue.

TOTAL RETURNS

Total returns reflect all aspects of an Option's return, including the automatic reinvestment by the Option of all distributions and the deduction of all applicable charges to the Option on an annual basis, including mortality risk and expense charges, the annual administrative charge and other charges against contract values. Quotations also will assume a termination (surrender) at the end of the particular period and reflect the deductions of the contingent withdrawal charge, if applicable. Total returns may be shown simultaneously that do not take into account deduction of the contingent withdrawal charge, and/or the annual administrative charge.


Nonstandardized "total return" will be calculated in a similar manner and for the same time periods as the average annual total return and for three years except total return will assume an initial investment of $60,000 and will not reflect the deduction of any applicable contingent withdrawal charge, which, if reflected, would decrease the level of performance shown. The contingent withdrawal charge is not reflected because the contracts are designed for long term investment. An assumed initial investment of $60,000 will be used because that figure more closely approximates the size of a typical contract than does the $1,000 figure used in calculating the standardized average annual total return quotations. The amount of the hypothetical initial investment assumed affects performance because the annual administrative charge is a fixed per contract charge. For purposes of determining these investment results, the actual investment performance of each fund is reflected as of the date each fund commenced operations, although the Contracts were not available at that time.


AVERAGE ANNUAL TOTAL RETURNS are calculated by determining the growth or decline in the value of a hypothetical historical investment in the Option over certain periods, including 1, 5, and 10 years (up to the life of the Option), and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. Investors should realize that the Option's performance is not constant over time, but changes from year to year, and that the average annual returns represent the averages of historical figures as opposed to the actual historical performance of an Option during any portion of the period illustrated. Average annual returns are calculated pursuant to the following formula: P(1+T)n = ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the period.

CUMULATIVE TOTAL RETURNS ARE UNAVERAGED and reflect the simple percentage change in the value of a hypothetical investment in the Option over a stated period of time. In addition to the period since inception, cumulative total returns may be calculated on a year-to-date basis at the end of each calendar month in the current calendar year. The last day of the period for year-to-date returns is the last day of the most recent calendar month at the time of publication.

YIELDS

Some Options may advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the Option over a stated period of time, not taking into account capital gains or losses or the imposition of any contingent withdrawal charge. Yields are annualized and stated as a percentage.

CURRENT YIELD AND EFFECTIVE YIELD are calculated for the Janus Money Market Option. Current Yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a hypothetical charge reflecting deductions from contract values during the period (the BASE PERIOD), and stated as a percentage of the investment at the start of the base period (the BASE PERIOD return). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Effective yield assumes that all dividends received during an annual period have been reinvested. This compounding effect causes effective yield to be higher than current yield. Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

                                                         365/7
                Effective Yield = {(Base Period Return) + 1)     } - 1


                                                                             SEC STANDARDIZED      ALL FIGURES ARE UNAUDITED
                                                                                 AVERAGE ANNUAL RETURN (1)
                                                             ---------------------------------------------------------------
FOR THE PERIOD ENDING: 12/31/97                   ACCOUNT
VARIABLE OPTIONS                                 INCEPTION                                                           LIFE OF
                                                  DATE (2)          1 YEAR          5 YEAR         10 YEAR           ACCOUNT
BT Insurance Funds Trust - EAFE Equity Index      10/22/97            n/a             n/a            n/a             x.xx%
BT Insurance Funds Trust - Equity 500 Index       10/1/97             n/a             n/a            n/a              x.xx
BT Insurance Funds Trust - Small Cap Index        10/7/97             n/a             n/a            n/a              x.xx
Fidelity's VIP Equity-Income                      10/2/97             n/a             n/a            n/a              x.xx
Fidelity's VIP II Contrafund                      10/2/97             n/a             n/a            n/a              x.xx
Fidelity's VIP III Growth & Income                10/2/97             n/a             n/a            n/a              x.xx
Fidelity's VIP III Growth Opportunities           10/2/97             n/a             n/a            n/a              x.xx
Harris Bretall Sullivan & Smith Equity Growth     12/7/92            25.92           14.47           n/a             14.03
Janus Aspen Series Balanced                       10/9/97             n/a             n/a            n/a              x.xx
Janus Aspen Series Capital Appreciation           10/10/97            n/a             n/a            n/a              x.xx
Janus Aspen Series Worldwide Growth               10/2/97             n/a             n/a            n/a              x.xx
JP Morgan Bond                                    10/2/97             n/a             n/a            n/a              x.xx
JP Morgan International Opportunities             10/2/97             n/a             n/a            n/a              x.xx
Morgan Stanley Asian Equity                       10/22/97            n/a             n/a            n/a              x.xx
Morgan Stanley Emerging Markets Debt              10/3/97             n/a             n/a            n/a              x.xx
Morgan Stanley High Yield                         10/16/97            n/a             n/a            n/a              x.xx
Morgan Stanley U.S. Real Estate                   10/16/97            n/a             n/a            n/a              x.xx
Scudder Kemper Value                              12/21/92           21.71           18.44           n/a             18.20
Zweig Asset Allocation                            12/14/92           13.30           12.88           n/a             12.38
Zweig Equity (Small Cap)                          1/4/93             16.42            n/a            n/a             12.19
Select Ten Plus                                    n/a                n/a             n/a            n/a              n/a

(1) Standard average annual return reflects past fund performance based on a $1,000 hypothetical investment over the period indicted. The performance figures reflect the deduction of mortality and expense and administrative charges totaling 1.35%. They also reflect any withdrawal charges that would apply if any owner terminated the policy at the end of the period, but exclude deductions for applicable premium tax charges. Surrender charges are 8% in year one, declining 1% annually in years one through seven, 0% thereafter.

(2) Inception date of the variable account option represents first trade date. Returns for accounts in operation for less than one year are not annualized.

(3) Non-standard returns reflect all historical investment results, less mortality and expense and administrative charges totaling 1.35%. The calculation assumes the policy is still in force and therefore does not take withdrawal charges into consideration.

(4) Italicized returns are calculated from the inception date through year-end.

(5) Represents the inception date of the underlying funds. Performance data for periods prior to the actual inception of the variable account options is hypothetical and based on the performance of the underlying funds. This performance data has been adjusted to include all insurance company contract charges and management fees of the underlying funds.


    FOR THE PERIOD ENDING: 12/31/97                               PLEASE SEE PRIOR PAGE FOR FOOTNOTES 3, 4, AND 5

       RETURNS WITHOUT SURRENDER CHARGES (3)
                                                                   CUMMULATIVE TOTAL RETURN             AVERAGE ANNUAL RETURN
                                                                   ------------------------             ---------------------

                                                     FUND                                         LIFE OF
                                                 INCEPTION
 VARIABLE OPTIONS                                  DATE (5)      3 YEAR    5 YEAR      10 YEAR      FUND     1 YEAR     3 YEAR
 BT Insurance Funds Trust - EAFE Equity Index       6/21/96        n/a        n/a         n/a       1.35%     0.40%       n/a
  BT Insurance Funds Trust - Equity 500 Index      12/31/92      101.61     104.29        n/a      104.29     26.76      26.33
   BT Insurance Funds Trust - Small Cap Index       8/13/96        n/a        n/a         n/a       37.32     23.98       n/a
                 Fidelity's VIP Equity-Income       10/9/86       90.98     134.04      309.79     299.24     26.38      24.07
                 Fidelity's VIP II Contrafund       1/3/95         n/a        n/a         n/a      101.88     22.47       n/a
           Fidelity's VIP III Growth & Income      12/31/96        n/a        n/a         n/a       28.34     28.34       n/a
      Fidelity's VIP III Growth Opportunities       1/3/95         n/a        n/a         n/a       95.57     28.20       n/a
Harris Bretall Sullivan & Smith Equity Growth       12/7/92       94.14      96.52        n/a       97.41     32.92      24.75
                  Janus Aspen Series Balanced       9/13/93       69.95       n/a         n/a       80.52     20.45      19.34
      Janus Aspen Series Capital Appreciation       5/1/97         n/a        n/a         n/a       25.46       n/a       n/a
          Janus Aspen Series Worldwide Growth       9/13/93       92.74       n/a         n/a      129.01     20.51      24.45
                               JP Morgan Bond       1/3/95         n/a        n/a         n/a       22.49      7.47       n/a
        JP Morgan International Opportunities       1/3/95         n/a        n/a         n/a       24.41      4.01       n/a
                  Morgan Stanley Asian Equity      12/31/91      -39.30       1.86        n/a       26.80    -43.37     -15.33
         Morgan Stanley Emerging Markets Debt       2/1/94       116.32       n/a         n/a       64.68     15.74      29.33
                    Morgan Stanley High Yield       8/31/92       52.60      70.14        n/a       70.91     11.24      15.13
              Morgan Stanley U.S. Real Estate       1/31/95        n/a        n/a         n/a      102.09      22.89      n/a
                         Scudder Kemper Value      12/21/92      126.99     133.10        n/a       134.73    28.71      31.42
                       Zweig Asset Allocation      12/14/92       63.24      83.27        n/a       83.24     20.30      17.75
                     Zweig Equity (Small Cap)       1/4/93        72.44       n/a         n/a       81.52     23.42      19.92
                              Select Ten Plus                      n/a        n/a         n/a         n/a       n/a       n/a


                                                                                                    ALL FIGURES ARE UNAUDITED.

                                                                         CALENDAR YEAR RETURN(4)
                                                                         -----------------------

                                                                     LIFE OF

 VARIABLE OPTIONS                                 5 YEAR   10 YEAR    FUND       1993      1994     1995     1996      1997
 BT Insurance Funds Trust - EAFE Equity Index      n/a        n/a      0.88%      n/a       n/a      n/a      0.94%    0.40%
  BT Insurance Funds Trust - Equity 500 Index     15.36       n/a     15.36      4.55     -3.08     32.15    20.35     26.76
   BT Insurance Funds Trust - Small Cap Index       n/a       n/a     25.78       n/a       n/a      n/a     10.76     23.98
                 Fidelity's VIP Equity-Income     18.54      15.15    13.12     16.70      5.01     34.05    12.73     26.38
                 Fidelity's VIP II Contrafund       n/a       n/a     26.46       n/a       n/a     37.86    19.57     22.47
           Fidelity's VIP III Growth & Income       n/a       n/a     28.36       n/a       n/a      n/a      n/a      28.34
      Fidelity's VIP III Growth Opportunities       n/a       n/a     25.12       n/a       n/a     30.76    16.67     28.20
Harris Bretall Sullivan & Smith Equity Growth     14.47       n/a     14.37     -1.38      2.64     29.93    12.42     32.92
                  Janus Aspen Series Balanced       n/a       n/a     14.73      6.77      -.51     23.11    14.60     20.45
      Janus Aspen Series Capital Appreciation       n/a       n/a     40.43       n/a       n/a      n/a      n/a      25.46
          Janus Aspen Series Worldwide Growth       n/a       n/a     21.26     18.62       .17     25.66    27.28     20.51
                               JP Morgan Bond       n/a       n/a      7.01       n/a       n/a     13.36      .54      7.47
        JP Morgan International Opportunities       n/a       n/a      7.57       n/a       n/a      7.16    11.62      4.01
                  Morgan Stanley Asian Equity       .37       n/a      4.04    102.53    -17.14      5.21     1.88    -43.37
         Morgan Stanley Emerging Markets Debt       n/a       n/a     13.60       n/a    -23.87     25.75    48.64     15.74
                    Morgan Stanley High Yield     11.21       n/a     10.57     18.31     -5.76     21.29    13.10     11.24
              Morgan Stanley U.S. Real Estate       n/a       n/a     27.29       n/a       n/a     19.58    37.53     22.89
                         Scudder Kemper Value     18.44       n/a     18.50      4.86     -2.07     43.65    22.78     28.71
                       Zweig Asset Allocation     12.88       n/a     12.75     13.32      -.92     19.75    13.32     20.30
                     Zweig Equity (Small Cap)       n/a       n/a     12.70      7.38     -1.97     19.54    16.87     23.42
                              Select Ten Plus       n/a       n/a      n/a        n/a       n/a      n/a      n/a       n/a

PERFORMANCE COMPARISONS

Performance information for an Option may be compared, in reports and advertising, to: (1) Standard & Poor's Stock Index (S&P 500), Dow Jones Industrial Averages, (DJIA), Donoghue Money Market Institutional Averages, or other unmanaged indices generally regarded as representative of the securities markets; (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, Inc. or the Variable Annuity Research and Data Service, which are widely used independent research firms that rank mutual funds and other investment companies by overall performance, investment objectives, and assets; and (3) the Consumer Price Index (measure of inflation) to assess the real rate of return from an investment in a contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges, investment management costs, brokerage costs and other transaction costs that are normally paid when directly investing in securities.

Each Option may from time to time also include the ranking of its performance figures relative to such figures for groups of mutual funds categorized by Lipper Analytical Services (LIPPER) as having the same or similar investment objectives or by similar services that monitor the performance of mutual funds. Each Option may also from time to time compare its performance to average mutual fund performance figures compiled by Lipper in LIPPER PERFORMANCE ANALYSIS. Advertisements or information furnished to present shareholders or prospective investors may also include evaluations of an Option published by nationally recognized ranking services and by financial publications that are nationally recognized such as BARRON'S, BUSINESS WEEK, CDA TECHNOLOGIES, INC., CHANGING TIMES, CONSUMER'S DIGEST, DOW JONES INDUSTRIAL AVERAGE, FINANCIAL PLANNING, FINANCIAL TIMES, FINANCIAL WORLD, FORBES, FORTUNE, GLOBAL INVESTOR, HULBERT'S FINANCIAL DIGEST, INSTITUTIONAL INVESTOR, INVESTORS DAILY, MONEY, MORNINGSTAR MUTUAL FUNDS, THE NEW YORK TIMES, PERSONAL INVESTOR, STANGER'S INVESTMENT ADVISER, VALUE LINE, THE WALL STREET JOURNAL, WIESENBERGER INVESTMENT COMPANY SERVICE AND USA TODAY.

The performance figures described above may also be used to compare the performance of an Option's units against certain widely recognized standards or indices for stock and bond market performance. The following are the indices against which the Options may compare performance:

The Standard & Poor's Composite Index of 500 Stocks (the S&P 500) is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 Index is composed almost entirely of common stocks of companies listed on the NYSE, although the common stocks of a few companies listed on the American Stock Exchange or traded OTC are included. The 500 companies represented include 381 industrial, 37 utility, 11 transportation and 71 financial services concerns. The S&P 500 Index represents about 80% of the market value of all issues traded on the NYSE.

The Dow Jones Composite Average (or its component averages) is an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones Industrial Average), 15 utilities company stocks and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.

The New York Stock Exchange composite or component indices are unmanaged indices of all industrial, utilities, transportation and finance company stocks listed on the New York Stock Exchange.

The Wilshire 5000 Equity Index (or its component indices) represents the return of the market value of all common equity securities for which daily pricing is available. Comparisons of performance assume reinvestment of dividends.

The Morgan Stanley Capital International EAFE Index is an arithmetic, market value-weighted average of the performance of over 900 securities on the stock exchanges of countries in Europe, Australia and the Far East.

The Morgan Stanley Capital International World Index - An arithmetic, market value-weighted average of the performance of over 1,470 securities listed on the stock exchanges of countries in Europe, Australia, the Far East, Canada and the United States.

The Goldman Sachs 100 Convertible Bond Index currently includes 67 bonds and 33 preferred stocks. The original list of names was generated by screening for convertible issues of $100 million or greater in market capitalization. The index is priced monthly.

The Lehman Brothers Government Bond Index (the LEHMAN GOVERNMENT INDEX) is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the Lehman Government Index.

The Lehman Brothers Government/Corporate Bond Index (the LEHMAN
GOVERNMENT/CORPORATE INDEX) is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1 million, which have at least one year to maturity and are rated "Baa" or higher (INVESTMENT GRADE) by a nationally recognized statistical rating agency.

The Lehman Brothers Government/Corporate Intermediate Bond Index (the LEHMAN GOVERNMENT/CORPORATE INTERMEDIATE INDEX) is composed of all bonds covered by the Lehman Brothers Government/Corporate Bond Index with maturities between one and
9.99 years. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

The Lehman Brothers Intermediate Treasury Bond Index includes bonds with maturities between one and ten years with a face value currently in excess of $1 million, that are rated investment grade or higher by a nationally recognized statistical rating agency.

The Shearson Lehman Long-Term Treasury Bond Index is composed of all bonds covered by the Shearson Lehman Hutton Treasury Bond Index with maturities of 10 years or greater.

The National Association of Securities Dealers Automated Quotation System (NASDAQ) Composite Index covers 4,500 stocks traded over the counter. It represents many small company stocks but is heavily influenced by about 100 of the largest NASDAQ stocks. It is a value-weighted index calculated on price change only and does not include income.

The NASDAQ Industrial Index is composed of more than 3,000 industrial issues. It is a value-weighted index calculated on price change only and does not include income.

The Value Line (Geometric) Index is an unweighted index of the approximately 1,700 stocks followed by the VALUE LINE INVESTMENT SURVEY.

The Salomon Brothers GNMA Index includes pools of mortgages originated by private lenders and guaranteed by the mortgage pools of the Government National Mortgage Association.

The Salomon Brothers' World Market Index is a measure of the return of an equally weighted basket of short-term (three month U.S. Government securities and bank deposits) investments in eight major currencies: the U.S. dollars, UK pounds sterling, Canadian dollars, Japanese yen, Swiss francs, French francs, German Deutsche mark and Netherlands guilder.

The Salomon Brothers Broad Investment-Grade Bond Index contains approximately 3,800 Treasury and agency, corporate and mortgage bonds with a rating of BBB or higher, a stated maturity of at least one year, and a par value outstanding of $25 million or more. The index is weighted according to the market value of all bond issues included in the index.

The Salomon Brothers High Grade Corporate Bond Index consists of publicly issued, non-convertible corporate bonds rated AA or AAA. It is a value-weighted, total return index, including approximately 800 issues with maturities of 12 years or grater.

The Salomon Brothers World Bond Index measures the total return performance of high-quality securities in major sectors of the international bond market. The index covers approximately 600 bonds from 10 currencies: Australian dollars, Canadian dollars, European Currency Units, French francs, Japanese yen, Netherlands guilder, Swiss francs, UK pounds sterling, U.S. dollars, and German deutsche marks.

The J.P. Morgan Global Government Bond Index is a total return, market capitalization weighted index, rebalanced monthly consisting of the following countries: Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, Netherlands, Spain, Sweden, United Kingdom and United States.

The 50/50 Index assumes a static mix of 50% of the S&P 500 Index and 50% of the Lehman Government Corporate Index.

Other Composite Indices: 70% S&P 500 Index and 30% NASDAQ Industrial Index; 35% S&P 500 Index and 65% Salomon Brothers High Grade Bond Index; and 65% S&P Index and 35% Salomon Brothers High Grade Bond Index.

The SEI Median Balanced Fund Universe measures a group of funds with an average annual equity commitment and an average annual bond - plus - private - placement commitment greater than 5% each year. SEI must have at least two years of data for a fund to be considered for the population.

The Russell 2000/Small Stock Index comprises the smallest 2000 stocks in the Russell 3000 Index, and represents approximately 11% of the total U.S. equity market capitalization. The Russell 3000 Index comprises the 3,000 largest U.S. companies by market capitalization. The smallest company has a market value of roughly $20 million.

The Russell 2500 Index is comprised of the bottom 500 stocks in the Russell 1000 Index which represents the universe of stocks from which most active money managers typically select; and all the stocks in the Russell 2000 Index. The largest security in the index has a market capitalization of approximately 1.3 billion.

The Consumer Price Index (or Cost of Living Index), published by the United States Bureau of Labor Statistics is a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

STOCKS, BONDS, BILLS AND INFLATION, published by Hobson Associates, presents an historical measure of yield, price and total return for common and small company stocks, long-term government bonds, Treasury bills and inflation.

Savings and Loan Historical Interest Rates as published in the United States Savings & Loan League Fact Book.

Historical data supplied by the research departments of First Boston Corporation, the J.P. Morgan companies, Salomon Brothers, Merrill Lynch, Pierce, Fenner & Smith, Shearson Lehman Hutton and Bloomberg L.P.

The MSCI Combined Far East Free ex Japan Index is a market-capitalization weighted index comprising stocks in Hong Kong, Indonesia, Korea, Malaysia, Philippines, Singapore and Thailand. Korea is included in the MSCI Combined Far East Free ex Japan Index at 20% of its market capitalization.

The First Boston High Yield Index generally includes over 180 issues with an average maturity range of seven to ten years with a minimum capitalization of $100 million. All issues are individually trader-priced monthly.

In reports or other communications to shareholders, the Funds may also describe general economic and market conditions affecting the Portfolios and may compare the performance of the Portfolios with (1) that of mutual funds included in the rankings prepared by Lipper or similar investment services that monitor the performance of insurance company separate accounts or mutual funds, (2) IBC/Donoghue's Money Fund Report, (3) other appropriate indices of investment securities and averages for peer universe of funds which are described in this SAI, or (4) data developed by Integrity or any of the sub-advisers derived from such indices or averages.

For those Variable Account Options which have not been investment divisions within the Separate Accounts for one of the quoted periods, the standardized average annual total return and nonstandardized total return quotations will show the investment performance such Options would have achieved (reduced by the applicable charges) had they been investment divisions within the Separate Accounts for the period quoted.

INDIVIDUALIZED COMPUTER GENERATED ILLUSTRATIONS

Integrity may from time to time use computer-based software available through Morningstar, CDA/Wiesenberger and/or other firms to provide registered representatives and existing and/or potential owners of the contracts with individualized hypothetical performance illustrations for some or all of the Variable Account Options. Such illustrations may include, without limitation, graphs, bar charts and other types of formats presenting the following information: (i) the historical results of a hypothetical investment in a single Option; (ii) the historical fluctuation of the value of a single Option (actual and hypothetical); (iii) the historical results of a hypothetical investment in more than one Option; (iv) the historical performance of two or more market indices in relation to one another and/or one or more Options; (v) the historical performance of two or more market indices in comparison to a single Option or a group of Options; (vi) a market risk/reward scatter chart showing the historical risk/reward relationship of one or more mutual funds or Options to one or more indices and a broad category of similar anonymous variable annuity subaccounts; and (vii) Option data sheets showing various information about one or more Options (such as information concerning total return for various periods, fees and expenses, standard deviation, alpha and beta, investment objective, inception date and net assets). We reserve the right to republish figures independently provided by Morningstar or any similar agency or service.

PART 7 - DETERMINATION OF ACCUMULATION UNIT VALUES

The accumulation unit value of an Option will be determined on each day the New York Stock Exchange is open for trading. The accumulation units are valued as of the close of business on the New York Stock Exchange, which currently is 4:00 p.m., Eastern time. Each Option's accumulation unit value is calculated separately. For all Options other than the Janus Money Market Option, the accumulation unit value is computed by dividing the value of the securities held by the Option plus any cash or other assets, less its liabilities, by the number of outstanding units. For the Janus Money Market Option, accumulation unit value is computed by dividing the value of the investments and other assets minus liabilities by the number of units outstanding. Securities are valued using the amortized cost method of valuation, which approximates market value. Under this method of valuation, the difference between the acquisition cost and value at maturity is amortized by assuming a constant (straight-line) accretion of a discount or amortization of a premium to maturity. Cash, receivables and current payables are generally carried at their face value.

PART 8 - DETERMINATION OF ANNUITY UNIT VALUES

The annuity unit value was initially fixed at $1.00 for contracts with assumed base rates of net investment return of 5% or 3.5% a year. For each valuation period thereafter, it is the annuity value for the preceding valuation period multiplied by the adjusted net investment factor under the contracts. For each valuation period, the adjusted net investment factor is equal to the net investment factor reduced for each day in the valuation period by:

* .00013366 for a contract with an assumed base rate of net investment return of 5% a year; or

* .00009425 for a contract with an assumed base rate of net investment return of 3.5% a year.

Because of this adjustment, the annuity unit value rises and falls depending on whether the actual rate of net investment return (after charges) is higher or lower than the assumed base rate.

All certificates have a 5% assumed base rate, except in states where that rate is not permitted. Annuity payments under contracts with an assumed base rate of 3.5% will at first be smaller than those under contracts with a 5% assumed base rate. Payments under the 3.5% contracts, however, will rise more rapidly when unit values are rising, and payments will fall more slowly when unit values are falling, than those under 5% contracts.

The amounts of variable annuity payments are determined as follows:

Payments normally start on the Annuitant's retirement date. The first three monthly payments are the same. Each of the first three monthly payments will be based on the amount taken from the tables in the contract or on our current rates, whichever is more favorable to the participant. Where Integrity's current annuity rates are used, contributions in the current and five prior participation years will qualify for Integrity's current individual annuity rates applicable to funds derived from sources outside Integrity. The balance of the proceeds will qualify for Integrity's current individual annuity rates for payment of proceeds.

The first three monthly payments depend on the assumed base rate of net investment return and the forms of annuity chosen (and any fixed period). If the annuity involves a life contingency, the risk class and the age of the annuitants will affect payments.

Payments after the first three months will vary according to the investment performance of the Variable Account Option or Options selected. After that, each payment will be calculated by multiplying the number of annuity units credited by the average annuity unit value for the second calendar month before the due date of the payment. The number of annuity units credited equals the initial periodic payment divided by the annuity unit value for the valuation period that includes the due date of the first annuity payment. The average annuity unit value is the average of the annuity unit values for the valuation periods ending in that month. Each business day together with any non-business day or consecutive non-business day immediately preceding such business day will constitute a valuation period.


ILLUSTRATION OF CHANGES IN ANNUITY UNIT VALUES. To show how we determine variable annuity payments from month to month, assume that the contract value on a retirement date is enough to fund an annuity with a monthly payment of $363 and that the annuity unit value for the valuation period that includes the due date of the first annuity payment is $1.05. The number of annuity units credited under your contract would be 345.71 (363 divided by 1.05 = 345.71).

If the fourth monthly payment is due in March, and the average annuity unit value for January was $1.10, the annuity payment for March would be the number of units (345.71) times the average annuity unit value ($1.10), or $380.28. If the average annuity unit value was $1.00 in February, the annuity payment for April would be 345.71 times $1.00, or $345.71.

For period certain life annuities and life income annuities, the participant may not surrender or redeem once annuity payments commence. For period certain life annuities only, if the payee (or the payee and the other annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to another named payee who may have the right to redeem the annuity and secure the present value of future guaranteed payments in a lump sum. The present value of future guaranteed payments for a period certain is based on the number of payments left, the assumed base rate of net return, the number of annuity units and the annuity unit value for the date Integrity receives a written request for lump sum payment of remaining values. Assets held in each of the Separate Accounts are at least equal to all statutory reserves required for such Separate Account.

PART 9 - FINANCIAL STATEMENTS

Ernst & Young LLP, Suite 2100, 400 West Market Street, Louisville, Kentucky 40202, is our independent auditor and serves as independent auditor of the Separate Accounts. Ernst & Young LLP on an annual basis will audit certain financial statements prepared by management and express an opinion on such financial statements based on their audits.

The financial statements of the Separate Account II as of December 31, 1997, and for the periods indicated in the financial statements, and the statutory-basis financial statements of Integrity as of and for the years ended December 31, 1997 and 1996 included herein have been audited by Ernst & Young LLP as set forth in their reports. No financial statements of Separate Account Ten are included because as of the date of this SAI, Separate Account Ten had not yet commenced operations.

The financial statements of Integrity should be distinguished from the financial statements of the Separate Accounts and should be considered only as they relate to the ability of Integrity to meet its obligations under the contracts. They should not be considered as relating to the investment performance of the assets held in the Separate Accounts.

                             Financial Statements

                             Separate Account II
                                      of
                       Integrity Life Insurance Company

                              DECEMBER 31, 1997
                     WITH REPORT OF INDEPENDENT AUDITORS

                             Separate Account II
                                      of
                       Integrity Life Insurance Company

                             Financial Statements


                               December 31, 1997


                                   CONTENTS

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . 1

Audited Financial Statements

Statement of Assets and Liabilities. . . . . . . . . . . . . . . . . . . . . . 2
Statement of Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Statements of Changes in Net Assets. . . . . . . . . . . . . . . . . . . . . . 6
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . 9

                           Report of Independent Auditors

Contract Holders
Separate Account II of Integrity Life Insurance Company

We have audited the accompanying statement of assets and liabilities of Separate Account II of Integrity Life Insurance Company (comprising, respectively, the Renaissance Balanced, Zweig Asset Allocation, Nicholas-Applegate Balanced, Harris Bretall Sullivan & Smith Equity Growth, Scudder Kemper Value, Zweig Equity (Small Cap), Pinnacle Fixed Income, ARM Capital Advisors Money Market, Morgan Stanley Asian Growth, Morgan Stanley Worldwide High Income, EAFE Equity Index, Equity 500 Index, Small Cap Index, VIP Equity-Income, VIP II Contrafund, VIP III Growth & Income, VIP III Growth Opportunities, Janus Aspen Capital Appreciation, Janus Aspen Balanced, Janus Aspen Worldwide Growth, Janus Aspen Money Market, JPM International Equity, JPM Bond, Morgan Stanley Asian
Equity, Morgan Stanley Emerging Markets Debt, Morgan Stanley High Yield, and Morgan Stanley U.S. Real Estate Divisions) as of December 31, 1997 and the related statements of operations and changes in net assets for the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of mutual fund shares owned in The Legends Fund, Inc., BT Insurance Funds Trust, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Janus Aspen Series, J.P. Morgan Series Trust II and Morgan Stanley Universal Funds, Inc. (collectively the "Funds") as of December 31, 1997, by correspondence with the transfer agents of the Funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective divisions constituting Separate Account II of Integrity Life Insurance Company at December 31, 1997, the results of their operations and changes in their net assets for each of the periods indicated therein, in conformity with generally accepted accounting principles.


Louisville, Kentucky
April 17, 1998

           Separate Account II of Integrity Life Insurance Company

                     Statement of Assets and Liabilities

                              December 31, 1997

                                                                     HARRIS BRETALL
                                                       NICHOLAS-       SULLIVAN &      SCUDDER         ZWEIG         PINNACLE
                         RENAISSANCE    ZWEIG ASSET    APPLEGATE      SMITH EQUITY      KEMPER         EQUITY         FIXED
                           BALANCED      ALLOCATION     BALANCED         GROWTH          VALUE       (SMALL CAP)      INCOME
                         DIVISION (1)     DIVISION    DIVISION (1)      DIVISION      DIVISION (2)     DIVISION    DIVISION (1)
                         ------------   -----------   ------------   --------------   ------------   -----------   ------------
ASSETS
Investments at value
  (cost of $185,882,279
  in the aggregate)      $          -   $38,613,258   $          -   $   25,568,235   $ 30,002,646   $10,747,160   $          -

LIABILITIES
Account retained in
  Separate Account II
  by Integrity                      -             -              -                -              -             -              -
Payable to (receivable
  from) the general
  account of Integrity              -         8,530              -            1,283          1,039         1,271              -
                         ------------------------------------------------------------------------------------------------------
Total liabilities                   -         8,530              -            1,283          1,039         1,271              -
                         ------------------------------------------------------------------------------------------------------

NET ASSETS               $          -   $38,604,728   $          -   $   25,566,952   $ 30,001,607   $10,745,889   $          -
                         ------------------------------------------------------------------------------------------------------
                         ------------------------------------------------------------------------------------------------------

Unit value               $          -   $     18.32   $          -   $        19.74   $      23.47   $     18.15   $          -
                         ------------------------------------------------------------------------------------------------------
                         ------------------------------------------------------------------------------------------------------

Units outstanding                   -     2,107,245              -        1,295,185      1,278,296       592,060              -
                         ------------------------------------------------------------------------------------------------------
                         ------------------------------------------------------------------------------------------------------

                         ARM CAPITAL                     MORGAN STANLEY
                           ADVISORS     MORGAN STANLEY      WORLDWIDE     EAFE EQUITY   EQUITY 500    SMALL CAP   VIP EQUITY-
                         MONEY MARKET    ASIAN GROWTH     HIGH INCOME        INDEX         INDEX        INDEX       INCOME
                         DIVISION (1)    DIVISION (1)     DIVISION (1)      DIVISION     DIVISION      DIVISION    DIVISION
                         ------------   --------------   --------------   -----------   -----------   ---------   ------------
ASSETS
Investments at value
  (cost of $185,882,279
  in the aggregate)      $          -   $            -   $            -   $   185,111   $10,972,042   $ 662,926   $  1,564,837

LIABILITIES
Account retained in
  Separate Account II
  by Integrity                      -                -                -             -     8,690,000           -              -
Payable to (receivable
  from) the general
  account of Integrity              -                -                -           (11)         (971)       (121)           306
                         -----------------------------------------------------------------------------------------------------
Total liabilities                  -                -                -            (11)    8,689,029        (121)           306
                         -----------------------------------------------------------------------------------------------------

NET ASSETS               $          -   $            -   $            -   $   185,122   $ 2,283,013   $ 663,047   $  1,564,531
                         -----------------------------------------------------------------------------------------------------
                         -----------------------------------------------------------------------------------------------------

Unit value               $          -   $            -   $            -   $      9.42   $     10.16   $    9.44   $      10.06
                         -----------------------------------------------------------------------------------------------------
                         -----------------------------------------------------------------------------------------------------

Units outstanding                   -                -                -        19,652       224,706      70,238        155,520
                         -----------------------------------------------------------------------------------------------------
                         -----------------------------------------------------------------------------------------------------

(1) Effective November 14, 1997, the net assets of the division were transferred to a new division through a substitution

(2) Effective December 31, 1997, Scudder Kemper became the sub-adviser to the portfolio (formerly Dreman Value or Zurich Kemper Value)

SEE ACCOMPANYING NOTES.

           Separate Account II of Integrity Life Insurance Company

                     Statement of Assets and Liabilities

                              December 31, 1997

                                       VIP III       VIP III       JANUS ASPEN                  JANUS ASPEN
                           VIP II      GROWTH &       GROWTH         CAPITAL      JANUS ASPEN    WORLDWIDE    JANUS ASPEN
                         CONTRAFUND     INCOME     OPPORTUNITIES   APPRECIATION     BALANCED       GROWTH     MONEY MARKET
                          DIVISION     DIVISION       DIVISION       DIVISION       DIVISION     DIVISION       DIVISION
                         ----------   ----------   -------------   ------------   -----------   -----------   ------------
ASSETS
Investments at value
  (cost of $185,882,279
  in the aggregate)      $1,258,365   $1,224,985   $     802,515   $    872,945   $56,355,035   $ 1,436,742   $  6,395,761

LIABILITIES
Account retained in
  Separate Account II
  by Integrity                    -            -               -              -             -             -              -
Payable to (receivable
  from) the general
  account of Integrity         (318)         527             388           (132)       27,209           (56)         2,531
                         -------------------------------------------------------------------------------------------------
Total liabilities              (318)         527             388           (132)       27,209           (56)         2,531
                         -------------------------------------------------------------------------------------------------

NET ASSETS               $1,258,683   $1,224,458   $     802,127   $    873,077   $56,327,826   $ 1,436,798   $  6,393,230
                         -------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------------

Unit value               $     9.73   $    10.24   $       10.26   $       9.47   $      9.95   $      9.47   $      10.08
                         -------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------------

Units outstanding           129,361      119,576          78,180         92,194     5,661,088       151,721        634,249
                         -------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------------

                              JPM                                      MORGAN STANLEY                  MORGAN STANLEY
                          INTERNATIONAL                 MORGAN STANLEY    EMERGING      MORGAN STANLEY    U.S. REAL
                             EQUITY        JPM BOND     ASIAN EQUITY    MARKETS DEBT     HIGH YIELD        ESTATE
                            DIVISION       DIVISION       DIVISION        DIVISION        DIVISION        DIVISION         TOTAL
                          -------------  ------------  --------------  --------------  --------------  --------------  ------------
ASSETS
Investments at value
  (cost of $185,882,279
  in the aggregate)      $     383,076   $8,169,633    $    4,120,133  $    6,027,970  $      705,744  $      683,914  $206,753,033

LIABILITIES
Account retained in
  Separate Account II
  by Integrity                       -    3,912,700                 -               -               -               -    12,602,700
Payable to (receivable
  from) the general
  account of Integrity          (3,566)      (2,783)           24,706          (2,589)           (167)            240        57,316
                         ----------------------------------------------------------------------------------------------------------
Total liabilities               (3,566)   3,909,917            24,706          (2,589)           (167)            240    12,660,016
                         ----------------------------------------------------------------------------------------------------------

NET ASSETS               $     386,642   $4,259,716    $    4,095,427  $    6,030,559  $      705,911  $      683,674  $194,093,017
                         ----------------------------------------------------------------------------------------------------------
                         ----------------------------------------------------------------------------------------------------------

Unit value               $        9.28   $    10.19    $         8.46  $         9.23  $        10.11  $        10.15
                         --------------------------------------------------------------------------------------------
                         --------------------------------------------------------------------------------------------

Units outstanding               41,664      418,029           484,093         653,365          69,823          67,357
                         --------------------------------------------------------------------------------------------
                         --------------------------------------------------------------------------------------------


(1) Effective November 14, 1997, the net assets of the division were transferred to a new division through a substitution

(2) Effective December 31, 1997, Scudder Kemper became the sub-adviser to the portfolio (formerly Dreman Value or Zurich Kemper Value)

SEE ACCOMPANYING NOTES.

           Separate Account II of Integrity Life Insurance Company

                            Statement of Operations

                         Year Ended December 31, 1997

                                                                       HARRIS BRETALL
                                                         NICHOLAS-       SULLIVAN &       SCUDDER        ZWEIG         PINNACLE
                           RENAISSANCE    ZWEIG ASSET    APPLEGATE      SMITH EQUITY       KEMPER        EQUITY         FIXED
                             BALANCED      ALLOCATION     BALANCED         GROWTH          VALUE       (SMALL CAP)      INCOME
                           DIVISION (1)     DIVISION    DIVISION (1)      DIVISION        DIVISION       DIVISION    DIVISION (1)
                           ------------   -----------   ------------   --------------   ------------   -----------   ------------
INVESTMENT INCOME
 Reinvested dividends      $  2,797,648   $   455,490   $  5,196,480   $    1,652,011   $  4,941,089   $   458,143   $    624,989

EXPENSES
 Mortality and expense
  risk and administrative
  charges                       222,794       509,212        460,362          292,884        333,486       126,411         39,309
                           ------------------------------------------------------------------------------------------------------
NET INVESTMENT
 INCOME (LOSS)                2,574,854       (53,722)     4,736,118        1,359,127      4,607,603       331,732        585,680

REALIZED AND UNREALIZED
 GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss)
   on sales of investments      390,362     1,826,513      6,643,936        1,657,678      2,895,358       581,172        119,741
  Net unrealized
   appreciation
   (depreciation)
   of investments:
    Beginning of period       1,075,003     4,051,089      4,981,432        2,469,362      4,678,834     1,160,972        178,025
    End of period                     -     9,197,585              -        5,303,939      3,271,286     2,206,200              -
                           ------------------------------------------------------------------------------------------------------
  Change in net unrealized
   appreciation/
   depreciation during the
   period                    (1,075,003)    5,146,496     (4,981,432)       2,834,577     (1,407,548)    1,045,228       (178,025)
                           ------------------------------------------------------------------------------------------------------

NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS    (684,641)    6,973,009      1,662,504        4,492,255      1,487,810     1,626,400        (58,284)
                           ------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN
 NET ASSETS RESULTING FROM
 OPERATIONS                $  1,890,213   $ 6,919,287   $  6,398,622   $    5,851,382   $  6,095,413   $  1,958,132   $  527,396
                           ------------------------------------------------------------------------------------------------------
                           ------------------------------------------------------------------------------------------------------

                             ARM CAPITAL                     MORGAN STANLEY
                               ADVISORS     MORGAN STANLEY      WORLDWIDE     EAFE EQUITY   EQUITY 500     SMALL CAP    VIP EQUITY-
                             MONEY MARKET    ASIAN GROWTH     HIGH INCOME        INDEX         INDEX         INDEX        INCOME
                             DIVISION (1)    DIVISION (1)     DIVISION (1)    DIVISION (2)  DIVISION (2)  DIVISION (2)  DIVISION (2)
                             ------------   --------------   --------------   ------------  -----------   ------------  ------------
INVESTMENT INCOME
 Reinvested dividends        $  258,129     $       30,081   $    1,392,730   $         -   $         -   $       -     $         -

EXPENSES
 Mortality and expense
  risk and administrative
  charges                        77,914            105,953           72,702           237         3,380       1,256           1,962
                             ------------------------------------------------------------------------------------------------------
NET INVESTMENT
 INCOME (LOSS)                  180,215            (75,872)       1,320,028          (237)       (3,380)     (1,256)         (1,962)

REALIZED AND UNREALIZED
 GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain (loss)
   on sales of investments            -         (3,580,422)        (307,315)       (1,410)       24,320      (2,087)         (1,026)
  Net unrealized
   appreciation
   (depreciation)
   of investments:
    Beginning of period               -            643,373          582,804             -             -           -               -
    End of period                     -                  -                -           229       211,601      (3,373)         32,071
                             ------------------------------------------------------------------------------------------------------
  Change in net unrealized
    appreciation/
    depreciation during
    the period                        -           (643,373)        (582,804)          229       211,601      (3,373)         32,071
                             ------------------------------------------------------------------------------------------------------

NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS           -         (4,223,795)        (890,119)       (1,181)      235,921      (5,460)         31,045
                             ------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN
 NET ASSETS RESULTING FROM
 OPERATIONS                  $  180,215     $   (4,299,667)  $      429,909   $    (1,418)  $   232,541   $  (6,716)    $    29,083
                             ------------------------------------------------------------------------------------------------------
                             ------------------------------------------------------------------------------------------------------


(1) For the period January 1, 1997 to November 14, 1997 (date of substitution)

(2) For the period October 1, 1997 (commencement of operations) to December 31, 1997

SEE ACCOMPANYING NOTES.

           Separate Account II of Integrity Life Insurance Company

                         Year Ended December 31, 1997

                                            VIP III         VIP III      JANUS ASPEN                   JANUS ASPEN
                               VIP II       GROWTH &         GROWTH        CAPITAL      JANUS ASPEN     WORLDWIDE     JANUS ASPEN
                            CONTRAFUND       INCOME      OPPORTUNITIES   APPRECIATION     BALANCED       GROWTH       MONEY MARKET
                           DIVISION (2)   DIVISION (2)   DIVISION (2)    DIVISION (2)   DIVISION (2)   DIVISION (2)   DIVISION (2)
                           ------------   ------------   -------------   ------------   ------------   ------------   ------------
INVESTMENT INCOME
 Reinvested dividends      $          -   $     26,609   $           -   $      2,616   $    481,762   $      3,003   $     46,480

EXPENSES
 Mortality and expense
  risk and administrative
  charges                         1,911          1,670           1,102          1,175         97,981          2,753         12,379
                           -------------------------------------------------------------------------------------------------------
NET INVESTMENT
 INCOME (LOSS)                   (1,911)        24,939          (1,102)         1,441        383,781            250         34,101

REALIZED AND UNREALIZED
 GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain
   (loss) on sales
   of investments                (1,143)           871             719           (275)         7,630         (6,364)             -
  Net unrealized
   appreciation
   (depreciation) of
   investments:
    Beginning of period               -              -               -              -              -              -              -
    End of period                 9,019          5,855          20,242         17,388        741,775         25,860            268
                           -------------------------------------------------------------------------------------------------------
  Change in net unrealized
   appreciation/
   depreciation during
   the period                     9,019          5,855          20,242         17,388        741,775         25,860            268
                           -------------------------------------------------------------------------------------------------------

NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS                   7,876          6,726          20,961         17,113        749,405         19,496            268
                           -------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS           $      5,965   $     31,665   $      19,859   $     18,554   $  1,133,186   $     19,746   $     34,369
                           -------------------------------------------------------------------------------------------------------
                           -------------------------------------------------------------------------------------------------------

                              JPM                                       MORGAN STANLEY                  MORGAN STANLEY
                         INTERNATIONAL                 MORGAN STANLEY     EMERGING      MORGAN STANLEY    U.S. REAL
                            EQUITY       JPM BOND       ASIAN EQUITY     MARKETS DEBT     HIGH YIELD       ESTATE
                         DIVISION (2)   DIVISION (2)    DIVISION (2)     DIVISION (2)    DIVISION (2)     DIVISION (2)     TOTAL
                         -------------  ------------   --------------  ---------------  --------------  --------------  ------------
INVESTMENT INCOME
 Reinvested dividends    $     44,586   $    221,104   $        5,436  $       220,506  $       43,003  $       18,332   $18,920,227

EXPENSES
 Mortality and
  expense risk and
  administrative charges          678          8,140            7,319           10,639             962             986     2,395,557
                         -----------------------------------------------------------------------------------------------------------
NET INVESTMENT
 INCOME (LOSS)                 43,908        212,964           (1,883)         209,867          42,041          17,346    16,524,670

REALIZED AND UNREALIZED
 GAIN (LOSS) ON
 INVESTMENTS
  Net realized gain
   (loss) on sales
   of investments              (3,034)         6,293           (9,713)          15,980              40          (2,302)   10,255,522
  Net unrealized
   appreciation
   (depreciation) of
   investments:
    Beginning of period            -               -                -               -                -                -   19,820,894
    End of period             (43,743)       (94,734)        (270,549)         272,291         (33,966)          1,510    20,870,754
                         -----------------------------------------------------------------------------------------------------------
  Change in net
   unrealized
   appreciation/
   depreciation during
   the period                 (43,743)       (94,734)        (270,549)         272,291         (33,966)          1,510     1,049,860
                         -----------------------------------------------------------------------------------------------------------

NET REALIZED AND
 UNREALIZED GAIN
 (LOSS) ON INVESTMENTS        (46,777)       (88,441)        (280,262)         288,271         (33,926)           (792)   11,305,382
                         -----------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS         $     (2,869)  $    124,523   $     (282,145) $       498,138  $        8,115  $       16,554   $27,830,052
                         -----------------------------------------------------------------------------------------------------------
                         -----------------------------------------------------------------------------------------------------------

(1) For the period January 1, 1997 to November 14, 1997 (date of substitution)

(2) For the period October 1, 1997 (commencement of operations) to December 31, 1997

SEE ACCOMPANYING NOTES.

           Separate Account II of Integrity Life Insurance Company

                       Statement of Changes in Net Assets

                         Year Ended December 31, 1997

                                                                         HARRIS BRETALL
                                                           NICHOLAS-       SULLIVAN &     SCUDDER                    PINNACLE
                             RENAISSANCE    ZWEIG ASSET    APPLEGATE      SMITH EQUITY     KEMPER     ZWEIG EQUITY      FIXED
                               BALANCED      ALLOCATION     BALANCED         GROWTH         VALUE      (SMALL CAP)      INCOME
                             DIVISION (1)     DIVISION    DIVISION (1)      DIVISION      DIVISION      DIVISION     DIVISION (1)
                             ------------   -----------   ------------   --------------  -----------   ------------   ------------
INCREASE (DECREASE) IN
 NET ASSETS FROM OPERATIONS
  Net investment
   income (loss)             $  2,574,854   $   (53,722)  $  4,736,118   $    1,359,127  $ 4,607,603   $   331,732    $    585,680
  Net realized gain (loss)
   on sales of investments        390,362     1,826,513      6,643,936        1,657,678    2,895,358       581,172         119,741
  Change in net unrealized
   appreciation/depreciation
   during the period           (1,075,003)    5,146,496     (4,981,432)       2,834,577   (1,407,548)    1,045,228        (178,025)
                             ------------------------------------------------------------------------------------------------------
Net increase (decrease) in
 net assets resulting
 from operations                1,890,213     6,919,287      6,398,622        5,851,382    6,095,413     1,958,132         527,396


INCREASE (DECREASE) IN NET
 ASSETS FROM CONTRACT
 RELATED TRANSACTIONS
  Contributions from
   contract holders               239,307       960,854        553,462        1,849,299    3,061,202       372,847          99,454
  Contract terminations
   and benefits                (1,955,314)   (3,276,103)    (5,444,946)      (2,068,659)  (2,362,975)     (686,221)       (499,685)
  Net transfers among
   investment options         (19,426,994)   (3,072,161)   (40,879,178)       2,350,763    2,785,843       385,912      (3,247,591)
                             ------------------------------------------------------------------------------------------------------
Net increase (decrease) in
 net assets from contract
 related transactions         (21,143,001)   (5,387,410)   (45,770,662)       2,131,403    3,484,070        72,538      (3,647,822)

Contribution by Integrity               -             -              -                -            -             -               -
Transfer of Integrity
 contributions                          -             -              -                -            -             -      (4,393,502)
Redemption of contributions
 by Integrity                           -             -              -                -            -             -        (829,601)
Change in amounts retained
 in Separate Account II
 by Integrity                           -             -              -                -            -             -       4,889,484
                             ------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
 NET ASSETS                   (19,252,788)    1,531,877    (39,372,040)       7,982,785    9,579,483     2,030,670      (3,454,045)

Net assets,
 beginning of year             19,252,788    37,072,851     39,372,040       17,584,167   20,422,124     8,715,219       3,454,045
                             ------------------------------------------------------------------------------------------------------
NET ASSETS,
 END OF YEAR                 $          -   $38,604,728   $          -   $   25,566,952  $30,001,607   $10,745,889    $          -
                             ------------------------------------------------------------------------------------------------------
                             ------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS
 Contributions                     15,583        54,696         30,942           99,659      140,705        21,227           8,404
 Terminations and benefits       (134,658)     (196,743)      (319,281)        (114,760)    (110,644)      (42,891)        (42,854)
 Net transfers                 (1,295,531)     (184,907)    (2,268,287)         126,167      128,601        21,255        (266,425)
                             ------------------------------------------------------------------------------------------------------
Increase (decrease)
 in units                      (1,414,606)     (326,954)    (2,556,626)         111,066      158,662          (409)       (300,875)
                             ------------------------------------------------------------------------------------------------------
                             ------------------------------------------------------------------------------------------------------
                           ARM CAPITAL                     MORGAN STANLEY
                             ADVISORS     MORGAN STANLEY      WORLDWIDE      EAFE EQUITY    EQUITY 500    SMALL CAP    VIP EQUITY-
                           MONEY MARKET    ASIAN GROWTH     HIGH INCOME         INDEX          INDEX        INDEX        INCOME
                           DIVISION (1)    DIVISION (1)     DIVISION (1)    DIVISION (2)   DIVISION (2)  DIVISION (2)  DIVISION (2)
                           ------------   --------------   --------------   ------------   ------------  ------------  ------------
INCREASE (DECREASE)
 IN NET ASSETS
 FROM OPERATIONS
  Net investment
   income (loss)           $    180,215   $      (75,872)  $    1,320,028   $       (237)  $     (3,380) $     (1,256) $     (1,962)
  Net realized gain
   (loss) on sales
   of investments                     -       (3,580,422)        (307,315)        (1,410)        24,320        (2,087)       (1,026)
  Change in net
   unrealized
   appreciation/
   depreciation during
   the period                         -         (643,373)        (582,804)           229        211,601        (3,373)       32,071
                           --------------------------------------------------------------------------------------------------------
Net increase (decrease)
 in net assets resulting
 from operations                180,215       (4,299,667)         429,909         (1,418)       232,541       (6,716)        29,083

INCREASE (DECREASE) IN
 NET ASSETS FROM CONTRACT
 RELATED TRANSACTIONS
  Contributions from
   contract holders           2,377,697          200,769          273,104        156,248      1,369,486       412,616     1,086,187
  Contract terminations
   and benefits              (1,914,055)        (717,549)        (404,944)             -         (2,233)       (1,119)       (3,254)
  Net transfers among
   investment options        (4,783,860)      (5,457,768)      (6,293,754)        30,292        873,219       258,266       452,515
                           --------------------------------------------------------------------------------------------------------
Net increase (decrease)
 in net assets from
 contract related
 transactions                (4,320,218)      (5,974,548)      (6,425,594)       186,540      2,240,472       669,763     1,535,448

Contribution
 by Integrity                         -                -                -              -      10,000,000            -             -
Transfer of
 Integrity contributions              -                -                -              -              -             -             -
Redemption of contributions
 by Integrity                         -                -                -              -     (1,500,000)            -             -
Change in amounts retained
 in Separate Account II
 by Integrity                         -                -                -              -     (8,690,000)            -             -
                           --------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
 NET ASSETS                  (4,140,003)     (10,274,215)      (5,995,685)       185,122      2,283,013       663,047     1,564,531

Net assets,
 beginning of year            4,140,003       10,274,215        5,995,685              -              -             -             -
                           --------------------------------------------------------------------------------------------------------
NET ASSETS,
 END OF YEAR               $          -   $            -   $            -   $    185,122   $  2,283,013  $    663,047  $  1,564,531
                           --------------------------------------------------------------------------------------------------------
                           --------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS
 Contributions                  215,787           20,532           18,520         16,374        137,771        43,324       110,542
 Terminations and benefits     (173,350)         (73,751)         (27,984)             -           (222)         (122)         (329)
 Net transfers                 (422,952)        (927,145)        (425,321)         3,278         87,157        27,036        45,307
                           --------------------------------------------------------------------------------------------------------
Increase (decrease)
 in units                      (380,515)        (980,364)        (434,785)        19,652        224,706        70,238       155,520
                           --------------------------------------------------------------------------------------------------------
                           --------------------------------------------------------------------------------------------------------


(1) For the period January 1, 1997 to November 14, 1997 (date of substitution)

(2) For the period October 1, 1997 (commencement of operations) to December 31, 1997

SEE ACCOMPANYING NOTES.

           Separate Account II of Integrity Life Insurance Company

                       Statement of Changes in Net Assets

                         Year Ended December 31, 1997

                                            VIP III         VIP III      JANUS ASPEN                   JANUS ASPEN
                               VIP II       GROWTH &         GROWTH        CAPITAL      JANUS ASPEN     WORLDWIDE     JANUS ASPEN
                            CONTRAFUND       INCOME      OPPORTUNITIES   APPRECIATION     BALANCED       GROWTH       MONEY MARKET
                           DIVISION (2)   DIVISION (2)   DIVISION (2)    DIVISION (2)   DIVISION (2)   DIVISION (2)   DIVISION (2)
                           ------------   ------------   -------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
  Net investment
   income (loss)           $     (1,911)  $     24,939   $      (1,102)  $      1,441   $    383,781   $        250   $     34,101
  Net realized gain
   (loss) on sales
   of investments                (1,143)           871             719           (275)         7,630         (6,364)             -
  Change in net
   unrealized
   appreciation/
   depreciation during
   the period                     9,019          5,855          20,242         17,388        741,775         25,860            268
                           --------------------------------------------------------------------------------------------------------
Net increase (decrease)
 in net assets resulting
 from operations                  5,965         31,665          19,859         18,554      1,133,186         19,746         34,369

INCREASE (DECREASE) IN
 NET ASSETS FROM CONTRACT
 RELATED TRANSACTIONS
  Contributions from
   contract holders             943,451        723,054         496,323        435,970        636,465      1,035,639        939,640
  Contract terminations
   and benefits                  (3,648)        (2,262)         (1,547)        (2,522)      (616,133)        (2,927)      (492,006)
  Net transfers among
   investment options           312,915        472,001         287,492        421,075     55,174,308        384,340      5,911,227
                           --------------------------------------------------------------------------------------------------------
Net increase (decrease)
 in net assets from
 contract related
 transactions                 1,252,718      1,192,793         782,268        854,523     55,194,640      1,417,052      6,358,861

Contribution by
 Integrity                            -              -               -              -              -              -              -
Transfer of
 Integrity contributions              -              -               -              -              -              -              -
Redemption of
 contributions by
 Integrity                            -              -               -              -              -              -              -
Change in amounts
 retained in Separate
 Account II by Integrity              -              -               -              -              -              -              -
                           --------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
 NET ASSETS                   1,258,683      1,224,458         802,127        873,077     56,327,826      1,436,798      6,393,230

Net assets,
 beginning of year                    -              -               -              -              -              -              -
                           --------------------------------------------------------------------------------------------------------
NET ASSETS,
 END OF YEAR               $  1,258,683   $  1,224,458   $     802,127   $    873,077   $ 56,327,826   $  1,436,798   $  6,393,230
                           --------------------------------------------------------------------------------------------------------
                           --------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS
 Contributions                   98,124         72,438          49,718         47,193         64,763        109,924         93,550
 Terminations
  and benefits                     (380)          (228)           (154)          (273)       (62,625)          (310)       (48,943)
 Net transfers                   31,617         47,366          28,616         45,274      5,658,950         42,107        589,642
                           --------------------------------------------------------------------------------------------------------
Increase (decrease)
 in units                       129,361        119,576          78,180         92,194      5,661,088        151,721        634,249
                           --------------------------------------------------------------------------------------------------------
                           --------------------------------------------------------------------------------------------------------

                              JPM                                      MORGAN STANLEY                  MORGAN STANLEY
                         INTERNATIONAL                MORGAN STANLEY     EMERGING      MORGAN STANLEY    U.S. REAL
                            EQUITY       JPM BOND      ASIAN EQUITY     MARKETS DEBT     HIGH YIELD       ESTATE
                         DIVISION (2)   DIVISION (2)   DIVISION (2)     DIVISION (2)    DIVISION (2)     DIVISION (2)     TOTAL
                         -------------  ------------  --------------  ---------------  --------------  --------------  ------------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 OPERATIONS
  Net investment
   income (loss)         $      43,908  $    212,964  $       (1,883) $       209,867  $       42,041  $       17,346  $ 16,524,670
  Net realized gain
   (loss) on sales
   of investments               (3,034)        6,293          (9,713)          15,980              40          (2,302)   10,255,522
  Change in net
   unrealized
   appreciation/
   depreciation during
   the period                  (43,743)      (94,734)       (270,549)         272,291         (33,966)          1,510     1,049,860
                           --------------------------------------------------------------------------------------------------------
Net increase (decrease)
 in net assets resulting
 from operations                (2,869)      124,523        (282,145)         498,138           8,115          16,554    27,830,052

INCREASE (DECREASE) IN
 NET ASSETS FROM CONTRACT
 RELATED TRANSACTIONS
  Contributions from
   contract holders            170,010       556,426         203,790          281,945         547,063         603,425    20,585,733
  Contract terminations
   and benefits                 (1,401)       (7,958)        (31,589)         (53,434)           (191)         (1,043)  (20,553,718)
  Net transfers among
   investment options          220,902     3,647,188       4,205,371        5,303,910         150,924          64,738       531,895
                           --------------------------------------------------------------------------------------------------------
Net increase (decrease)
 in net assets from
 contract related
 transactions                  389,511     4,195,656       4,377,572        5,532,421         697,796         667,120       563,910

Contribution by
 Integrity                           -             -               -                -               -               -    10,000,000
Transfer of
 Integrity contributions             -     4,393,502               -                -               -               -             -
Redemption of
 contributions by
 Integrity                           -      (541,265)              -                -               -               -    (2,870,866)
Change in amounts
 retained in Separate
 Account II by Integrity             -    (3,912,700)              -                -               -               -    (7,713,216)
                           --------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
 NET ASSETS                    386,642     4,259,716       4,095,427        6,030,559         705,911         683,674    27,809,880

Net assets,
 beginning of year                   -             -               -                -               -                   166,283,137
                           --------------------------------------------------------------------------------------------------------
NET ASSETS,
 END OF YEAR             $     386,642  $  4,259,716  $    4,095,427  $     6,030,559  $      705,911  $      683,674  $194,093,017
                           --------------------------------------------------------------------------------------------------------
                           --------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS
 Contributions                  18,674        55,298          22,387           31,830          54,841          61,162
 Terminations
  and benefits                    (152)         (787)         (3,706)          (5,948)            (19)           (105)
 Net transfers                  23,142       363,518         465,412          627,483          15,001           6,300
                           ------------------------------------------------------------------------------------------
Increase (decrease)
 in units                       41,664       418,029         484,093          653,365          69,823          67,357
                           ------------------------------------------------------------------------------------------
                           ------------------------------------------------------------------------------------------

(1) For the period January 1, 1997 to November 14, 1997 (date of substitution)

(2) For the period October 1, 1997 (commencement of operations) to December 31, 1997

SEE ACCOMPANYING NOTES.

           Separate Account II of Integrity Life Insurance Company

                       Statement of Changes in Net Assets

                         Year Ended December 31, 1996

                                                                      HARRIS BRETALL
                                                         NICHOLAS-       SULLIVAN &                      ZWEIG         PINNACLE
                            RENAISSANCE   ZWEIG ASSET    APPLEGATE      SMITH EQUITY       DREMAN        EQUITY         FIXED
                              BALANCED     ALLOCATION     BALANCED         GROWTH           VALUE      (SMALL CAP)      INCOME
                              DIVISION     DIVISION       DIVISION        DIVISION        DIVISION       DIVISION    DIVISION (1)
                            -----------   -----------   -----------   ---------------   ------------   -----------   ------------
INCREASE (DECREASE) IN
 NET ASSETS FROM OPERATIONS
 Net investment
   income (loss)            $ 2,117,717   $ 3,978,456   $ 3,635,292   $     1,027,018   $    650,393   $   668,314   $    228,188
  Net realized gain on
   sales of investments         655,789       842,466       931,615         1,671,001        691,112       314,094         47,286
  Change in net unrealized
   appreciation/
   depreciation during
   the period                (1,340,992)     (440,941)      376,969          (582,235)     1,962,344       274,520        (43,021)
                            ------------------------------------------------------------------------------------------------------
Net increase in net assets
 resulting from operations    1,432,514     4,379,981     4,943,876         2,115,784      3,303,849     1,256,928        232,453

INCREASE IN NET ASSETS
 FROM CONTRACT RELATED
  TRANSACTIONS
  Contributions from
   contract holders             953,601     1,594,693     1,465,809           948,583      1,968,441       597,739        294,247
  Contract terminations
   and benefits              (2,403,466)   (3,120,656)   (3,535,059)         (985,699)      (885,620)     (458,034)      (496,471)
  Net transfers among
   investment options          (553,222)       67,484    (1,107,719)       (2,235,148)     4,055,187       (76,315)       257,435
                            ------------------------------------------------------------------------------------------------------
Net increase (decrease)
 in net assets derived
 from contract related
 transactions                (2,003,087)   (1,458,479)   (3,176,969)       (2,272,264)     5,138,008        63,390         55,211

Contribution by Integrity             -             -             -                 -              -             -      5,100,000
Redemption of contributions
 by Integrity                         -             -             -                 -              -             -       (427,404)
Change in amounts retained
 in Separate Account II
 by Integrity                         -             -             -                 -              -             -     (4,889,484)
                            ------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
 NET ASSETS                    (570,573)    2,921,502     1,766,907          (156,480)     8,441,857     1,320,318         70,776

Net assets,
 beginning of year           19,823,361    34,151,349    37,605,133        17,740,647     11,980,267     7,394,901      3,383,269
                            ------------------------------------------------------------------------------------------------------
NET ASSETS,
 END OF YEAR                $19,252,788   $37,072,851   $39,372,040   $    17,584,167   $ 20,422,124   $ 8,715,219   $  3,454,045
                            ------------------------------------------------------------------------------------------------------
                            ------------------------------------------------------------------------------------------------------

UNIT TRANSACTIONS
 Contributions                   74,451       113,298       103,241            69,303        121,912        44,288         26,149
 Terminations and benefits     (186,197)     (224,554)     (247,769)          (70,256)       (53,978)      (33,536)       (44,297)
 Net transfers                  (45,683)        4,432       (78,235)         (157,899)       244,948        (6,113)        23,024
                            ------------------------------------------------------------------------------------------------------
Increase (decrease)
 in units                      (157,429)     (106,824)     (222,763)         (158,852)       312,882         4,639          4,876
                            ------------------------------------------------------------------------------------------------------
                            ------------------------------------------------------------------------------------------------------

                                                                    ARM CAPITAL                     MORGAN STANLEY
                                                                     ADVISORS      MORGAN STANLEY     WORLDWIDE
                                                                    MONEY MARKET    ASIAN GROWTH     HIGH INCOME
                                                                    DIVISION (2)     DIVISION         DIVISION           TOTAL
                                                                    ------------   --------------   --------------   -------------
INCREASE (DECREASE) IN  NET ASSETS FROM OPERATIONS
  Net investment income (loss)                                      $    188,275   $     (149,868)  $      496,787   $  12,840,572
  Net realized gain on sales of investments                                    -          112,991          324,824       5,591,178
  Change in net unrealized appreciation/
   depreciation during the period                                              -          357,164          280,935         844,743
                                                                    ---------------------------------------------------------------
Net increase in net assets resulting from operations                     188,275          320,287        1,102,546      19,276,493

INCREASE IN NET ASSETS  FROM CONTRACT RELATED TRANSACTIONS
  Contributions from contract holders                                  1,268,496          713,034          387,603      10,192,246
  Contract terminations and benefits                                  (4,338,106)        (467,378)        (478,432)    (17,168,921)
  Net transfers among investment options                               1,440,917          195,818          801,549       2,845,986
                                                                    ---------------------------------------------------------------
Net increase (decrease) in net assets derived
 from contract related transactions                                   (1,628,693)         441,474          710,720      (4,130,689)

Contribution by Integrity                                                      -                -                -       5,100,000
Redemption of contributions  by Integrity                                      -                -       (1,712,890)     (2,140,294)
Change in amounts retained  in Separate Account II  by Integrity               -                -        1,583,037      (3,306,447)
                                                                    ---------------------------------------------------------------
INCREASE (DECREASE) IN  NET ASSETS                                    (1,440,418)         761,761        1,683,413      14,799,063

Net assets,  beginning of year                                         5,580,421        9,512,454        4,312,272     151,484,074
                                                                    ---------------------------------------------------------------
NET ASSETS,  END OF YEAR                                            $  4,140,003   $   10,274,215   $    5,995,685   $ 166,283,137
                                                                    ---------------------------------------------------------------
                                                                    ---------------------------------------------------------------
UNIT TRANSACTIONS
 Contributions                                                           118,338           63,417           31,518
 Terminations and benefits                                              (401,374)         (45,176)         (39,959)
 Net transfers                                                           135,102           17,490           58,888
                                                                    -----------------------------------------------
Increase (decrease) in units                                            (147,934)          35,731           50,447
                                                                    -----------------------------------------------
                                                                    -----------------------------------------------

(1) Effective April 1, 1996, J.P. Morgan Investment Management, Inc. replaced Mitchell Hutchins Institutional Investors, Inc. as sub-adviser to the portfolio.

(2) Effective April 1, 1996, ARM Capital Advisors, Inc. became the sole investment manager of the portfolio.

SEE ACCOMPANYING NOTES.

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                        Notes to Financial Statements

                              December 31, 1997

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

Integrity Life Insurance Company ("Integrity") established Separate Account II (the "Separate Account") on May 21, 1992, for the purpose of issuing flexible premium variable annuity contracts ("contracts"). The Separate Account is a unit investment trust registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The operations of the Separate Account are part of Integrity.

Integrity is an indirect wholly owned subsidiary of ARM Financial Group, Inc. ("ARM"). ARM specializes in the growing asset accumulation business with particular emphasis on retirement savings and investment products.

Contract holders may allocate or transfer their account values to one or more investment divisions of the Separate Account or to one or more fixed guaranteed rate options or systematic transfer options of Integrity's Separate Account
GPO. The Separate Account divisions invest in shares of the corresponding portfolios of the following funds or insurance trust funds ("Funds"): BT Insurance Funds Trust ("BT Funds Trust"); Variable Insurance Products Fund ("VIP"), Variable Insurance Products Fund II ("VIP II"), and Variable Insurance Products Fund III ("VIP III"), part of the Fidelity Investments group of companies (collectively, "Fidelity's VIP Funds"); The Legends Fund, Inc. ("Legends Fund"); Janus Aspen Series; J.P. Morgan Series Trust II ("JPM Series"); and Morgan Stanley Universal Funds, Inc. ("Morgan Stanley Universal Funds"). Bankers Trust Global Asset Management Services, a unit of Bankers Trust Company, is the investment manager of the BT Funds Trust. Fidelity Management and Research Company serves as investment adviser to Fidelity's VIP Funds. Integrity Capital Advisors, Inc. (formerly known as ARM Capital Advisors, Inc.), a wholly owned subsidiary of ARM, is the investment adviser of the Legends Fund. Janus Capital Corporation serves as investment adviser to the Janus Aspen Series. J.P. Morgan Investment Management Inc. is the investment adviser to the JPM Series. Morgan Stanley Asset Management Inc. ("MSAM") serves as investment adviser to the Morgan

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stanley Universal Funds except for Morgan Stanley High Yield Portfolio, for which Miller Anderson & Sherrerd, LLP serves as investment adviser. MSAM is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("Morgan Stanley"). At December 31, 1997, approximately 53% of the outstanding shares of voting stock of ARM is owned by certain private equity funds sponsored by Morgan Stanley, therefore these two entities are considered affiliates.

On July 23, 1997, Integrity filed an application (amended on October 9, 1997) with the Securities and Exchange Commission ("SEC") pursuant to Section 26(b) of the Investment Company Act for an order to approve a substitution of certain divisions of the Separate Account (the "Substitution"). The Substitution involved the transfer of assets from a division within the Separate Account to a new division which invests in shares of corresponding investment portfolios of an insurance trust mutual fund ("New Division") deemed to have (i) substantially similar investment strategies and (ii) historically stronger investment performance and/or lower expense ratios (after waivers and reimbursements). The Substitution was approved by the SEC on November 14, 1997, and was effected on that day. The divisions of the Separate Account affected by the Substitution and the New Divisions which received the assets are as follows:

Original Division                          New Division
-----------------                          ------------
Renaissance Balanced                       Janus Aspen Balanced

Nicholas-Applegate Balanced                Janus Aspen Balanced

Pinnacle Fixed Income                      JPM Bond

ARM Capital Advisors Money Market          Janus Aspen Money Market

Morgan Stanley Asian Growth                Morgan Stanley Asian Equity

Morgan Stanley Worldwide High Income       Morgan Stanley Emerging Markets Debt

Units of each division of the Separate Account affected by the Substitution were redeemed in-kind and the redemption proceeds were used to purchase units of the New Division. The costs of the Substitution were borne by Integrity, and no fees, transfer

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

charges or sales charges to effect the Substitution were imposed on the Separate Account or the contract holders. Prior to and immediately following the Substitution, the account values of contract holders were the same. In addition, the Substitution did not alter the tax or insurance benefits to contract holders or the contractual obligation of Integrity.

The contract holder's account value in a Separate Account division will vary depending on the performance of the corresponding portfolio. The Separate Account currently has twenty-one investment divisions available. The investment objective of each division and its corresponding portfolio are the same. Set forth below is a summary of the investment objectives of the portfolios of the Funds.

     ZWEIG ASSET ALLOCATION PORTFOLIO seeks long-term capital appreciation. It invests primarily in blue chip stocks, consistent with preservation of capital and the reduction of portfolio exposure to market risk, as determined by the sub-adviser to the portfolio. Blue chip stocks are stocks which the sub-adviser considers comparable to the stocks included in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") at the time of purchase, and that have a minimum of $400 million market capitalization, average daily trading volume of 50,000 shares or $425 million in total assets, and which are traded on the New York Stock Exchange ("NYSE"), American Stock Exchange ("AMEX"), over-the-counter ("OTC") or on foreign exchanges. Zweig/Glaser Advisers is the sub-adviser to the portfolio.

     HARRIS BRETALL SULLIVAN & SMITH EQUITY GROWTH PORTFOLIO seeks long-term capital appreciation. It primarily invests in stocks of established companies with proven records of superior and consistent growth. The portfolio may invest all or a portion of its assets in cash and cash equivalents if the sub-adviser considers the equity markets to be overvalued. The portfolio may invest in United States government securities when this appears desirable in light of the portfolio's investment objective or when market conditions warrant. Harris Bretall Sullivan & Smith, LLC is the sub-adviser to the portfolio.

     SCUDDER KEMPER VALUE PORTFOLIO seeks primarily long-term capital appreciation with a secondary objective of current income. It invests principally in a diversified portfolio of securities believed by the sub-adviser to be undervalued. The sub-adviser's philosophy centers on identifying stocks of large, well-known companies with solid financial strength and generous dividend yields that have low price-

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     earnings ratios and have been generally overlooked by the market. On December 31, 1997, Zurich Kemper Value, Inc. (formerly Dreman Value Advisors, Inc.) and Scudder Kemper Investments, Inc. were appointed sub-advisors following the merger of Zurich Kemper Investments, Inc. into Scudder, Stevens and Clark, Inc.

     ZWEIG EQUITY (SMALL CAP) PORTFOLIO seeks long-term capital appreciation. It invests primarily in "small company stocks," consistent with preservation of capital and reduction of portfolio exposure to market risk, as determined by the sub-adviser. Current income is not an objective. "Small company stocks" are the 2,500 stock positions immediately after the 500 largest stocks ranked in terms of market capitalization and/or trading volume, and which are traded on the NYSE, AMEX, OTC or on foreign exchanges. Zweig/Glaser Advisers is the sub-adviser to the portfolio.

     EAFE EQUITY INDEX PORTFOLIO seeks to replicate as closely as possible (before the deduction of expenses) the total return of the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index, a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States. The portfolio will be invested primarily in equity securities of business enterprises organized and domiciled outside of the United States or for which the principal trading market is outside the United States. Statistical methods will be employed to replicate the EAFE Index by buying most of the EAFE Index securities. Securities purchased for the portfolio will generally, but not necessarily, be traded on a foreign securities exchange. Bankers Trust Global Asset Management Services is the investment adviser to the portfolio.

     EQUITY 500 INDEX PORTFOLIO seeks to replicate as closely as possible (before the deduction of expenses) the total return of the S&P 500, an index emphasizing large-capitalization stocks. The portfolio will include the common stock of those companies included in the S&P 500, other than Bankers Trust New York Corporation, selected on the basis of computer generated statistical data, that are deemed representative of the industry diversification of the entire S&P 500. Bankers Trust Global Asset Management Services is the investment adviser to the portfolio.

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     SMALL CAP INDEX PORTFOLIO seeks to replicate as closely as possible (before the deduction of expenses) the total return of the Russell 2000 Small Stock Index (the "Russell 2000"), an index consisting of 2,000 small-capitalization common stocks. The portfolio will include the common stock of companies included in the Russell 2000, on the basis of computer-generated statistical data, that are deemed representative of the industry diversification of the entire Russell 2000. Bankers Trust Global Asset Management Services is the investment adviser to the portfolio.

     VIP EQUITY-INCOME PORTFOLIO seeks reasonable income by investing primarily in income producing equity securities, with the potential for capital appreciation as a consideration. It normally invests at least 65% of its assets in income-producing common or preferred stocks and the remainder in debt securities. Fidelity Management and Research Company serves as the investment adviser to the portfolio.

     VIP II CONTRAFUND PORTFOLIO is a growth fund which seeks to increase the value of the investment over the long-term by investing in equity securities of companies that are undervalued or out of favor. This approach focuses on companies that are currently out of public favor but show potential for capital appreciation. The portfolio invests primarily in common stocks and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation. Fidelity Management and Research Company serves as the investment adviser to the portfolio.

     VIP III GROWTH & INCOME PORTFOLIO seeks high total return through a combination of current income and capital appreciation by investing mainly in equity securities. It invests primarily in stocks of companies that offer potential for growth in earnings while paying dividends, but offer the potential for capital appreciation on future income. Investments may include common and preferred stocks, convertible securities, fixed-income securities and foreign securities. Fidelity Management and Research Company serves as the investment adviser to the portfolio.

     VIP III GROWTH OPPORTUNITIES PORTFOLIO seeks to provide capital growth by investing primarily in common stocks and securities convertible into common stock. Although the portfolio invests in common stocks and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stocks and bonds, that may produce capital growth. Fidelity Management and Research Company serves as the investment adviser to the portfolio.

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     JANUS ASPEN CAPITAL APPRECIATION PORTFOLIO seeks long-term growth of capital. It is a non-diversified portfolio that pursues its objective by investing primarily in common stocks of issuers of any size, which may include larger well-established issuers and/or smaller emerging growth companies. The portfolio invests primarily in common stocks of foreign and domestic companies, and may invest to a lesser degree in other types of securities including preferred stocks, warrants, convertible securities and debt securities when its portfolio manager perceives an opportunity for capital growth from such securities or to receive a return on idle cash. Janus Capital Corporation serves as the investment adviser to the portfolio.

     JANUS ASPEN BALANCED PORTFOLIO seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks. Janus Capital Corporation serves as the investment adviser to the portfolio.

     JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. Janus Aspen Worldwide Growth portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at any time invest in fewer than five countries or even a single country. Janus Capital Corporation serves as the investment adviser to the portfolio.

     JANUS ASPEN MONEY MARKET PORTFOLIO seeks maximum current income to the extent consistent with stability of capital. There can be no assurance that the portfolio will achieve its investment objective or be able to maintain a stable net asset value of $1.00 per share. The portfolio will invest only in eligible high quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital Corporation, the portfolio's investment adviser, pursuant to procedures

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     adopted by the Trustees. The portfolio may at any time invest only in United States dollar-denominated instruments that have a remaining maturity of 397 days or less and will maintain a dollar-weighted average portfolio maturity of 90 days or less. Janus Capital Corporation serves as the investment adviser to the portfolio.

     JPM INTERNATIONAL EQUITY PORTFOLIO seeks to provide a high total return from a portfolio of equity securities of foreign corporations. Total return will consist of realized and unrealized capital gains and losses plus income less expenses. The portfolio is designed for investors with a long-term investment horizon who want to diversify their investments by adding international equities and take advantage of investment opportunities outside the United States. The portfolio seeks to achieve its investment objective through country allocation and stock valuation and selection. J.P Morgan Investment Management Inc. is the investment adviser to the portfolio.

     JPM BOND PORTFOLIO seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity. Total return will consist of realized and unrealized capital gains and losses plus income less expenses. Although the net asset value of the portfolio will fluctuate, the portfolio attempts to preserve the value of its investments to the extent consistent with its objective. J.P Morgan Investment Management Inc. is the investment adviser to the portfolio.

     MORGAN STANLEY ASIAN EQUITY PORTFOLIO seeks long-term capital appreciation by investing primarily in equity securities of Asian issuers (excluding Japan) using an approach that is oriented to the selection of individual stocks that the adviser believes are undervalued. The portfolio intends to invest primarily in equity securities that are traded on recognized stock exchanges of countries in Asia and in equity securities of companies organized under the laws of an Asian country whose business is conducted principally in Asia. MSAM serves as the investment adviser to the portfolio.

     MORGAN STANLEY EMERGING MARKETS DEBT PORTFOLIO seeks high total return by investing primarily in fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located. MSAM serves as the investment adviser to the portfolio.

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     MORGAN STANLEY HIGH YIELD PORTFOLIO seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of high yield securities, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds." The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years. Miller Anderson & Sherrerd, LLP serves as the investment adviser to the portfolio.

     MORGAN STANLEY U.S. REAL ESTATE PORTFOLIO seeks above-average current income and long-term capital appreciation by investing primarily in equity securities of United States and non-United States companies principally engaged in the United States real estate industry, including real estate investment trusts ("REITs"). MSAM serves as the investment adviser to the portfolio.

The assets of the Separate Account are owned by Integrity. The portion of the Separate Account's assets supporting the contracts may not be used to satisfy liabilities arising out of any other business of Integrity.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for unit investment trusts.

INVESTMENTS

Investments in shares of the Funds are valued at the net asset values of the respective portfolios, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share transactions are recorded on the trade date. Realized gains and losses on sales of the Funds' shares are determined based on the identified cost basis.

Dividends from income and capital gain distributions are recorded on the ex-dividend date. Dividends and distributions from the Funds' portfolios are reinvested in the respective portfolios and are reflected in the unit value of the divisions of the Separate Account.

UNIT VALUE

Unit values for the Separate Account divisions are computed at the end of each business day. The unit value is equal to the unit value for the preceding business day multiplied by a net investment factor. This net investment factor is determined based on the value of the underlying mutual fund portfolios of the Separate Account, reinvested dividends and capital gains, new premium deposits or withdrawals, and the daily asset charge for the mortality and expense risk and administrative charges. Unit values are adjusted daily for all activity in the Separate Account.

TAXES

Operations of the Separate Account are included in the income tax return of Integrity, which is taxed as a life insurance company under the Internal Revenue Code. The Separate Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Separate Account.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

2. INVESTMENTS

The aggregate cost of portfolio shares purchased and proceeds from portfolio shares sold during the year ended December 31, 1997 and the cost of shares held at December 31, 1997 for each division were as follows:

              DIVISION                     PURCHASES      SALES         COST
---------------------------------------   -----------  -----------  ------------
Renaissance Balanced                      $ 3,279,430  $21,837,178  $          -
Zweig Asset Allocation                      2,340,973    7,781,386    29,415,673
Nicholas-Applegate Balanced                 6,361,197   47,349,784             -
Harris Bretall Sullivan & Smith Equity
  Growth                                    7,379,822    3,892,787    20,264,296
Scudder Kemper Value                       14,722,202    6,619,326    26,731,360
Zweig Equity (Small Cap)                    2,662,644    2,252,697     8,540,960
Pinnacle Fixed Income                         815,185    9,099,272             -
ARM Capital Advisors Money Market          13,942,968   18,084,059             -
Morgan Stanley Asian Growth                   702,799    6,757,797             -
Morgan Stanley Worldwide High Income        2,584,939    7,690,160             -
EAFE Equity Index                             206,049       19,757       184,882
Equity 500 Index                           12,400,498    1,664,377    10,760,441
Small Cap Index                               705,568       37,182       666,299
VIP Equity-Income                           1,558,961       25,169     1,532,766
VIP II Contrafund                           1,273,937       23,448     1,249,346
VIP III Growth & Income                     1,311,454       93,195     1,219,130
VIP III Growth Opportunities                  897,603      116,049       782,273
Janus Aspen Capital Appreciation              859,546        3,714       855,557
Janus Aspen Balanced                       57,749,723    2,144,093    55,613,260
Janus Aspen Worldwide Growth                1,727,064      309,818     1,410,882
Janus Aspen Money Market                    8,592,228    2,196,735     6,395,493
JPM International Equity                      457,965       28,112       426,819
JPM Bond                                    9,371,433    1,113,359     8,264,367
Morgan Stanley Asian Equity                 4,790,850      390,455     4,390,682
Morgan Stanley Emerging Markets Debt        6,180,636      440,937     5,755,679
Morgan Stanley High Yield                     755,372       15,702       739,710
Morgan Stanley U.S. Real Estate               786,326      101,620       682,404
                                                                    ------------
                                                                    $185,882,279
                                                                    ------------
                                                                    ------------

                             Separate Account II
                                      OF
                       Integrity Life Insurance Company

                    Notes to Financial Statements (continued)

3. EXPENSES

Integrity assumes mortality and expense risks and incurs certain administrative expenses related to the operations of the Separate Account and deducts a charge from the assets of the Separate Account at an annual rate of 1.20% and 0.15% of net assets, respectively, to cover these risks and expenses. In addition, an annual charge of $30 per contract is assessed if the participant's account value is less than $50,000 at the end of any participation year prior to the participant's retirement date (as defined by the participant's contract).

4. AMOUNT RETAINED BY INTEGRITY

The amount retained in the Separate Account by Integrity is comprised of amounts which Integrity allocated to certain Separate Account divisions to facilitate the commencement of operations and amounts accruing to Integrity from the operations of the Separate Account. Such amounts are not subject to charges for mortality and expense risks and administrative expenses. Amounts retained in the Separate Account by Integrity may be transferred by Integrity to its general account.

During 1996, Integrity allocated $5.1 million to the Pinnacle Fixed Income Division. Also during 1996, Integrity transferred to its general account all amounts retained by Integrity in the Morgan Stanley Worldwide High Income Division and $427,404 retained in the Pinnacle Fixed Income Division. In 1997, Integrity allocated $10.0 million to the Equity 500 Index Division and, as a part of the Substitution, transferred all amounts retained by Integrity in the Pinnacle Fixed Income Division to the JPM Bond Division. Also during 1997, Integrity transferred to its general account $1.5 million and $541,265 retained by Integrity in the Equity 500 Index Division and JPM Bond Division, respectively.

                                 Financial Statements
                                  (Statutory Basis)

                           Integrity Life Insurance Company

                        YEARS ENDED DECEMBER 31, 1997 AND 1996
                         WITH REPORT OF INDEPENDENT AUDITORS

                           Integrity Life Insurance Company

                                 Financial Statements
                                  (Statutory Basis)


                        Years Ended December 31, 1997 and 1996




                                       CONTENTS

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . .1

Audited Financial Statements

Balance Sheets (Statutory Basis) . . . . . . . . . . . . . . . . . . . . .3
Statements of Income (Statutory Basis) . . . . . . . . . . . . . . . . . .5
Statements of Changes in Capital and Surplus (Statutory Basis) . . . . . .6
Statements of Cash Flows (Statutory Basis) . . . . . . . . . . . . . . . .7
Notes to Financial Statements (Statutory Basis). . . . . . . . . . . . . .9

                            Report of Independent Auditors

Board of Directors
Integrity Life Insurance Company

We have audited the accompanying statutory basis balance sheets of Integrity Life Insurance Company as of December 31, 1997 and 1996, and the related statutory basis statements of income, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Integrity Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance.




Louisville, Kentucky
February 10, 1998

                           Integrity Life Insurance Company

                           Balance Sheets (Statutory Basis)


                                                          DECEMBER 31,
                                                      1997          1996
                                                  --------------------------
                                                         (IN THOUSANDS)
ADMITTED ASSETS
Cash and invested assets:
  Bonds                                           $3,444,659     $2,482,392
  Preferred stocks                                    58,369         42,234
  Subsidiaries                                        54,028         48,272
  Mortgage loans                                      13,186         32,946
  Policy loans                                        99,531         98,212
  Cash and short-term investments                    201,242         87,009
  Other invested assets                               27,591          6,807
                                                  --------------------------
Total cash and invested assets                     3,898,606      2,797,872

Separate account assets                            1,822,557        764,060
Accrued investment income                             38,247         29,182
Reinsurance balances receivable                        4,837          1,702
Other admitted assets                                    207          1,400





                                                  --------------------------
Total admitted assets                             $5,764,454     $3,594,216
                                                  --------------------------
                                                  --------------------------

                                                         DECEMBER 31,
                                                      1997          1996
                                                  -------------------------
                                                        (IN THOUSANDS)
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Policy and contract liabilities:
    Life and annuity reserves                     $1,603,893     $1,722,182
    Funding agreement and GIC deposit
      fund liabilities                             2,039,202        891,936
    Unpaid claims                                        207            232
    Deposits on policies to be issued, net            (1,715)           348
                                                  -------------------------
  Total policy and contract liabilities            3,641,587      2,614,698

  Separate account liabilities                     1,798,069        759,170
  Accounts payable and accrued expenses                2,538          3,187
  Transfers to separate accounts due or
    accrued, net                                     (42,028)       (37,533)
  Reinsurance balances payable                        14,602         13,473
  Federal income taxes                                   763              -
  Asset valuation reserve                             23,368         13,805
  Interest maintenance reserve                        42,272         38,594
  Other liabilities                                   71,523         24,988
                                                  -------------------------
Total liabilities                                  5,552,694      3,430,382

Capital and surplus:
  Common stock, $2 par value, 1,500,000 shares
    authorized, issued and outstanding                 3,000          3,000
  Paid-in surplus                                    113,109         87,535
  Unassigned surplus                                  95,651         73,299
                                                  -------------------------
Total capital and surplus                            211,760        163,834
                                                  -------------------------
Total liabilities and capital and surplus         $5,764,454     $3,594,216
                                                  -------------------------
                                                  -------------------------

SEE ACCOMPANYING NOTES.

                           Integrity Life Insurance Company

                        Statements of Income (Statutory Basis)

                                                   YEAR ENDED DECEMBER 31,
                                                     1997           1996
                                                  -------------------------
                                                        (IN THOUSANDS)
Premiums and other revenues:
  Premiums and annuity considerations             $   13,386     $    7,803
  Deposit-type funds                               2,191,350        737,791
  Net investment income                              239,514        171,811
  Amortization of the interest maintenance
    reserve                                            2,561          3,090
  Income from separate account seed money
    investment                                           469            347
  Other revenues                                      16,988         13,085
                                                  -------------------------
Total premiums and other revenues                  2,464,268        933,927

Benefits paid or provided:
  Death benefits                                       5,136          3,196
  Annuity benefits                                   136,630         78,058
  Surrender benefits                                 408,615        248,282
  Interest on funds left on deposit                   84,652         25,204
  Payments on supplementary contracts                 10,659         10,261
  Increase in reserves and deposit fund
    liabilities                                      945,161        372,699
                                                  -------------------------
Total benefits paid or provided                    1,590,853        737,700

Insurance and other expenses:
  Commissions                                         29,189         20,270
  General expenses                                    15,869          8,955
  Taxes, licenses and fees                             1,111            549
  Net transfers to separate accounts                 785,374        137,570
  Other expenses                                       3,354          1,085
                                                  -------------------------
Total insurance and other expenses                   834,897        168,429
                                                  -------------------------
Gain from operations before federal income
  taxes and net realized capital gains (losses)       38,518         27,798

Federal income tax expense (benefit)                   2,871         (3,259)
                                                  -------------------------
Gain from operations before net realized
  capital gains (losses)                              35,647         31,057

Net realized capital gains (losses), excluding
  realized capital gains, net of tax,
  transferred to the interest maintenance
  reserve (1997-$6,239; 1996-$6,467)                   2,512         (5,015)
                                                  -------------------------
Net income                                        $   38,159     $   26,042
                                                  -------------------------
                                                  -------------------------


SEE ACCOMPANYING NOTES.

                           Integrity Life Insurance Company

            Statements of Changes in Capital and Surplus (Statutory Basis)

                        Years Ended December 31, 1997 and 1996


                                                                                         TOTAL
                                            COMMON        PAID-IN      UNASSIGNED     CAPITAL AND
                                             STOCK        SURPLUS        SURPLUS        SURPLUS
                                           ------------------------------------------------------
                                                              (IN THOUSANDS)
Balance, January 1, 1996                   $ 3,000       $ 87,535       $ 55,492       $146,027
Net income                                                                26,042         26,042
Net change in unrealized gain
  of subsidiary                                                            9,133          9,133
Decrease in nonadmitted assets                                                27             27
Increase in asset valuation reserve                                       (1,395)        (1,395)
Dividends to shareholder                                                 (16,000)       (16,000)
                                           ------------------------------------------------------
Balance, December 31, 1996                   3,000         87,535         73,299        163,834

Net income                                                                38,159         38,159
Net change in unrealized gain
  of subsidiary                                                            5,756          5,756
Increase in asset valuation reserve                                       (9,563)        (9,563)
Capital contribution, net                                                 25,574         25,574
Dividends to shareholder                                                 (12,000)       (12,000)
                                           ------------------------------------------------------
Balance, December 31, 1997                 $ 3,000       $113,109       $ 95,651       $211,760
                                           ------------------------------------------------------
                                           ------------------------------------------------------

SEE ACCOMPANYING NOTES.

                           Integrity Life Insurance Company

                      Statements of Cash Flows (Statutory Basis)


                                                   YEAR ENDED DECEMBER 31,
                                                      1997          1996
                                                  --------------------------
                                                        (IN THOUSANDS)
OPERATIONS:
  Premiums, policy proceeds, and other
    considerations received                       $2,204,736     $  745,594
  Net investment income received                     230,747        171,376
  Commission and expense allowances
    received on reinsurance ceded                      3,838          1,905
  Benefits paid                                     (561,208)      (341,767)
  Insurance expenses paid                            (46,819)       (30,246)
  Other income received net of other
    expenses paid                                      9,092         10,100
  Net transfers to separate accounts                (789,869)      (144,958)
  Federal income taxes paid                           (5,501)        (3,702)
                                                  --------------------------
Net cash provided by operations                    1,045,016        408,302

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or
  repayments of investments:
    Bonds                                          3,407,120      1,604,304
    Preferred stocks                                  87,435         57,895
    Mortgage loans                                    19,760          5,668
    Real estate                                          359              -
    Other invested assets                             10,216          7,233
    Net gains (losses) on cash and
      short-term investments                             (24)             9
    Miscellaneous proceeds                             3,436            211
                                                  --------------------------
Total investment proceeds                          3,528,302      1,675,320
Benefits recovered (taxes paid) on
  capital gains                                          175         (2,312)
                                                  --------------------------
Net proceeds from sales, maturities,
  or repayments of investments                     3,528,477      1,673,008

                           Integrity Life Insurance Company

                                                    YEAR ENDED DECEMBER 31,
                                                      1997           1996
                                                  -------------------------
                                                         (IN THOUSANDS)
Cost of investments acquired:
  Bonds                                            4,376,185      1,960,794
  Preferred and common stocks                        101,175         92,077
  Other invested assets                               31,931              -
                                                  -------------------------
Total cost of investments acquired                 4,509,291      2,052,871
Net increase in policy loans and premium notes         1,320          3,569
                                                  -------------------------
Net cash used in investment activities              (982,134)      (383,432)

FINANCING AND MISCELLANEOUS ACTIVITIES:
Other cash provided:
  Capital and surplus paid-in                         40,000              -
  Other sources                                       52,548         40,403
                                                  -------------------------
Total other cash provided                             92,548         40,403

Other cash applied:
  Dividends to shareholder                            12,000         16,000
  Other applications, net                             29,197         16,740
                                                  -------------------------
Total other cash applied                              41,197         32,740
                                                  -------------------------
Net cash provided by financing and
  miscellaneous activities                            51,351          7,663
                                                  -------------------------

Net increase in cash and short-term investments      114,233         32,533

Cash and short-term investments at beginning
  of year                                             87,009         54,476
                                                  -------------------------
Cash and short-term investments at end of year    $  201,242     $   87,009
                                                  -------------------------
                                                  -------------------------

SEE ACCOMPANYING NOTES.

                           Integrity Life Insurance Company

                   Notes to Financial Statements (Statutory Basis)

                                  December 31, 1997





1. ORGANIZATION AND ACCOUNTING POLICIES

ORGANIZATION

Integrity Life Insurance Company ("Integrity" or the "Company") is an indirect wholly owned subsidiary of ARM Financial Group, Inc. ("ARM"). ARM acquired the Company and its wholly owned insurance subsidiary, National Integrity Life Insurance Company ("National Integrity"), on November 26, 1993 from The National Mutual Life Association of Australasia Limited ("National Mutual"). The Company is domiciled in the state of Ohio. The Company, currently licensed in 45 states and the District of Columbia, and National Integrity specialize in the growing asset accumulation business with particular emphasis on retirement savings and investment products.

In June 1997, ARM completed an initial public offering of 9.2 million shares of its common stock of which 5.75 million shares were sold by ARM for net proceeds of $78.8 million. The remaining 3.45 million shares were sold by certain private equity funds sponsored by Morgan Stanley Dean Witter & Co. ("Morgan Stanley Stockholders"). On June 30, 1997, ARM used a portion of such net proceeds to make a $40 million capital contribution to the Company, thereby strengthening the Company's capital base to provide for future growth. Simultaneously, the Company paid a $14.4 million dividend of bonds held by the Company to ARM for a net capital contribution of $25.6 million. The Morgan Stanley Stockholders owned approximately 91% of the outstanding shares of ARM's common stock prior to the offering and, as a result of the offering, owned approximately 53% at December 31, 1997.

BASIS OF PRESENTATION

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Such practices vary from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

INVESTMENTS

Investments in bonds and preferred stocks are reported at amortized cost or fair value based on the National Association of Insurance Commissioners' ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments are reported at amortized

                           Integrity Life Insurance Company

1. ORGANIZATION AND ACCOUNTING POLICIES (CONTINUED)

cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholder's equity for those designated as available-for-sale. In addition, fair values of certain investments in bonds and stocks are based on values specified by the NAIC, rather than on actual or estimated fair values used for GAAP.

Realized gains and losses are reported in income net of income tax and transfers to the interest maintenance reserve. Changes between cost and admitted investment asset amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account. The Asset Valuation Reserve is determined by an NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold using the seriatim method. The net deferral is reported as the Interest Maintenance Reserve in the accompanying balance sheets. Under GAAP, realized gains and losses are reported in the income statement on a pretax basis in the period that the asset giving rise to the gain or loss is sold and include provisions when there has been a decline in asset values deemed other than temporary.

SUBSIDIARY

The accounts and operations of the Company's subsidiary are not consolidated with the accounts and operations of the Company as would be required under GAAP.

POLICY ACQUISITION COSTS

Costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to investment-type products, to the extent recoverable from future gross profits, are amortized generally in proportion to the emergence of future gross profits over the estimated term of the underlying policies.

NONADMITTED ASSETS

Certain assets designated as "nonadmitted," principally receivables greater than 90 days past due, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

PREMIUMS AND BENEFITS

Revenues include premiums and deposits received and benefits include death benefits paid and the change in policy reserves. Under GAAP, such premiums and deposits received are accounted for as a deposit liability and therefore not recognized as premium revenue; benefits paid equal to the policy account value are accounted for as a return of deposit instead of benefit expense.

BENEFIT RESERVES

Certain policy reserves are calculated using statutorily prescribed interest and mortality assumptions rather than on expected experience or actual account balances as would be required under GAAP.

FEDERAL INCOME TAXES

Deferred federal income taxes are not provided for differences between the financial statement amounts and tax bases of assets and liabilities.

STATEMENT OF CASH FLOWS

Cash and short-term investments in the statement of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory basis financial statements are as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                       1997          1996
                                                    ------------------------
                                                         (IN THOUSANDS)
Net income as reported in the accompanying
  statutory basis financial statements              $ 38,159       $ 26,042

Deferred policy acquisition costs,
  net of amortization                                 19,174         11,036
Adjustments to customer deposits                     (10,224)        (1,883)
Adjustments to invested asset carrying values
  at acquisition date                                    (69)          (412)
Amortization of value of insurance in force           (8,423)        (5,850)
Amortization of interest maintenance reserve          (2,561)        (3,090)
Adjustments for realized investment gains                217          3,373
Adjustments for federal income tax expense            (4,419)        (6,516)
Investment in subsidiary                               6,009          9,498
Other                                                  3,300         (2,108)
                                                    ------------------------

Net income, GAAP basis                              $ 41,163       $ 30,090
                                                    ------------------------
                                                    ------------------------

                                                    YEAR ENDED DECEMBER 31,
                                                      1997           1996
                                                   -------------------------
                                                         (IN THOUSANDS)
Capital and surplus as reported in the
  accompanying statutory basis
  financial statements                             $ 211,760      $ 163,834

Adjustments to customer deposits                    (179,265)      (169,041)
Adjustments to invested asset carrying
  values at acquisition date                         (15,432)       (15,580)
Asset valuation reserve and interest
  maintenance reserve                                 88,089         81,246
Value of insurance in force                           76,929         85,352
Goodwill                                               6,571          6,826
Deferred policy acquisition costs                     73,528         54,354
Net unrealized gains on available-for-sale
  securities                                           2,912         (9,211)
Other                                                 25,035          8,238
                                                   -------------------------

Shareholder's equity, GAAP basis                   $ 290,127      $ 206,018
                                                   -------------------------
                                                   -------------------------

Other significant accounting practices are as follows:

INVESTMENTS

Bonds, preferred stocks, common stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

Bonds and short-term investments are reported at cost or amortized cost. The discount or premium on bonds is amortized using the interest method. For loan-backed bonds and structured securities, anticipated prepayments are considered when determining the amortization of discount or premium. Prepayment assumptions for loan-backed bonds and structured securities are obtained from broker-dealer survey values or internal estimates. These assumptions are consistent with the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Preferred stocks are reported at cost.

The Company's investment in its insurance subsidiary is reported at the equity in the underlying statutory basis of National Integrity's net assets. Changes in the admitted asset carrying amount of the investment are credited or charged directly to unassigned surplus.

Short-term investments includes investments with maturities of less than one year at the date of acquisition.

Mortgage loans and policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method.

BENEFITS

Life and annuity reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Ohio Department of Insurance. The Company waives deduction of deferred fractional premiums upon the death of life and annuity policy insureds and does not return any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserve. Policies issued subject to multiple table substandard extra premiums are valued on the standard reserve basis which recognizes the non-level incidence of the excess mortality costs. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves.

Tabular interest, tabular less actual reserve released, and tabular cost have been determined by formula as prescribed by the NAIC.

REINSURANCE

Reinsurance premiums, benefits and expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, benefits and expenses, and the reserves for policy and contract liabilities are reported net, rather than gross, of reinsured amounts.

SEPARATE ACCOUNTS

Separate account assets and liabilities reported in the accompanying financial statements represent funds that are separately administered, principally for variable annuity contracts and institutional funding agreements. Separate account assets are reported at fair value. Surrender charges collectible by the general account in the event of variable annuity contract surrenders are reported as a negative liability rather than an asset pursuant to prescribed NAIC accounting practices. Investment income and interest credited on deposits held in guaranteed separate accounts are included in the accompanying statements of income. The Company receives administratives fees for managing the non-guaranteed separate accounts and other fees for assuming mortality and certain expense risks. Such fees are included in other revenues.

USE OF ESTIMATES

The preparation of financial statements in compliance with statutory accounting practices requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the presentation of the 1997 financial statements. These reclassifications had no effect on previously reported net income or surplus.

2. PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's statutory basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Ohio Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC is in the process of codifying statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the

Company uses to prepare its statutory basis financial statements. Codification has been approved by the NAIC in March 1998, but it will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, Ohio must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory basis results to the Department of Insurance. At this time it is unclear whether Ohio will adopt Codification. The Company is monitoring developments related to codification and assessing the potential effects any changes would have on the Company's statutory basis financial statements.

3. INVESTMENTS

The cost or amortized cost and the fair value of investments in bonds are summarized as follows:

                                          COST OR          GROSS          GROSS
                                         AMORTIZED       UNREALIZED     UNREALIZED
                                           COST            GAINS          LOSSES     FAIR VALUE
                                      ---------------------------------------------------------
                                                              (IN THOUSANDS)
At December 31, 1997:
  Mortgage-backed securities          $  1,606,968        $     -         $    -     $1,606,968
  Corporate securities                   1,132,531         13,329          7,533      1,138,327
  Asset-backed securities                  374,841              -              -        374,841
  U.S. Treasury securities and
    obligations of U.S. government
    agencies                               276,801            714              7        277,508
  Foreign governments                       49,513            121            437         49,197
  States and political subdivisions          4,005            160              -          4,165
                                      ---------------------------------------------------------
Total bonds                           $  3,444,659        $14,324         $7,977     $3,451,006
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------

                                          COST OR          GROSS          GROSS
                                         AMORTIZED       UNREALIZED     UNREALIZED
                                           COST            GAINS          LOSSES     FAIR VALUE
                                      ---------------------------------------------------------
                                                              (IN THOUSANDS)
At December 31, 1996:
  Mortgage-backed securities          $  1,182,448        $     -        $   170     $1,182,278
  Corporate securities                     746,732          5,315         19,741        732,306
  Asset-backed securities                  282,903              -              -        282,903
  U.S. Treasury securities and
    obligations of U.S. government
    agencies                               226,928            778          1,343        226,363
  Foreign governments                       39,336            160            296         39,200
  States and political subdivisions          4,045            121              -          4,166
                                      ---------------------------------------------------------
Total bonds                           $  2,482,392         $6,374        $21,550     $2,467,216
                                      ---------------------------------------------------------
                                      ---------------------------------------------------------

Fair values are based on published quotations of the Securities Valuation Office of the NAIC. Fair values generally represent quoted market value prices for securities traded in the public marketplace, or analytically determined values using bid or closing prices for securities not traded in the public marketplace. However, for certain investments for which the NAIC does not provide a value, the Company uses the amortized cost amount as a substitute for fair value in accordance with prescribed guidance. As of December 31, 1997 and 1996, the fair value of investments in bonds includes $2.9 billion and $1.9 billion, respectively, of bonds that were valued at amortized cost.

A summary of the cost or amortized cost and fair value of the Company's investments in bonds at December 31, 1997, by contractual maturity, is as follows:

                                                        COST OR
                                                       AMORTIZED
                                                          COST        FAIR VALUE
                                                       -------------------------
                                                            (IN THOUSANDS)
Years to maturity:
  One or less                                          $    3,455     $    3,458
  After one through five                                  115,951        116,123
  After five through ten                                  283,999        282,881
  After ten                                             1,059,445      1,066,735
  Asset-backed securities                                 374,841        374,841
  Mortgage-backed securities                            1,606,968      1,606,968
                                                       -------------------------

Total                                                  $3,444,659     $3,451,006
                                                       -------------------------
                                                       -------------------------

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties and because asset-backed and mortgage-backed securities (including floating-rate securities) provide for periodic payments throughout their life.

Proceeds from the sales of investments in bonds during 1997 and 1996 were $2.9 billion and $1.4 billion; gross gains of $34.9 million and $26.2 million, and gross losses of $26.9 million and $14.4 million were realized on those sales, respectively.

At December 31, 1997 and 1996, bonds with an admitted asset value of $7,664,000 and $7,693,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

At December 31, 1997 and 1996, the fair value of future contracts, call and put options and interest rate swaps held by the Company was, in its separate accounts, $11.3 million and $3.9 million, respectively. These derivative financial instruments are used to hedge specific market value risks associated with the Company's equity-indexed annuity products and separate account seed money investments and interest rate risks associated with certain institutional spread deposits. The derivative financial instruments are not held for trading purposes and are classified on the Company's balance sheet as separate account assets. The derivative financial instruments hedge items carried at fair value and are therefore marked to market with unrealized gains and losses recognized through the separate account statements of operations. The Company is exposed to credit-related losses in the event of nonperformance by counter parties to the derivative financial instruments, but does not expect any counter parties to fail to meet their obligations given their high credit ratings.

Unrealized gains and losses on investment in subsidiary are reported directly in surplus and do not affect operations. The gross unrealized gains and losses on, and the cost and fair value of, the investment are summarized as follows:

                          COST OR          GROSS          GROSS
                         AMORTIZED       UNREALIZED     UNREALIZED
                           COST            GAINS          LOSSES     FAIR VALUE
                         ------------------------------------------------------
                                              (IN THOUSANDS)
At December 31, 1997:
  Subsidiary             $  17,823      $  36,205           $  -      $  54,028
                         ------------------------------------------------------
                         ------------------------------------------------------

At December 31, 1996:
  Subsidiary             $  17,823      $  30,449           $  -      $  48,272
                         ------------------------------------------------------
                         ------------------------------------------------------


The Company's mortgage loan portfolio is primarily comprised of agricultural loans. The Company has made no new investments in mortgage loans during 1997. The maximum percentage of any one loan to the value of the security at the time of the loan exclusive of and purchase money mortgages is 75%. Fire insurance is required on all properties covered by mortgage loans. As of December 31, 1997, the Company held no mortgages with interest more than one year past due. During 1997, no interest rates of outstanding mortgage loans were reduced. No amounts have been advanced by the Company.

Major categories of the Company's net investment income are summarized as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                           1997           1996
                                                         -----------------------
                                                             (IN THOUSANDS)
Income:
  Bonds                                                  $216,166       $158,724
  Preferred stocks                                          6,042          3,626
  Mortgage loans                                            5,619          3,703
  Real estate                                                 158            218
  Policy loans                                              6,842          6,729
  Cash and short-term investments                           7,072          3,849
  Other investment income                                     880            168
                                                         -----------------------
Total investment income                                   242,779        177,017

Investment expenses                                        (3,265)        (5,206)
                                                         -----------------------

Net investment income                                    $239,514       $171,811
                                                         -----------------------
                                                         -----------------------

4. REINSURANCE

Consistent with prudent business practices and the general practice of the insurance industry, the Company reinsures risks under certain of its insurance products with other insurance companies through reinsurance agreements. Through these reinsurance agreements, substantially all mortality risks associated with single premium endowment and variable annuity deposits and substantially all risks associated with variable life business have been reinsured with non-affiliated insurance companies. A contingent liability exists with respect to insurance ceded which would become a liability should the reinsurer be unable to meet the obligations assumed under these reinsurance agreements.

The effect of reinsurance on premiums, annuity considerations and deposit-type funds is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                          1997           1996
                                                       -------------------------
                                                            (IN THOUSANDS)
Direct premiums and amounts assessed
  against policyholders                                $1,005,583       $241,442
Reinsurance assumed                                     1,217,681        521,067
Reinsurance ceded                                         (18,528)       (16,915)
                                                       -------------------------

Net premiums, annuity considerations and
  deposit-type funds                                   $2,204,736       $745,594
                                                       -------------------------
                                                       -------------------------

In 1997 and 1996, the Company assumed $1.1 billion and $0.5 billion, respectively, in GIC deposits through a 50% coinsurance agreement with General American Life Insurance Company.

5. FEDERAL INCOME TAXES

The Company files a consolidated return with National Integrity. The method of allocation between the companies is based on separate return calculations after consolidated losses and credits.

Income before income taxes differs from taxable income principally due to value of insurance in force, interest maintenance reserves, and differences in policy and contract liabilities and investment income for tax and financial reporting purposes.

The current year and prior year tax provisions were calculated including consolidated net operating loss carryover benefits of $12.4 million and $14.2 million, respectively.

6. SURPLUS

Dividends that ARM may receive from the Company in any year without prior approval of the Ohio Insurance Director are limited by statute to the greater of (i) 10% of the Company's statutory capital and surplus as of the preceding December 31, and (ii) the Company's statutory net income for the preceding year. The maximum dividend payments that may be made by the Company to ARM during 1998 are $38.2 million.

Under New York insurance laws, National Integrity may pay dividends to Integrity only out of its earnings and surplus, subject to at least thirty days' prior notice to the New York Insurance Superintendent and no disapproval from the Superintendent prior to the date of such dividend. The Superintendent may disapprove a proposed dividend if the Superintendent finds that the financial condition of National Integrity does not warrant such distribution.

The NAIC's Risk-Based Capital ("RBC") requirements attempt to evaluate the adequacy of a life insurance company's adjusted statutory capital and surplus in relation to investment, insurance and other business risks. The RBC formula is used by the states as an early warning tool to identify possible under-capitalized companies for the purpose of initiating regulatory action and is not designed to be a basis for ranking the financial strength of insurance companies. In addition, the formula defines a new minimum capital standard which supplements the previous system of low fixed minimum capital and surplus requirements. The RBC requirements provide for four different levels of regulatory attention depending on the ratio of the company's adjusted capital and surplus to its RBC. As of December 31, 1997 and 1996, the adjusted capital and surplus of the Company is substantially in excess of the minimum level of RBC that would require regulatory response.

7. ANNUITY RESERVES

At December 31, 1997 and 1996, the Company's general and separate account annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                        AMOUNT         PERCENT
                                                                      -------------------------
                                                                            (IN THOUSANDS)
At December 31, 1997:
  Subject to discretionary withdrawal (with adjustment):
    With market value adjustment                                      $  348,451            7.0%
    At book value less surrender charge of 5% or more                    235,360            4.7
    At market value                                                      711,105           14.3
                                                                      -------------------------
    Total with adjustment or at market value                           1,294,916           26.0
  Subject to discretionary withdrawal (without adjustment)
    at book value with minimal or no charge or adjustment              3,095,701           62.1
  Not subject to discretionary withdrawal                                594,781           11.9
                                                                      -------------------------
  Total annuity reserves and deposit fund liabilities (before
    reinsurance)                                                       4,985,398          100.0%
  Less reinsurance ceded                                                 (34,721)    ----------
                                                                      ----------     ----------
  Net annuity reserves and deposit fund liabilities                   $4,950,677
                                                                      ----------
                                                                      ----------

At December 31, 1996:
  Subject to discretionary withdrawal (with adjustment):
    With market value adjustment                                      $  121,549            4.0%
    At book value less surrender charge of 5% or more                    263,726            8.7
    At market value                                                      543,906           18.1
                                                                      -------------------------
    Total with adjustment or at market value                             929,181           30.8
  Subject to discretionary withdrawal (without adjustment)
    at book value with minimal or no charge or adjustment              1,520,259           50.5
  Not subject to discretionary withdrawal                                561,616           18.7
                                                                      -------------------------
  Total annuity reserves and deposit fund liabilities (before
    reinsurance)                                                       3,011,056          100.0%
  Less reinsurance ceded                                                 (44,653)    ----------
                                                                      ----------     ----------
  Net annuity reserves and deposit fund liabilities                   $2,966,403
                                                                      ----------
                                                                      ----------

8. SEPARATE ACCOUNTS

Separate accounts assets and liabilities represent funds segregated for the benefit of variable annuity, certain fixed annuity and variable life policyholders who generally bear the investment risk (mutual fund options), or for certain policyholders who are guaranteed a fixed rate of return (guaranteed rate options). In addition, the Company has begun marketing institutional products (fixed rate guaranteed investment contracts and funding agreements) through its separate accounts. Assets held in separate accounts are carried at estimated fair values. Information regarding the separate accounts of the Company as of and for the year ended December 31, 1997 is as follows:

                                         SEPARATE ACCOUNTS WITH
                                               GUARANTEES
                                         ------------------------
                                                       NONINDEXED
                                                       GUARANTEED        NONGUARANTEED
                                         INDEXED      MORE THAN 4%     SEPARATE ACCOUNTS    TOTAL
                                         -----------------------------------------------------------
                                                             (IN THOUSANDS)
Premiums, deposits and other
  considerations                         $521,179       $231,429       $      121,977     $  874,585
                                         -----------------------------------------------------------
                                         -----------------------------------------------------------

Reserves for separate accounts
  with assets at fair value              $546,379       $373,303       $      742,203     $1,661,885
                                         -----------------------------------------------------------
                                         -----------------------------------------------------------

Reserves for separate accounts
  by withdrawal characteristics:
    Subject to discretionary withdrawal
      (with adjustment):
        With market adjustment           $      -       $343,032       $            -     $  343,032
        At book value without
         market value adjustment
         and with current surrender
         charge of 5%                       5,420         30,271                    -         35,691
        At market value                         -              -              742,203        742,203
                                         -----------------------------------------------------------
    Total with adjustment or
      at market value                       5,420        373,303              742,203      1,120,926
    Not subject to discretionary
      withdrawal                          540,959              -                    -        540,959
                                         -----------------------------------------------------------

Total separate accounts reserves         $546,379       $373,303       $      742,203     $1,661,885
                                         -----------------------------------------------------------
                                         -----------------------------------------------------------

A reconciliation of the amounts transferred to and from the separate accounts for the years ended December 31, 1997 and 1996 is presented below:

                                                                          1997           1996
                                                                        -----------------------
                                                                            (IN THOUSANDS)
Transfers as reported in the Summary of Operations
  of the Separate Accounts Statement:
    Transfers to separate accounts                                      $874,585       $200,092
    Transfers from separate accounts                                     (99,876)       (71,356)
                                                                        -----------------------
Net transfers to separate accounts                                       774,709        128,736

Reconciling adjustments:
  Mortality and expense charges reported as other revenues                 8,838          6,977
  Policy deductions and other expense reported as
    other revenues                                                         1,827          1,857
                                                                        -----------------------
Transfers as reported in the Summary of Operations
  of the Life, Accident and Health Annual Statement                     $785,374       $137,570
                                                                        -----------------------
                                                                        -----------------------

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about all financial instruments, including insurance liabilities classified as investment contracts, unless specifically exempted. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of such instruments. For financial instruments not separately disclosed below, the carrying amount is a reasonable estimate of fair value.

                                                           DECEMBER 31, 1997             DECEMBER 31, 1996
                                                       -------------------------------------------------------
                                                        CARRYING                      CARRYING
                                                         AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                                       -------------------------------------------------------
                                                                           (IN THOUSANDS)
Assets:
  Bonds                                                $3,444,659     $3,643,009     $2,482,392     $2,552,022
  Preferred stocks                                         58,369         59,964         42,234         43,550
  Mortgage loans                                           13,186         13,186         32,946         32,946

Liabilities:
  Life and annuity reserves for
    investment-type contracts                          $3,320,869     $3,379,388     $2,279,832     $2,297,739
  Separate accounts annuity reserves                    1,630,787      1,607,081        687,292        686,518

BONDS AND PREFERRED STOCKS

Fair values for bonds and preferred stocks are based on quoted market prices where available. For bonds and preferred stocks for which a quoted market price is not available, fair values are estimated using internally calculated estimate or quoted market price of comparable investments.

MORTGAGE LOANS

The carrying amount of mortgage loans approximates their fair value.

LIFE AND ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES

The fair value of single premium immediate annuity reserves are based on discounted cash flow calculations using a market yield rate for assets with similar durations. The fair value amounts of deposit fund liabilities and the remaining annuity reserves are primarily based on the cash surrender values of the underlying contracts.

SEPARATE ACCOUNTS ANNUITY RESERVES

The fair value of separate accounts annuity reserves for investment-type products equals the cash surrender values.

10. RELATED PARTY TRANSACTIONS

Effective January 1, 1994, the Company entered into an Administrative Services Agreement with ARM. ARM performs certain administrative and special services for the Company to assist with its business operations. The services include policyholder services; accounting, tax and auditing; underwriting; marketing and product development; functional support services; payroll functions; personnel functions; administrative support services; and investment functions. During 1997 and 1996, the Company was charged $19.3 million and $13.8 million, respectively, for these services in accordance with the requirements of applicable insurance law and regulations.

11. YEAR 2000 (UNAUDITED)

The Company is currently evaluating on an ongoing basis, its computer systems and the systems of other companies on which the Company's operations rely to determine if they will function properly with respect to dates in the year 2000 and beyond. These activities are designed to ensure that there is no adverse effect on the Company's core business operations. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which the Company's operations rely will be converted on a timely basis and will not have a material effect on the Company. The cost of the Company's Year 2000 initiatives is not expected to be material to the Company's results of operations or financial condition.

PART C

                                  OTHER INFORMATION


ITEM 28.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  FINANCIAL STATEMENTS INCLUDED IN PART A:

     Part 1 - Financial Information

     FINANCIAL STATEMENTS INCLUDED IN PART B:

     INTEGRITY LIFE INSURANCE COMPANY:


     Report of Independent Auditors
     Balance Sheets (Statutory Basis) as of December 31, 1997 and 1996 Statements of Income (Statutory Basis) for the Years Ended
          December 31, 1997 and 1996
     Statements of Changes in Capital and Surplus (Statutory Basis) for the Years Ended
          December 31, 1997 and 1996
     Statements of Cash Flows (Statutory Basis) for the Years Ended
          December 31, 1997 and 1996
     Notes to Financial Statements (Statutory Basis)


(b)  EXHIBITS:

     The following exhibits are filed herewith unless indicated otherwise:

     1. Resolutions of the Board of Directors of Integrity Life Insurance Company (INTEGRITY) authorizing the establishment of Separate Account Ten, the Registrant. Incorporated by reference from Form N-3 registration statement filed on February 9, 1998.

     2.        Not applicable.


     3.        Form of Custodian Agreement.

     4.(a)     Form of Management Agreement.

     4.(b)     Form of Sub-Advisory Agreement.

     5.        Form of Principal Underwriter Agreement with ARM Securities
               Corporation.


     6.(a) Form of trust agreement. Incorporated by reference from Form N-4 registration statement filed on August 24, 1992.

     6.(b) Form of group variable annuity contract. Incorporated by reference from pre-effective amendment no. 1 to Form N-4 registration statement filed on November 9, 1992.

     6.(c) Form of variable annuity certificate. Incorporated by reference from N-4 registration statement filed on August 24, 1992.

     6.(d) Form of individual variable annuity contract. Incorporated by reference from pre-effective amendment no. 1 to Form N-4 registration statement (File No. 33-51270), filed on November

               9, 1992.

     6.(e) Forms of riders to certificate for qualified plans. Incorporated by reference from pre-effective amendment no. 1 to Form N-4 registration statement filed on November 9, 1992.

     6.(f) Form of rider for use in certain states eliminating the Guarantee Period Options. Incorporated by reference from Form N-4 registration statement (File No. 33-56654).

     6.(g) Alternate form of variable annuity contract for use in certain states. Incorporated by reference from Form N-4 registration statement (File No. 33-51268) on May 1, 1996.

     7. Form of application. Incorporated by reference to post-effective amendment no. 1 to Form S-1 registration statement (File No. 33-51270).

     8.(a) Certificate of Incorporation of Integrity. Incorporated by reference to post-effective amendment no. 4 to Form N-4 registration statement (File No. 51268), filed on April 28, 1995.

     8.(b) By-Laws of Integrity. Incorporated by reference to post-effective amendment no. 4 to Form N-4 registration statement (File No. 33-51268), filed on April 28, 1995.

     9.(a) Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company (CIGNA). Incorporated by reference to post-effective amendment no. 4 to Form N-4 registration statement (File No. 33-51268), filed on April 28, 1995.

     9.(b) Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company (CIGNA) effective January 1, 1995. Incorporated by reference from Form N-4 registration statement (File No. 33-51268) on May 1, 1996.

     10.       Not applicable.

     11.       Not Applicable.


     12.       Opinion and Consent of Kevin L. Howard, Esq.

     13.       Consent of Ernst & Young LLP.


     14.       Not applicable.

     15.       Not applicable.


     16. Schedule for computation of performance quotations. Incorporated by reference from Form N-4 registration statement (File No. 33-51268) on May 1, 1996.

     17.       Not applicable.



ITEM 29.  DIRECTORS AND OFFICERS OF THE INSURANCE COMPANY.

     Set forth below is information regarding the directors and principal officers of Integrity:

DIRECTORS:

Name and Principal Business Address          Position and Offices with Depositor
-----------------------------------          -----------------------------------

Mark A. Adkins                               Director
Integrity Life Insurance Company
515 West Market Street
Louisville, KY  40202

John R. McGeeney                             Director
Integrity Life Insurance Company
515 West Market Street
Louisville, KY  40202

William H. Guth                              Director and Product Development
Integrity Life Insurance Company             Officer
515 West Market Street
Louisville, KY  40202

John R. Lindholm                             Director and President
Integrity Life Insurance Company
515 West Market Street
Louisville, KY  40202


Martin H. Ruby                               Director, Chairman of the Board and
Integrity Life Insurance Company             Chief Executive Officer
515 West Market Street
Louisville, KY  40202


Gerald J. Rusnak                             Director
Integrity Life Insurance Company
200 East Wilson Bridge Road
Worthington, OH  43085

Jeffrey A. Trainer                           Director
Integrity Life Insurance Company
200 East Wilson Bridge Road
Worthington, OH  43085


SELECTED OFFICERS:  (The business address for each of the principal officers listed below is 515 West Market Street, Louisville, Kentucky 40202.)

Name and Principal Business Address          Position and Offices with Insurance
                                             Company
-----------------------------------          -----------------------------------

Dennis L. Carr                               Executive Vice President and Chief
                                             Actuary

David E. Ferguson                            Executive Vice President and Chief
                                             Technology Officer

John R. McGeeney                             Executive Vice President-Retail
                                             Business Division

Robert H. Scott                              Executive Vice President, General
                                             Counsel and Secretary

Edward L. Zeman                              Executive Vice President and Chief
                                             Financial Officer


Patricia L. Winter                           Executive Vice President -
                                             Investment Assurance and
                                             Institutional Products

Peter S. Resnik                              Treasurer

Barry G. Ward                                Controller


ITEM 30. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH INTEGRITY OR REGISTRANT

          Integrity, the depositor of Separate Account Ten, is a wholly owned subsidiary of Integrity Holdings, Inc., a Delaware corporation which is a holding company engaged in no active business. Integrity owns 100% of stock of National Integrity Life Insurance Company, a New York stock life insurance corporation. All outstanding shares of Integrity Holdings, Inc. are owned by ARM Financial Group, Inc., (ARM) a Delaware corporation which is a financial services company focusing on the long-term savings and retirement marketplace by providing retail and institutional products and services throughout the United States. ARM owns 100% of the stock of (i) ARM Securities Corporation (ARM SECURITIES), a Minnesota corporation, registered with the SEC as a broker-dealer and a member of the National Association of Securities Dealers, Inc., (ii) Integrity Capital Advisors, Inc., a New York corporation registered with the SEC as an investment adviser, (iii) SBM Certificate Company, a Minnesota corporation registered with the SEC as an issuer of face-amount certificates, and (iv) ARM Transfer Agency, Inc., a Delaware corporation registered with the SEC as a transfer and dividend disbursing agency.

          In June 1997, ARM completed an initial public offering (the "Offering") of 9.2 million shares of Class A common stock, par value of $.01 per share (the "New Class A Common Stock"), of which 5.75 million shares were sold by ARM and 3.45 million shares were sold by the Morgan Stanley Stockholders (as defined below). Concurrent with the closing of the Offering, ARM amended and restated its Certificate of Incorporation to effectuate a recapitalization such that (i) the common equity of ARM consists of New Class A Common Stock and Class B Non-Voting Common Stock, par value of $.01 per share (the "New Class B Common Stock" and, together with the New Class A Common Stock,, the "New Common Stock"), (ii) authorized shares of the New Class A Common Stock and New Class B common Stock were increased to 150 million shares and 50 million shares, respectively, (iii) each outstanding share of common stock of ARM was converted into one share of New Class A Common Stock, (iv) certain shares of the New Class A Common Stock owned by private equity funds sponsored by Morgan Stanley, Dean Witter, Discover & Co. (the successor to Morgan Stanley Group Inc. in its merger with Dean Witter, Discover & Co.) (the "Morgan Stanley Stockholders") were converted into New Class B Common Stock such that, after giving effect to such conversion, but not giving effect to the Offering, the Morgan Stanley Stockholders owned, in the aggregate, 49% of the outstanding New Class A Common Stock, and (v) each share of New Common Stock was split into 706 shares of New Common Stock. Holders of New Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except in certain circumstances. Shares of the New Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of New Class A Common Stock (1) at the option of the holder thereof to the extent that, following such conversion, the Morgan Stanley Stockholders will not, in the aggregate, own more than 49% of the outstanding shares of New Class A Common Stock, and (2) automatically upon the transfer of such shares by any Morgan Stanley Stockholder to a person that is not a Morgan Stanley Stockholder or an affiliate of a Morgan Stanley Stockholder. The Morgan Stanley Stockholders owned approximately 91% of the outstanding shares of ARM's common stock prior to the Offering and approximately 53% following the Offering.


          On April 22, 1998, ARM filed a registration statement with the SEC for a secondary offering of 10 million shares of its Class A Common Stock (the "Secondary Offering"). The Morgan Stanley Stockholders propose to sell all 10 million shares and, if the underwriters' over-allotment is exercised, up to an additional 1.5 million shares. The Secondary Offering is expected to be made in May 1998 through a syndicate of underwriters led by Morgan Stanley & Co. Incorporated.


          No person has the direct or indirect power to control Morgan Stanley, Dean Witter, Discover & Co., except insofar as he or she may have such power by virtue of his or her capacity as a director or executive officer thereof. Morgan Stanley, Dean Witter, Discover & Co., is publicly held; no individual beneficially owns more than 5% of the common shares; however, approximately 13% of such shares are subject to a stockholders' agreement or voting agreement among certain current and former principals and employees of Morgan Stanley, Dean Witter, Discover & Co., and its predecessor.

     The following list shows the subsidiaries of Morgan Stanley, Dean Witter, Discover & Co. All subsidiaries are wholly owned by their immediate parent company and are incorporated in Delaware, except where noted otherwise in parentheses.



                             "MORGAN STANLEY" COMPANIES

Fourth Street Development Co. Incorporated
Fourth Street Ltd.
Jolter Investments Inc.
Morgan Rundle Inc.
     MR Ventures Inc.
Morgan Stanley & Co. Incorporated
     Morgan Stanley Flexible Agreements Inc.
     MS Securities Services Inc.
     Prime Dealer Services Corp.
Morgan Stanley ABS Capital I Inc.
Morgan Stanley ABS Capital II Inc.
Morgan Stanley Advisory Partnership Inc.
Morgan Stanley Asset Funding Inc.
Morgan Stanley Asset Management (CPO) Inc.
Morgan Stanley Asset Management Inc.
     Morgan Stanley Asset Management Holdings Inc.
          Miller Anderson & Sherrerd, LLP (Pennsylvania)
               MAS Fund Distribution, Inc. (Pennsylvania)
     Morgan Stanley Global Franchise Inc.
Morgan Stanley Baseball, Inc.
Morgan Stanley Capital Group Inc.
Morgan Stanley Capital I Inc.
Morgan Stanley Capital (Jersey) Limited (Jersey, Channel Is.) Morgan Stanley Capital Partners III, Inc.
Morgan Stanley Capital Services Inc.
Morgan Stanley Commercial Mortgage Capital, Inc.
Morgan Stanley Commodities Management, Inc.
Morgan Stanley Derivative Products Inc.
Morgan Stanley Developing Country Debt II, Inc.
Morgan Stanley Emerging Markets Inc.
Morgan Stanley Equity (C.I.) Limited (Jersey, Channel Is.)
Morgan Stanley Equity Finance Limited (England)
Morgan Stanley Equity Investors Inc.
Morgan Stanley Finance (Jersey) Limited (Jersey)
Morgan Stanley Global Emerging Markets, Inc. (Jersey, Channel Is.) Morgan Stanley Insurance Agency Inc.
Morgan Stanley International Incorporated
     Bank Morgan Stanley AG (Switzerland)
     Morgan Stanley AOZT (Russia)
     Morgan Stanley Asia (China) Limited (Hong Kong)
     Morgan Stanley Asia Holdings I Inc.
     Morgan Stanley Asia Holdings II Inc.
     Morgan Stanley Asia Holdings III Inc.
     Morgan Stanley Asia Holdings IV Inc.
     Morgan Stanley Asia Holdings V Inc.
     Morgan Stanley Asia Holdings VI Inc.
Morgan Stanley Asia Pacific (Holdings) Limited (Cayman Islands)
     Morgan Stanley Asia Regional (Holdings) I LLC (Cayman Islands)
          Morgan Stanley Asia Limited (Hong Kong)

          Morgan Stanley Futures (Hong Kong) Limited (Hong Kong)
          Morgan Stanley Hong Kong Securities Limited (Hong Kong)
          Morgan Stanley Pacific Limited (Hong Kong)
     Morgan Stanley Asia Regional (Holdings) Ii LLC (Cayman Islands)
     Morgan Stanley Asia Regional (Holdings) III LLC (Cayman Islands)
          Morgan Stanley Asia (Singapore) Pte (Rep. of Singapore)
          Morgan Stanley Asset Management Singapore Company (Rep. of Singapore) Morgan Stanley Capital Group (Singapore) Pte (Rep. of Singapore) Morgan Stanley Futures (Singapore) Pte (Rep. of Singapore)
     Morgan Stanley Asia Regional (Holdings) IV LLC (Cayman Islands)
     Morgan Stanley Japan (Holdings) Ltd. (Cayman Islands)
          Morgan Stanley Japan Limited (Hong Kong)
Morgan Stanley Asia Pacific (Holdings) I Limited (Cayman Islands)
Morgan Stanley Asia (Taiwan) Ltd. (Rep. of China)
Morgan Stanley Asset & Investment Trust Management Co., Limited (Japan)
Morgan Stanley Australia Limited (Australia)
Morgan Stanley Australia Securities Limited (Australia)
Morgan Stanley Bank Luxembourg S.A. (Luxembourg)
Morgan Stanley Canada Limited (Canada)
Morgan Stanley Capital SA (France)
Morgan Stanley Capital (Luxembourg) S.A. (Luxembourg)
Morgan Stanley Financial Services Beteiligungs GmbH (Germany)
     Morgan Stanley Financial Services GmbH & Co. KG (Germany)
Morgan Stanley Group (Europe) Plc (England)
     Morgan Stanley Asset Management Limited (England)
     Morgan Stanley Capital Group Limited (England)
Morgan Stanley (Europe) Limited (England)
     Morgan Stanley Finance plc (England)
     Morgan Stanley Properties Limited (England)
     Morgan Stanley Property Management (UK) Limited (England)
     Morgan Stanley Services (UK) Limited (England)
     Morgan Stanley UK Group (England)
          Morgan Stanley & Co. International Limited (England)
               Morgan Stanley Funding Limited Jersey, Channel Is.)
               Morgan Stanley International Nominees Limited (England)
          Morgan Stanley & Co. Limited (England)
          Morgan Stanley Securities Limited (England)
               Morstan Nominees Limited (England)
     MS Leasing UK Limited (England)
Morgan Stanley Holding (Deutschland) GmbH (Germany)
     Morgan Stanley Bank AG (Germany)
Morgan Stanley Hong Kong Nominees Limited (Hong Kong)
Morgan Stanley International Insurance Ltd (Bermuda)
Morgan Stanley Latin America Incorporated
     Morgan Stanley Administadora de Carteiras Ltda. (Brazil)
     Morgan Stanley do Brasil Ltda. (Brazil)
     MS Carbocol Advisors Incorporated
     Morgan Stanley Latin American Derivatives Ltd. (Cayman Islands)
     Morgan Stanley Mauritius Company Limited (Mauritius)
          Morgan Stanley Asset Management India Private Limited (India)
          Morgan Stanley India Securities Private Limited (India)
               Morgan Stanley India Private Limited (India)
     Morgan Stanley Middle East Inc.
     Morgan Stanley Offshore Investment Company Ltd. (Cayman Islands)
     Morgan Stanley S.A. (France)
     Morgan Stanley Services (Jersey) Limited (Jersey, Channel Is.)
     Morgan Stanley SICAV Management S.A. (Luxembourg)

     Morgan Stanley South Africa (Pty) Limited (South Africa)
     Morgan Stanley SPVI (Cayman Islands) LLC (Cayman Islands)
          Farlington Corporation (Ireland)
               ITALSEC S.r.l. (Italy)
     Morgan Stanley SPV II (Cayman Islands) LLC (Cayman Islands)
     Morgan Stanley (Structured Products) Jersey Limited (Jersey, Channel Is.) Morgan Stanley (Thailand) Limited (Thailand)
     Morgan Stanley Wertpapiere GmbH (Germany)
     MS Italy (Holdings) Inc.
          Banca Morgan Stanley SpA (Italy)
     MS LDC, Ltd.
     MSAM/Kokusai (Cayman Islands), Inc. (Cayman Islands)
     MSL Incorporated
Morgan Stanley (Jersey) Limited (Jersey, Channel Is.)
Morgan Stanley LEF I, Inc.
Morgan Stanley Leveraged Capital Fund Inc.
Morgan Stanley Leveraged Equity Fund II, Inc.
     Morgan Stanley Capital Partners Asia Limited (Hong Kong)
Morgan Stanley Leveraged Equity Holdings Inc.
Morgan Stanley Market Products Inc.
Morgan Stanley Mortgage Capital Inc. (New York)
Morgan Stanley Overseas Finance Ltd. (Cayman Islands)
Morgan Stanley Overseas Services (Jersey) Limited (Jersey, Channel Is.)
Morgan Stanley Real Estate Investment Management Inc.
     Morgan Stanley Real Estate Fund, Inc.
          MSREF I, L.L.C.
     MSREF I-CO, L.L.C.
Morgan Stanley Real Estate Investment Management II, Inc.
     MSREF II-CO, L.L.C.
Morgan Stanley Realty Incorporated
     Brooks Harvey & Co., Inc.
     Morgan Stanley Realty of California Inc. (California)
     Morgan Stanley Realty of Illinois Inc.
     Brooks Harvey of Florida, Inc. (Florida)
     Brooks Harvey & Co. of Hawaii, Inc.
     Morgan Stanley Realty Japan Ltd. (Japan)
     BH-MS Realty Inc.
          BH-MS Leasing Inc.
               BH-Sartell Inc.
The Morgan Stanley Scholarship Fund Inc. (Not-For-Profit)
Morgan Stanley Senior Funding, Inc.
Morgan Stanley Services Inc.
Morgan Stanley Technical Services Inc.
Morgan Stanley Technical Services MB/VC Inc.
Morgan Stanley Trust Company (New York)
Morgan Stanley Venture Capital Inc.
Morgan Stanley Venture Capital II, Inc.
Morgan Stanley Venture Capital III, Inc.
Morgan Stanley Ventures Inc.
Morstan Development Company, Inc.
     Moranta, Inc. (Georgia)
     Porstan Development Company, Inc. (Oregon)
MS 10020, Inc.
MS 10036, Inc.
MS Capital Cayman Ltd. (Cayman Islands)
MS Financing Inc.
     1585 Broadway Corporation

     Morgan Stanley 750 Building Corp.
     MS Tokyo Properties Ltd. (Japan)
MS Holdings Incorporated
MS Real Estate Special Situations Inc.
MS Real Estate Special Situations GP Inc.
MS Technology Holdings, Inc.
MS Venture Capital (Japan) Inc.
MSAM Holdings II, Inc.
     VK/AC Holding, Inc.
          Van Kampen American Capital, Inc.
               ACCESS Investor Services, Inc.
               American Capital Contractual Services, Inc. (New York)
               Van Kampen American Capital Advisors, Inc.
               Van Kampen American Capital Asset Management, Inc.
               Van Kampen American Capital Distributors, Inc.
               Van Kampen American Capital Exchange Corp. (California)
               Van Kampen American Capital Insurance Agency of Illinois, Inc. (Illinois)
               Van Kampen American Capital Insurance Agency of Texas, Inc.
               (Texas)
               Van Kampen American Capital Investment Advisory Corp.
               Van Kampen American Capital Management, Inc.
               Van Kampen American Capital Recordkeeping Services, Inc.
               Van Kampen American Capital Trust Company (Texas)
               Van Kampen Merritt Equity Advisors Corp.
               VKAC Cayman Limited (Cayman Islands)
               VK/AC System, Inc.
MSBF Inc.
MSCP III Holdings, Inc.
MSIT Holdings, Inc.
MSPL Co. Inc.
MSREF II, Inc.
     MSREF II, L.L.C.
MSREF Funding, Inc.
MSUH Holdings I, Inc.
     MSUH Holdings II, Inc.
          MS SP Urban Horizons, Inc.
          MS Urban Horizons, Inc.
PG Holdings, Inc.
PG Investors, Inc.
PG Investors II, Inc.
Pierpont Power, Inc. (New York)
Romley Computer Leasing Inc.
Strategic Investments I, Inc.

THE MORGAN STANLEY LEVERAGED EQUITY FUND II, L.P.
(the general partner of which is Morgan Stanley Leveraged Equity Fund II, Inc.) American Italian Pasta Company
Amerin Corportion
     Amerin Guaranty Corporation
ARM Financial Group, Inc.
CIMIC Holdings Limited
Consolidated Hydro, Inc.
Hamilton Services Limited
PageMart Wireless, Inc.
Jefferson Smurfit Corporation
Risk Management Solutions
Silgran Holding Inc.

     Silgan Corporation
American Color Graphics

"DEAN WITTER, DISCOVER COMPANIES"

Dean Witter Alliance Capital Corporation
Dean Witter Asset Corporation
Dean Witter Capital Corporation
     Dean Witter Advisers Inc.
     Dean Witter Capital Advisers Inc.
     DW Administrators Inc.
     DW Window Coverings Holding, Inc.
Dean Witter Distributors Inc.
Dean Witter Equipment Corporation
     Dean Witter Aviation Capital Inc.
Dean Witter Futures and Currency Management Inc.
Dean Witter InterCapital Inc.
     Dean Witter Services Company Inc.
Dean Witter Realty Inc.
     Cook Street Credit Company (Colorado)
     Cool Springs Inc. (Massachusetts)
     Dean Witter Global Realty Inc.
     Dean Witter Holding Corporation
          Cameron Leasing Corporation
          Civic Center Leasing Corporation
          Lee Leasing Corporation
          Lewiston Leasing Corporation
          Sartell Leasing Corporation
     Dean Witter Leasing Corporation
     Dean Witter Realty Advisors Inc.
     Dean Witter Realty Credit Corporation
     Dean Witter Realty Fourth Income Properties Inc.
     Dean Witter Realty Growth Properties Inc.
     Dean Witter Realty Income Associates I Inc.
     Dean Witter Realty Income Associates II Inc.
     Dean Witter Realty Income Properties I Inc.
     Dean Witter Realty Income Properties II Inc.
     Dean Witter Realty Income Properties III Inc.
     Dean Witter Realty Securitization Inc.
     Dean Witter Realty Yield Plus Assignor Inc.
     Dean Witter Realty Yield Plus Inc.
     Dean Witter Realty Yield Plus II Inc.
     DW Arboretum Plaza Inc.
     DW Bennington Property Inc.
     DW Chesterbrook Investors Inc.
     DW Duportail Investors Inc.
     DW Greycoat Inc.
     DW Morris Drive Incorporated
     DW 1200 Incorporated
     DW Reston Technology Park Inc.
     DW Tech Park II Inc.
     GF Braker Inc.
     Green Orchard Inc. (Massachusetts)
     LLJV Funding Corporation (Massachusetts)
     LS Atlanta Associates Inc.
     LS Bayport, Inc.
     LS Lake, Inc.

     LS Richmond Mall Inc.
     Realty Management Services Inc.
     SBA/DW/CB Temp Inc.
     SBA/DWR, Inc.
Dean Witter Reynolds Inc.
     Dean Witter Reynolds Insurance Agency (Massachusetts ) Inc. (Massachusetts) Dean Witter Reynolds Insurance Agency (Ohio) Inc. (Ohio)
     Dean Witter Reynolds Insurance Agency (Oklahoma) Inc. (Oklahoma)
     Dean Witter Reynolds Insurance Agency (Texas) Inc. (Texas)
     Dean Witter Reynolds Insurance Agency (Alabama) Inc. (Alabama)
     Dean Witter Reynolds Insurance Services (Arizona) Inc. (Arizona)
     Dean Witter Reynolds Insurance Services (Arkansas) Inc. (Arkansas)
     Dean Witter Reynolds Insurance Services (Illinois) Inc. (Illinois)
     Dean Witter Reynolds Insurance Services Inc.
          Dean Witter Reynolds Insurance Agency (Indiana) Inc. (Indiana)
     Dean Witter Reynolds Insurance Services, Inc. (Puerto Rico) (Puerto Rico) Dean Witter Reynolds Insurance Services (Maine) Inc. (Maine)
     Dean Witter Reynolds Insurance Services (Montana) Inc. (Montana)
     Dean Witter Reynolds Insurance Services (New Hampshire) Inc. (New
     Hampshire)
     Dean Witter Reynolds Insurance Services (South Dakota) Inc. (South Dakota) Dean Witter Reynolds Insurance Services (Wyoming) Inc. (Wyoming)
     DWR Special Partners Inc.
Dean Witter Reynolds International Incorporated
     Dean Witter Reynolds GmbH (Germany)
     Dean Witter Reynolds (Hong Kong) Limited (Hong Kong)
     Dean Witter Reynolds International, Inc. (Panama)
          Dean Witter Reynolds (Geneva) S.A. (Switzerland)
     Dean Witter International Ltd. (U.K.)
          Dean Witter Capital Markets International Itd. (U.K.) (U.K.)
          Dean Witter Futures Limited (U.K.)
          Dean Witter Reynolds Limited (U.K.)
     Dean Witter Reynolds International, S.A. (France)
     Dean Witter Reynolds (Italy) Inc.
     Dean Witter Reynolds (Luasanne) S.A. (Switzerland)
     Dean Witter Reynolds (Lugano) S.A. (Switzerland)
     Dean Witter Reynolds S.p.A. (Italy)
Dean Witter Reynolds Partners Inc.
     DWR Special Advisors Inc.
Dean Witter Reynolds Venture Equities Inc.
     Dean Witter Venture Management Inc.
Dean Witter Trust FSB (Federal Charter)
Dean Witter Venture Inc.
Demeter Management Corporation
DWD Electronic Financial Services Inc.
     Discover Brokerage Direct Inc. (California)
          Bay One Technologies Group, Inc. (California)
DWR Partnership Administrators Inc.
DWR Wind Technologies Inc.
NOVUS Credit Services
     Bank of New Castle
     Discover Card Bank Limited (Gibraltar)
     Discover Services Corporation
     Greenwood Trust Company
     Mountain Receivables Corp.
     Mountain West Financial Corporation (Utah)
     NOVUS Consumer Discount Company (Pennsylvania)
     NOVUS Development Corporation

     NOVUS Financial Corporation
     NOVUS Financial Corporation of Iowa (Iowa)
     NOVUS Financial Corporation of Minnesota (Minnesota)
     NOVUS Financial Corporation of Tennessee (Tennessee)
     NOVUS Financial Corporation of Washington (Washington)
     NOVUS Services (Canada), Inc. (Canada)
     NOVUS Services, Inc.
     SCFC Receivables Corp.
          Discover Receivables Financing Corporation
          Discover Receivables Financing Group, Inc.
     SCFC Receivables Financing Corporation
     SPS Transaction Services, Inc.
          Hurley State Bank (South Dakota)
          SPS Payment Systems, Inc.
               MedCash, Inc.
               Med-Link Technologies, Inc.
               Quality Asset Management, Inc.
               Ruf Corporation (Kansas)
               SPS Commercial Services, Inc.
               SPS Newco, Inc.
               SPS Receivables Financing Corporation
     Utah Receivables Financing Corporation
One Water Corporation (Massachusetts)
Reynolds Securities Inc.
Tempo-GP, Inc.
Tempo-LP, Inc.
___________________________
*    95% owned by Morgan Stanley Asset Management Holdings Inc., 3% owned by MSL
Incorporated   and  2% owned by MS Holdings Incorporated.
**   25% owned by Morgan Stanley Asia Pacific (Holdings) I Limited.
***  25% owned by non-Morgan Stanley entities.


ITEM 31.  NUMBER OF CONTRACT OWNERS

          As of January 31, 1998 there were no contract owners of Separate Account Ten of Integrity. As of January 31, 1998 there were 3,379 contract owners of Separate Account II of Integrity.

ITEM 32.  INDEMNIFICATION

BY-LAWS OF INTEGRITY.  Integrity's By-Laws provide, in Article V, as follows:

          Section 5.1 INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND INCORPORATORS. To the extent permitted by the laws of the State of Ohio, subject to all applicable requirements thereof:

          (a) The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgements, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          (b) The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect to any of the following:

               (1) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

               (2) Any action of suit in which the only liability asserted against a Director is pursuant to Section 1701.95 of the Ohio Revised Code.

          (c) To the extent that a Director, trustee, officer, employee, or agent has been successful in the merits or otherwise in defense of any action, suit, or proceeding referred to in division (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

          (d) Any indemnification under divisions (a) and (b) of this Article, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon the determination that indemnification of the Director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (a) and (b) of this Article. Such determination shall be made as follows:

               (1) By a majority vote of a quorum consisting of Directors of the Corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

               (2) If the quorum described in division (d)(1) of this Article is not obtainable or if a majority vote of a quorum of disinterested Directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the Corporation or any person to be indemnified within the past five years;

               (3)  By the Shareholders; or

               (4) By the court of common pleas or the court in which such action, suit or proceeding was brought.

          Any determination made by the disinterested Directors under Article
          (d)(1) or by independent legal counsel under Article (d)(2) shall be promptly communicated to the person who threatened or brought the action or suit by in the right of the Corporation under (b) of this Article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

          (e) (1) Expenses, including attorney's fees, incurred by a Director in defending the action, suit, or proceeding shall be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Director in which he agrees to do both of the following:

                    (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation;

                    (ii) Reasonably cooperate with the Corporation concerning the action, suit or proceeding.

               (2) Expenses, including attorney's fees, incurred by a Director, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (a) and (b) of this Article, may be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the Corporation.

          (f) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the Articles or the Regulations for any agreement, vote of Shareholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

          (g) The Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self insurance, on behalf of or for any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the Corporation has a financial interest.

BY-LAWS OF ARM SECURITIES. ARM Securities' By-Laws provide, in Sections 4.01 and 4.02, as follows:

     SECTION 4.01 INDEMNIFICATION. The Corporation shall indemnify its officers and directors for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Minnesota Statutes, Section 302A.521, as amended from time to time, or as required or permitted by other provisions of law.

     SECTION 4.02 INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person in such person's official capacity against any liability asserted against and incurred by such person in or arising from that capacity, whether or not the Corporation would otherwise be required to indemnify the person against the liability.

INSURANCE. The directors and officers of Integrity and ARM Securities are insured under a policy issued by National Union. The total annual limit on such policy is $10 million, and the policy insures the officers and directors against certain liabilities arising out of their conduct in such capacities.

AGREEMENTS. Integrity and ARM Securities, including each director, officer and controlling person of Integrity and ARM Securities, are entitled to indemnification against certain liabilities as described in Sections 5.2, 5.3 and 5.5 of the Selling/General Agent Agreement and Section 9 of the Form of Principal Underwriter Agreement incorporated as Exhibit 5 to this Registration Statement. Those sections are incorporated by reference into this response. Certain officers and directors of Integrity are officers and directors of ARM Securities (see Item 29 and Item 34 of this Part C).

UNDERTAKING. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 33.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

The names and business addresses of the officers and directors of, and their positions with, Integrity Capital Advisers are as follows:

Name and Principal Business Address          Position and Offices with Integrity
                                             Capital Advisors
-----------------------------------          -----------------------------------


Martin H. Ruby                               Director, Chairman of the Board and
515 West Market Street                       Chief Executive Officer
Louisville, Kentucky  40202


Robert H. Scott                              General Counsel, Chief Compliance
Officer and Secretary
515 West Market Street
Louisville, Kentucky  40202

Michael A. Cochran                           Tax Officer
515 West Market Street
Louisville, Kentucky  40202

Peter S. Resnik                              Treasurer
515 West Market Street
Louisville, Kentucky  40202

Barry G. Ward                                Controller
515 West Market Street
Louisville, Kentucky  40202

Craig A. Hawley                              Assistant Secretary
515 West Market Street
Louisville, Kentucky  40202

Kevin L. Howard                              Assistant Secretary
515 West Market Street
Louisville, Kentucky  40202

Patricia L. Tackett                          Assistant Secretary
515 West Market Street
Louisville, Kentucky  40202

ITEM 34.  PRINCIPAL UNDERWRITERS

(a) ARM Securities is the principal underwriter for Separate Account Ten. ARM Securities also serves as an underwriter for Separate Account I and II of Integrity, Separate Accounts I, II and Ten of National Integrity Life Insurance Company, and The Legends Fund, Inc. Integrity is the Depositor of Separate Accounts I, II, Ten and VUL.
(b) The names and business addresses of the officers and directors of, and their positions with, ARM Securities are as follows:

Name and Principal Business Address          Position and Offices with ARM
                                             Securities
-----------------------------------          -----------------------------
Edward J. Haines                             Director and President
515 West Market Street

Louisville, Kentucky  40202

John R. McGeeney                             Director, Secretary, General
515 West Market Street                       Counsel and Compliance Officer
Louisville, Kentucky  40202

Michael A. Cochran                           Tax Officer
515 West Market Street
Louisville, Kentucky  40202

Peter S. Resnik                              Treasurer
515 West Market Street
Louisville, Kentucky  40202

Dale C. Bauman                               Vice President
100 North Minnesota Street
New Ulm, Minnesota  56073

Robert Bryant                                Vice President
1550 East Shaw #120
Fresno, California  93710

Ronald Geiger                                Vice President
100 North Minnesota Street
New Ulm, Minnesota  56073

Barry G. Ward                                Controller
515 West Market Street
Louisville, Kentucky  40202

William H. Guth                              Operations Officer
515 West Market Street
Louisville, Kentucky  40202

David L. Anders                              Marketing Officer
515 West Market Street
Louisville, Kentucky  40202

Robert L. Maddox                             Assistant Secretary
515 West Market Street
Louisville, Kentucky  40202

Cara M. Page                                 Assistant Secretary
515 West Market Street
Louisville, Kentucky  40202

(c)       Not applicable.


ITEM 35.  LOCATION OF ACCOUNTS AND RECORDS

     The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Integrity at 515 West Market Street, Louisville, Kentucky 40202.

ITEM 36.  MANAGEMENT SERVICES

     The contract under which management-related services are provided to Integrity is discussed under Part 1 and Part 4 of Part B.


ITEM 37.  UNDERTAKINGS

     The Registrant hereby undertakes:

     (a) to file a post-effective amendment, using financial statements of the Registrant which need not be certified, within four to six months from the effective date of the Registrant's registration statement;

     (b) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (c) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

     (d) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          Integrity represents that the aggregate charges under variable annuity contracts described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Integrity.

                                      SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this Registration Statement to be signed on their behalf, in the City of Louisville and State of Kentucky on this 28th day of April, 1998.

                               SEPARATE ACCOUNT TEN OF
                           INTEGRITY LIFE INSURANCE COMPANY
                                     (Registrant)

                        By:  Integrity Life Insurance Company
                                     (Depositor)



                        By:   /s/ John R. Lindholm
                           --------------------------------
                                   John R. Lindholm
                                      President



                           INTEGRITY LIFE INSURANCE COMPANY
                                     (Depositor)



                        By:   /s/ John R. Lindholm
                           --------------------------------
                                   John R. Lindholm
                                      President

                                      SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf, in the City of Louisville and State of Kentucky on this 28th day of April, 1998.


                           INTEGRITY LIFE INSURANCE COMPANY
                                     (Depositor)


                        By:   /s/ John R. Lindholm
                           --------------------------------
                                   John R. Lindholm
                                      President

     As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.


PRINCIPAL EXECUTIVE OFFICER:     /s/ John R. Lindholm
                              ----------------------------------
                              John R. Lindholm, President
                              Date:  4/28/98


PRINCIPAL FINANCIAL OFFICER:     /s/ Edward L. Zeman
                              ----------------------------------
                              Edward L. Zeman, Executive Vice President-
                              Chief Financial Officer
                              Date:  4/28/98


PRINCIPAL ACCOUNTING OFFICER:    /s/ Barry G. Ward
                              ----------------------------------
                              Barry G. Ward, Controller
                              Date:  4/28/98


DIRECTORS:

 /s/ Mark A. Adkins                           /s/  Jeffrey A. Trainer
----------------------------                 -----------------------------------
Mark A. Adkins                               Jeffrey A. Trainer
Date:  4/28/98                               Date:  4/28/98


 /s/ John R. Lindholm                        /s/ Martin H. Ruby
----------------------------                 -----------------------------------
John R. Lindholm                             Martin H. Ruby
Date:  4/28/98                               Date:  4/28/98


 /s/ Gerald J. Rusnak                        /s/ John R. McGeeney
----------------------------                 -----------------------------------
Gerald J. Rusnak                             John R. McGeeney
Date:  4/28/98                               Date:  4/28/98


 /s/ William H. Guth
----------------------------
William H. Guth
Date:  4/28/98


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

                                    EXHIBIT INDEX



Exhibit No.


3.        Form of Custodian Agreement

4.(a)     Form of Management Agreement

4.(b)     Form of Sub-Advisory Agreement

5.        Form of Principal Underwriter Agreement with ARM Securities
          Corporation

12.       Opinion and Consent of Kevin L. Howard, Esq.

13.       Consent of Ernst & Young LLP



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